                                                Filed Pursuant to Rule 424(b)(4)
                                                File No. 333-35835

PROSPECTUS

                                2,180,000 SHARES

                                [SPEEDFAM LOGO]

                                  COMMON STOCK
                          ---------------------------

     Of the 2,180,000 shares of Common Stock, no par value (the "Common Stock") offered hereby, 2,000,000 shares are being sold by SpeedFam International, Inc. ("SpeedFam" or the "Company") and 180,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."

     The Company's Common Stock is traded on the Nasdaq Stock Market under the symbol "SFAM." The last sale price for the Common Stock on October 8, 1997, as reported on the Nasdaq Stock Market, was $53 per share. See "Price Range of Common Stock and Dividend Policy."
                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                          ---------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================================
                                             UNDERWRITING                      PROCEEDS TO
                             PRICE TO       DISCOUNTS AND      PROCEEDS TO         SELLING
                              PUBLIC        COMMISSIONS(1)      COMPANY(2)       SHAREHOLDERS
------------------------------------------------------------------------------------------------
Per Share...............       $52.75           $2.37             $50.38            $50.38
------------------------------------------------------------------------------------------------
Total(3)................    $114,995,000      $5,166,600       $100,760,000       $9,068,400
================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of the offering of $400,000 payable by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 327,000 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $132,244,250, $5,941,590 and $117,234,260, respectively. See
    "Underwriting."
                          ---------------------------

     The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., New York, New York on or about October 15, 1997.
                          ---------------------------

LEHMAN BROTHERS
              BT ALEX. BROWN
                            NATIONSBANC MONTGOMERY SECURITIES, INC.
                                                         NEEDHAM & COMPANY, INC.

October 8, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information filed by the Company.

     This prospectus constitutes a part of a registration statement on Form S-3 (herein, together with all exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Commission are incorporated in this Prospectus by reference: (i) the Company's Annual Report on Form 10-K for the year ended May 31, 1997, (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1997, and (iii) the Company's Current Report on Form 8-K dated September 17, 1997.

     In addition, all documents filed by the Company with the Commission after the date of this Prospectus pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act and prior to the termination of the offering made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Certain information incorporated by reference herein contains forward-looking statements as such term is defined in Section 27A of the Securities Act and
Section 21E of the Exchange Act. Certain factors as discussed therein could cause actual results to differ materially from those in the forward-looking statements.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED BY REFERENCE HEREIN, INCLUDING EXHIBITS SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS BUT EXCLUDING ALL OTHER EXHIBITS TO SUCH DOCUMENTS. REQUESTS SHOULD BE MADE TO THE COMPANY AT ITS GENERAL MAILING ADDRESS: SPEEDFAM INTERNATIONAL, INC., 305 NORTH 54TH STREET, CHANDLER, ARIZONA 85226, TELEPHONE NUMBER (602) 705-2113, ATTN: INVESTOR RELATIONS DEPARTMENT.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Company's consolidated financial statements appearing elsewhere or incorporated by reference in this Prospectus. Unless the context otherwise requires, the "Company" and "SpeedFam" refer only to SpeedFam International, Inc. and its wholly owned subsidiaries.

                                  THE COMPANY

     SpeedFam designs, develops, manufactures, markets and services chemical mechanical planarization, or "CMP," systems used in the fabrication of semiconductor devices and other high throughput precision surface processing systems used in the fabrication of thin film memory disk media, semiconductor wafers and general industrial components. In addition, the Company markets and distributes polishing liquids (or slurry) and parts and expendables used in its customers' manufacturing processes. The Company's array of processing systems includes polishing, grinding, lapping and pre-deposition cleaning equipment. The process steps performed by the Company's equipment are an integral part of and occur repeatedly throughout the fabrication cycles of advanced semiconductors, thin film memory disk media and semiconductor wafers. Major customers of the Company include AMD, Akashic, Hewlett-Packard, IBM, Komag, MEMC, Mitsubishi Siltec, Motorola, Rockwell International, Seagate, Siemens and Wacker Siltronic.

     Semiconductor and thin film memory disk manufacturers are rapidly adopting new technologies in response to increasing demand by end users for improved system performance and processing capacity and new features in computing and other electronics applications. Semiconductor device manufacturers are producing devices with smaller geometries and multi-level metal processes. Similarly, thin film memory disk media manufacturers are continually increasing the density of disk media by increasing coercivity (magnetic density) and reducing head flying heights in order to satisfy end user demand for greater storage capacity. In order to meet these evolving specifications, both semiconductor and thin film memory disk manufacturers must tighten tolerances and improve certain surface characteristics of their products. These tightened tolerances necessitate improvements in the semiconductor and thin film memory disk media manufacturing processes in order to increase planarity (flatness) and provide a number of new surface characteristics.

     The Company currently offers the Auriga, a multiple head, two polishing table CMP system for use in the manufacture of advanced semiconductor devices. In addition, the Company has recently introduced the Auriga-C, which integrates technology from the Company's Capella, its post-CMP cleaning system. The integration of post-CMP cleaning to CMP polish is known as "dry-in/dry-out" capability and results in polished, cleaned and dry wafers. The Company has also recently introduced the Altair, an in situ end-point detection system, which is designed to measure precisely the actual remaining film thickness on a wafer during the CMP polishing process. Deliveries of the Auriga-C for revenue are expected to begin in the second quarter of fiscal 1998. The Company's CMP systems are designed to provide high throughput, low cost of ownership and process flexibility. The objective of CMP is to reestablish a flat or planar surface that has been degraded by prior deposition steps to a point where it is not possible or feasible to deposit additional levels without first restoring the surface to a planar condition. Reestablishing a planar surface allows semiconductor device manufacturers to produce denser, more complex devices by allowing the addition of a greater number of metal levels and can lead to significant yield and reliability improvements for the device manufacturer. Because of the depth of focus limitations of existing photolithography equipment, global planarization becomes particularly important for devices with design geometries of 0.35 micron or less and three or more metal levels. According to Dataquest Incorporated, the CMP polishing equipment market was estimated at $316 million in 1996 and it currently projects the market to be approximately $1.2 billion in the year 2001.

     The Company's strategy is to establish and maintain market leadership in high throughput surface processing of advanced semiconductors, thin film memory disk media, semiconductor wafer and other high value-added products. The Company employs dedicated business units focusing on each such market. The Company provides an entire processing solution including process expertise, training, cooperative development, slurry and expendables, along with equipment. During the Company's fiscal years ended May 31, 1995, 1996, 1997 and for the three months ended August 31, 1997, 54.5%, 78.5%, 84.8% and 84.9%, respectively, of the Company's total revenue was derived from the sale of capital equipment, parts and expendables (including commissions) and 45.5%, 21.5%, 15.2% and 15.1%, respectively, was derived from the sale of slurry and slurry components.

     The Company owns a 50% interest in SpeedFam Co., Ltd., a joint venture that conducts operations in the Far East (together with its subsidiaries and joint ventures, the "Far East Joint Venture"). Generally, the Far East Joint Venture designs, produces and markets in the Far East equipment similar to that produced by the Company in the U.S. The Far East Joint Venture, which the Company accounts for on the equity method, has had a substantial influence on the results of operations of the Company in the past.

                                  THE OFFERING

Common Stock to be Offered:
  By the Company............... 2,000,000 shares
  By the Selling
     Shareholders.............. 180,000 shares
                                ----------
          Total................ 2,180,000 shares
Common Stock Outstanding after
  the Offering................. 15,475,036 shares(1)
Use of Proceeds................ To fund capital expenditures and for working capital and other general corporate purposes. See "Use of Proceeds."
Nasdaq Stock Market Symbol..... SFAM

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (in thousands, except per share data)

                                                                                   THREE MONTHS
                                                      YEAR ENDED MAY 31,         ENDED AUGUST 31,
                                                 -----------------------------   -----------------
                                                  1995       1996       1997      1996      1997
                                                 -------   --------   --------   -------   -------
STATEMENTS OF EARNINGS DATA:
  Total revenue................................  $59,778   $120,170   $173,424   $39,728   $53,847
  Gross margin.................................   14,284     41,509     69,923    13,946    23,016
  Operating profit.............................    1,596     11,091     21,486     3,360     6,862
  Other income (expense).......................     (953)      (208)      (298)     (445)      759
  Income tax expense...........................      186      4,266      8,037     1,063     2,793
  Earnings from consolidated companies.........      457      6,617     13,151     1,852     4,828
  Equity in net earnings of affiliates(2)......    1,187      5,204      7,068     2,186       729
  Net earnings.................................  $ 1,644   $ 11,821   $ 20,219   $ 4,038   $ 5,557
  Net earnings per share.......................  $  0.20   $   1.16   $   1.67   $  0.36   $  0.39
  Weighted average common and common equivalent
     shares....................................    8,146     10,159     12,127    11,277    14,242

                                                                           AUGUST 31, 1997
                                                                     ---------------------------
                                                                      ACTUAL      AS ADJUSTED(3)
                                                                     --------     --------------
BALANCE SHEET DATA:
  Working capital..................................................  $106,229        $206,589
  Total assets.....................................................   220,095         320,455
  Long-term debt, less current maturities..........................       230             230
  Stockholders' equity.............................................   164,722         265,082

---------------
(1) Based on shares of Common Stock outstanding at September 2, 1997. Excludes an aggregate of 2,412,164 shares of Common Stock reserved for issuance under the Company's employee benefit plans, of which options to acquire 1,423,329 shares of Common Stock were outstanding at September 2, 1997.

(2) Includes $1,100,000, $4,759,000, $5,513,000, $1,781,000 and $286,000 for
    fiscal 1995, 1996, 1997 and for the three months ended August 31, 1996 and 1997, respectively, attributable to the Company's share of net earnings from the Far East Joint Venture, accounted for on the equity method. See "Joint Venture Arrangements" and the consolidated financial statements of the Far East Joint Venture included elsewhere herein. The remainder represents the Company's share of net earnings from a separate joint venture.

(3) Adjusted to give effect to the sale of the 2,000,000 shares of Common Stock offered by the Company hereby after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

     Unless otherwise indicated, the information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) has been adjusted to reflect a twenty-for-one split of the Common Stock effective as of July 31, 1995.

                                  RISK FACTORS

     The Common Stock offered hereby involves a high degree of risk. In addition to the other information included or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. Certain statements in this Prospectus, including without limitation certain of those contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Industry
Background, -- The SpeedFam CMP Solution, -- SpeedFam Strategy" and -- Research, Development and Engineering -- Product Development" constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company's quarterly operating results have historically and may in the future vary significantly due to a number of factors. Factors that may influence the Company's operating results in a given quarter include: (i) customer demand, such as economic conditions in the semiconductor and memory disk industries, market acceptance of products of both the Company and its customers, changes in product mix, and the timing, cancellation or delay of customer orders and shipments; (ii) the quarterly operating results of the Company's joint ventures, which the Company accounts for on the equity method; (iii) new product development, such as increased research, development and engineering, as well as marketing expenses associated with new product introductions, including the effect of transitioning to new or enhanced products, and the Company's ability to introduce new products and technologies on a timely basis; (iv) competition, such as competitive pressures on prices of the Company's products and the introduction or announcement of new products by competitors; (v) manufacturing and operations, such as fluctuations in availability and cost of raw materials and production capacity; (vi) fluctuations in foreign currency exchange rates; and (vii) sales and marketing, such as concentrations of customers, and discounts that may be granted to certain customers; as well as other factors, such as levels of expenses relative to revenue levels, personnel changes and generally prevailing economic conditions.

     The Company expects that sales of equipment to the thin film memory disk market will be significantly lower for at least the next several quarters as compared to prior fiscal years for a number of reasons, including a general overcapacity in the memory disk industry and increased competition.

     In addition, in fiscal 1997, the equity in net earnings of affiliates attributable to the Company's joint ventures increased substantially, primarily as a result of increased earnings of the Far East Joint Venture attributable to strong demand for products sold to the thin film memory and semiconductor industries. However, the Far East Joint Venture recently adopted an aggressive pricing strategy designed to gain market share for its new automated disk polishing systems. The Far East Joint Venture expects this gross margin pressure to continue to negatively impact the Far East Joint Venture's earnings for at least the near term. As a result of the foregoing and for other reasons, the Company does not expect earnings of the Far East Joint Venture to grow in its next fiscal year and expects that such earnings will be the same as or lower than in fiscal 1997. Any decline in earnings of the Far East Joint Venture could have a material adverse effect on the results of operations of the Company.

     Historically, a disproportionate share of the Company's revenue and operating profit has been attributable to the last two quarters of the Company's fiscal year, primarily the fourth quarter. In particular, the Company typically experienced a decline in revenues and operating profit from the fourth fiscal quarter to the first fiscal quarter of the succeeding year. The Company believes that this decline was primarily due to the seasonal buying patterns of its customers. However, the Company anticipates that this historical pattern may be moderated by increased sales of its CMP systems.

     During a given quarter, a significant portion of the Company's revenue may be derived from the sale of a relatively small number of machines and systems. Accordingly, a small change in the number of machines and systems actually shipped may cause significant changes in operating results. Moreover, customers may cancel or reschedule shipments, and production difficulties could delay shipments. In addition, because of the significantly different gross margins attributable to the Company's two segments, changes in product mix may cause fluctuations in operating results. Further, the lengthy sales cycle for certain of the Company's capital equipment may result in the Company incurring significant expenses prior to the receipt of customer orders. In addition, the introduction of new products has in the past contributed, and may continue to contribute, to fluctuations in quarterly operating results. These same factors also could materially and adversely affect annual results of operations. In addition, the need for continued investment in research and development, marketing and customer support limits the Company's ability to reduce expenses in response to downturns in the industries it serves.

DEPENDENCE ON CMP SYSTEMS

     The Company's CMP systems accounted for 7.9%, 34.7%, 50.2% and 59.1% of net sales for fiscal 1995, 1996, 1997 and the three months ended August 31, 1997, respectively. The Company believes that its future growth, if any, depends in large part upon its ability to grow revenue attributable to its CMP systems and technology. Revenue growth attributable to the Company's CMP systems depends upon numerous factors, including cost of ownership, throughput, process flexibility, performance and reliability and availability of customer support. The Company intends to periodically develop and introduce enhanced versions of its CMP system. Failure to continually enhance the Company's CMP system may impact its ability to grow revenue attributable to its CMP systems. In addition, the number of suppliers for polishing pads used in the CMP process is limited and an insufficient supply of such products could adversely impact or impede the Company's revenue growth from its CMP systems. There can be no assurance that the Company will be successful in growing revenue attributable to its current CMP systems, or any future enhanced version of the systems. The failure of the Company to accomplish these objectives would have a material adverse effect on the Company. See " -- Competition," "-- Dependence on New Product Development; Rapid Technological Change."

DEPENDENCE ON NEW PRODUCT DEVELOPMENT; RAPID TECHNOLOGICAL CHANGE

     The Company believes that its future success will depend, in part, on its ability to enhance existing products and processes and develop and manufacture new products and processes. The markets in which the Company and its customers compete are characterized by evolving industry standards and frequent improvements in products and services. To compete effectively in such markets, the Company must continually improve its products and its process technologies and develop new technologies and products that compete effectively on the basis of price and performance. The Company expects to continue to make significant investments in research, development and engineering. There can be no assurance that the Company will be able to improve its existing products and its process technologies or develop new products and technologies. The Company intends to continually develop and introduce enhanced versions of its CMP system and post-CMP cleaning system. The Company has recently introduced the Auriga-C, an enhanced version of the Company's Auriga system, which integrates technology from the Company's Capella, its post-CMP cleaning system, thereby providing a dry-in/dry-out system. The Company has also recently introduced the Altair, an in situ end-point detection system. There can be no assurance that the Company's development of new or enhanced products, such as the Auriga-C, will be cost-effective or introduced in a timely manner or accepted in the marketplace. Failure by the Company to develop or introduce new products and product enhancements in a timely manner would have a material adverse effect on the Company's business, financial condition and results of operations.

     Due to the complexity of the Company's products, significant delays can occur between a system's introduction and the commencement of commercial shipments. The Company has from time to time experienced delays in the introduction of, and certain technical and manufacturing difficulties with, certain of its systems and enhancements, and may experience such delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. The Company has had limited experience with the production of the Auriga-C and may encounter difficulties in its production. Further, the Auriga-C has only recently begun testing in the Company's laboratories and has not yet been shipped to customers for evaluation. Deliveries of the Auriga-C for revenue are expected to begin in the second quarter of fiscal 1998. As with any new product introduction, there are risks that final customer acceptance may take longer than scheduled. The Company may also incur substantial unanticipated costs to ensure the functionality and reliability of its future product introductions early in the product's life cycle, including with respect to the Auriga-C. If new products experience reliability or quality problems, the Company could encounter a number of problems, including delayed shipments, reduced orders, higher manufacturing costs, delays in collection of accounts receivable and additional service and warranty expenses, all of which could materially adversely affect the Company's business and results of operations. In addition, in the event the Company does not manage product transitions successfully, announcements or introductions, or the perception that such events are likely to occur, by either the Company or its competitors could adversely affect sales of existing Company products. See "-- Dependence on CMP Systems," "-- Dependence on Key Customers" and "Business -- Research, Development and Engineering."

CYCLICAL NATURE OF THE COMPANY'S BUSINESS

     The Company's business depends substantially on the capital expenditures of semiconductor and thin film memory disk media manufacturers, which, in turn, depend upon the current and anticipated market demand for memory disks and semiconductor devices. Sales of capital equipment to these manufacturers are expected to continue to represent a significant portion of the Company's total revenue. These industries are highly cyclical and have historically experienced periodic downturns characterized by oversupply and weak demand, which often have a material adverse effect on the acquisition of capital equipment and other products used in the manufacturing process, including products offered by the Company. These downturns generally have materially adversely affected the business and operating results of capital equipment suppliers, including the Company. The semiconductor and thin film memory disk industries have recently or are currently experiencing downturns which have led many semiconductor and memory disk manufacturers to delay or cancel capital expenditures. To the extent that downturns cause the Company's customers to postpone or cancel orders, the Company's business and results of operations will be materially adversely affected.

     Sales of the Company's capital equipment depend, in large part, upon the decision of a prospective customer to increase manufacturing capacity or respond to advances in technology by upgrading or expanding existing manufacturing facilities or constructing new manufacturing facilities, all of which typically involve a significant capital commitment. Certain of the Company's capital equipment have lengthy sales cycles while the customer evaluates and receives approvals for the purchase of the Company's systems and completes the upgrading or expansion of existing facilities or the construction of new facilities. The Company may expend substantial funds and management effort during the sales cycle. The cyclicality and rapid technological change present in certain of the industries served by the Company may also cause prospective customers to postpone decisions regarding major capital expenditures, including purchases of the Company's equipment. In addition, the need for continued investment in research and development, marketing and customer support limits the Company's ability to reduce expenses in response to downturns in the industries it serves.

COMPETITION

     The Company's markets are highly competitive. In each of the markets the Company serves, the Company faces intense competition from established competitors, some of which have substantially greater financial, engineering, manufacturing and marketing resources, and, in some markets, greater name recognition than the Company, as well as long-standing customer relationships. Further, the Company believes that its competitors vary by geographic region. In the CMP market, the Company faces significant competition from current competitors and any others that may enter this market in the future. IPEC currently has the largest installed base of CMP equipment. Other companies in this market are in various stages of development or sale of CMP machines. Specifically, Applied Materials, a large semiconductor capital equipment supplier with significant resources, has introduced a multiple head CMP machine and IPEC has begun shipments of multiple head CMP systems. Ebara, a Japanese capital equipment manufacturer, has begun shipments of a multiple head, dry-in/dry-out system, primarily in the Far East. In addition, certain of the Company's competitors have longer-standing relationships than the Company with particular customers, including semiconductor device manufacturers. These longer-standing relationships may make it more difficult for the Company to sell its CMP systems to such device manufacturers. Consolidation among CMP equipment suppliers or the acquisition of one or more CMP equipment suppliers by large, established suppliers of non-CMP capital equipment to semiconductor device manufacturers or others could materially adversely affect the Company's ability to compete and could have a material adverse effect on the Company's results of operations. In the thin film memory disk and semiconductor wafer equipment markets, the Company competes with a relatively few significant competitors.

     In order to remain competitive, the Company will be required to make a high level of investment in research, development and engineering, marketing and customer service and support. There can be no assurance that the Company will have sufficient resources to make such investments or, even if they are made, that the Company's products will be competitive given technological advances by competitors or changes in processing technology in the industries the Company serves. In the past, competitors of the Company have developed and marketed products having similar design and functionality to the Company's products. The Company's competitors can be expected to improve the performance of their products and to introduce new products with competitive price/performance characteristics. The Company's competitors may also increase their efforts to gain and retain market share through competitive pricing. These competitive pressures may necessitate price reductions by the Company or render the Company less competitive.

     In the memory disk slurry market, the Company competes primarily with Praxair, a large chemical company. The Company has experienced intense competition in the sale of slurry from Praxair, which manufactures and sells its own products. In response, the Company has in the past reduced its prices. At the same time, the supplier of substantially all of the Company's slurry, Fujimi Incorporated, a Japanese company, has raised the prices paid by the Company for slurry. As a result, in recent years the Company has experienced a decline in gross margins in the sale of slurry. Slurry has historically comprised a significant portion of the Company's total revenue, and in fiscal 1995, 1996, 1997 and for the three months ended August 31, 1997, accounted for 43.1%, 19.7%, 13.5% and 14.0%, respectively, of total revenue. The Company expects that competition in the slurry market will remain intense in the future. In addition, fluctuations in exchange rates have in the past resulted, and may in the future result, in increases in the costs of slurry for the Company. Decreased slurry selling prices or increased slurry costs could have a material adverse effect on the Company's results of operations. See "-- Sole or Limited Sources of Supply," "Business -- Manufacturing and Suppliers," "-- Competition" and
"-- International Business."

RELIANCE ON THE PERFORMANCE OF AND RELATIONSHIP WITH FAR EAST JOINT VENTURE

     The Company owns a 50% interest in SpeedFam Co., Ltd., a joint venture that conducts operations in the Far East (together with its subsidiaries and joint ventures, the "Far East Joint Venture"). During fiscal 1995, 1996, 1997 and the three months ended August 31, 1997, the Company's share of the net earnings of the Far East Joint Venture was $1.1 million, $4.8 million, $5.5 million and $286,000, respectively, representing 66.9%, 40.3%, 27.3% and 5.1%, respectively, of the Company's net earnings. The Company accounts for the Far East Joint Venture on the equity method. During fiscal 1995, 1996, 1997 and the three months ended August 31, 1997, 4.6%, 5.2%, 7.2% and 3.6%, respectively, of the Company's total revenue was attributable to commissions earned by the Company on the distribution in the U.S. and Europe of products of the Far East Joint Venture. The Far East Joint Venture has paid dividends to the Company in the past and may continue to do so in the foreseeable future, but is expected to reinvest substantially all of its earnings back into its business. At August 31, 1997, the Company's equity interest in the Far East Joint Venture was $20.8 million, representing 9.5% of the Company's total assets and 12.6% of shareholders' equity. The results of operations of the Company in the past have been substantially influenced by the results of operations of the Far East Joint Venture and can be expected to continue to be so influenced in the future. The term of the joint venture is indefinite. In the event that either the Company or its joint venture partner desires to sell its interest in the Far East Joint Venture, it must first offer its interest to the other party. The Company believes that for a number of reasons, including the fact that the Company does not own a controlling interest in the Far East Joint Venture, the Company's ability to effect a sale of its interest is limited and the proceeds the Company would receive from a sale of its interest in the Far East Joint Venture may be reduced.

     Certain of the equipment produced and sold by the Far East Joint Venture is similar to that produced in the U.S. by the Company. In addition, the Far East Joint Venture produces and sells cleaning and automated polishing machines for the thin film memory disk market and polishing machines for the semiconductor wafer market, including machines that are distributed by the Company in the U.S. and Europe. Each of the Company and the Far East Joint Venture generally sell to customers in the same end markets. Because of the similarity between the business of the Company and that of the Far East Joint Venture, substantially all of the risks described herein with respect to the Company's business are also generally applicable to the business of the Far East Joint Venture. In addition, the Far East Joint Venture is subject to certain economic and political risks associated with conducting international business, as most sales by the Far East Joint Venture occur outside the U.S. and a material portion of the products sold by the Far East Joint Venture are shipped across international borders. Also, the business of the Far East Joint Venture is substantially influenced by general economic conditions in the regions in which it operates, particularly Japan. A majority of the net sales of the Far East Joint Venture are generated in Japan. Periods of weak or declining economic conditions in Japan, such as those recently experienced, could have a material adverse effect on the business and operating results of the Far East Joint Venture and, in turn, the Company.

     The Company does not have the legal right or practical ability to control the Far East Joint Venture. The historic business relationship between the Company and its joint venture partner has been based to a significant degree on personal relationships of the individuals involved. If those individuals or relationships were to change, it could result in a material adverse effect on the relationship between the Company and the Far East Joint Venture and, in turn, on the results of operations of the Company. In many instances, management decisions regarding the relationship between the Company and the Far East Joint Venture have not been made on the basis of arms-length negotiations. Instead, the business of the Far East Joint Venture and the business relationship between the Company and the Far East Joint Venture have been influenced by personal relationships between members of management of the two joint venture partners, the previous dealings of the entities and an underlying business intention to improve the mutual interests of the Company and the Far East Joint Venture, even if one party in a particular circumstance could negotiate a transaction with more favorable terms with a third party. For example, even though the agreements between the parties originally called for the payment of royalties for licensed technology, the parties amended the agreements to remove the royalty requirements, and it is not currently anticipated that either the Company or the Far East Joint Venture will pay royalties to the other in connection with the transfer of technology in the foreseeable future, including with respect to the Company's CMP technology. Makoto Kouzuma, President and Chief Executive Officer of the Company, is the Executive Vice President and General Manager of SpeedFam Co., Ltd. and is responsible for its day-to-day operations and therefore spends a significant portion of his time engaged in its business. These responsibilities have placed a heavy demand on Mr. Kouzuma's time, and have precluded him from spending all of his time with either the Company or the Far East Joint Venture. Both James N. Farley, the Chairman of the Company, and Mr. Kouzuma serve as directors of the Far East Joint Venture and have management responsibilities in connection with affiliates of the Far East Joint Venture. Mr. Kouzuma is compensated directly by the Far East Joint Venture for such services. As a result of this relationship between the Company and the Far East Joint Venture, management decisions in particular instances may tend to favor the Far East Joint Venture relative to decisions that would be made if the Far East Joint Venture were an unaffiliated third party.

     The Company's partner in the Far East Joint Venture is a privately-held Japanese corporation that supplies products to the automotive industry. Given the differences in the companies' ownership structure and products, there can be no assurance that the Company and its Far East Joint Venture partner will have similar interests with respect to the financial performance of the Far East Joint Venture.

     Pursuant to the agreement establishing the Far East Joint Venture, each of the Company and its joint venture partner has agreed not to manufacture or sell in Japan products similar to those sold by the Far East Joint Venture. Further, the Company has granted to the Far East Joint Venture the exclusive right to manufacture and sell products similar to those manufactured and distributed by the Company in Japan, Korea, Taiwan, Hong Kong, China, India, the Philippines, Thailand, Vietnam, Malaysia, Singapore and Indonesia and such other countries as the parties may agree to from time to time. As a result, the Company does not have the legal right to itself market products, including its CMP system, in those countries that are served by the Far East Joint Venture. The Company is therefore dependent upon the Far East Joint Venture to market its CMP system in the territories served exclusively by the Far East Joint Venture.

     The Company and the Far East Joint Venture share technology and expertise and each is dependent upon the other to protect any shared proprietary information. There can be no assurance that the sharing of technology and trademarks by the Company with the Far East Joint Venture will not result in the release of proprietary information, which could have a material adverse effect upon the Company.

     The Company believes that, to date, the relationship between the Company and its joint venture partner has been good. However, no assurance can be given that the relationship will continue to be satisfactory or that the joint venture will not terminate. In addition, changes in management of the Company or its joint venture partner could negatively impact the relationship between the joint venture partners. Any decline in the Far East Joint Venture's results of operations, termination of the joint venture or difficulties between the Company and its joint venture partner would have a material adverse effect on the Company's business, prospects and results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Joint Ventures," "Joint Venture Arrangements -- Far East Joint Venture" and the consolidated financial statements of SpeedFam Co., Ltd.

SOLE OR LIMITED SOURCES OF SUPPLY

     The Company relies to a substantial extent on outside suppliers to manufacture many of the components and subassemblies used in the Company's capital equipment, some of which are obtained from a single supplier or a limited group of suppliers. The Company's reliance on outside suppliers generally, and a sole or a limited group of suppliers in particular, involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over quality, pricing and timing of delivery of components. In the past, the Company has experienced delays in receiving materials from suppliers, sometimes resulting in delays in the delivery of products by the Company. Such delays, or other significant supplier or supply quality issues, may occur in the future, which could result in a material adverse effect on the Company. Because the manufacture of certain of these components and subassemblies is specialized and requires long lead times, there can be no assurance that delays or shortages caused by suppliers will not reoccur. Any inability to obtain adequate deliveries, or any other circumstance that would require the Company to seek alternative sources of supply or to manufacture such components internally, could delay shipment of the Company's products, increase its cost of goods sold and have a material adverse effect on the Company's business and results of operations. See "Business -- Manufacturing and Suppliers."

MANAGEMENT OF GROWTH

     The Company has recently experienced a period of rapid growth. The number of employees of the Company has increased 44% from 382 at August 31, 1996 to 549 at August 31, 1997. This growth has resulted in, and is expected to continue to create, new and increased responsibilities for management personnel, as well as added pressures on the Company's operating and financial systems. If the Company is required to manufacture its systems in larger volumes, it may become more difficult for the Company to maintain its standards of quality and reliability, and delivery times for its systems may grow longer. Further, if the Company were to be unable to expand its manufacturing capacity to meet demand, orders in backlog may be cancelled or lost to competitors. The Company currently plans to hire a significant number of additional employees during fiscal 1998. The Company's ability to manage future growth effectively and accomplish its overall goals will depend on its ability to hire additional management, technical and manufacturing personnel, to integrate its new employees into its overall operations and culture, and to continue to improve its operational, financial and management systems. If the Company is unable to manage growth effectively or hire or retain qualified personnel, the Company's business and results of operations would be materially adversely affected. See "-- Dependence on Key Personnel," "Business -- Properties" and "-- Employees."

DEPENDENCE ON KEY CUSTOMERS

     The Company's ten largest customers accounted for, in the aggregate, 66.9%, 64.4% and 59.8% of the Company's total revenue in fiscal years 1995, 1996 and 1997, respectively. The loss of, or a significant curtailment of purchases by, one or more of the Company's key customers would materially adversely affect the Company's business and results of operations. One of the Company's largest customers, Komag (a manufacturer of thin film memory disks), accounted for 20.6%, 17.8% and 10.3% of the Company's total revenue in fiscal years 1995, 1996 and 1997, respectively. Although Komag has represented a significant portion of the Company's sales of polishing machines to the thin film memory disk market in the past, it is not anticipated that Komag will represent as significant a portion of such sales in the future. AMD (a manufacturer of semiconductor devices), accounted for 12.8% of the Company's total revenue for fiscal 1997. In addition, during fiscal 1995, Akashic (a manufacturer of thin film memory disk media), accounted for 10.9% of the Company's total revenue. See "-- Dependence on New Product Development; Rapid Technological Change," "Business -- Customers" and "-- Sales and Marketing."

     The Company expects that sales of its products to relatively few customers will continue to account for a high percentage of its revenue in the foreseeable future. In addition, in certain of the markets the Company targets, such as the CMP, thin film memory disk and semiconductor wafer markets, there are relatively few potential customers. Generally, the Company has not entered into long-term agreements with its customers. In addition, as purchases related to a particular new, expanded or upgraded facility are completed, sales to that customer may decrease sharply. If completed orders are not replaced on a timely basis by new orders from the same or other customers, the Company's revenue and results of operations could be materially adversely affected. See "-- Fluctuations in Quarterly Operating Results" and "Business -- Customers."

INTERNATIONAL BUSINESS

     In fiscal 1995, 1996, 1997 and the first quarter of fiscal 1998, 17.3%, 21.7%, 31.2% and 32.6%, respectively, of the Company's total revenue was attributable to sales outside the United States. In addition, under certain circumstances, products sold to U.S. customers are shipped to those customers' overseas facilities. The Company expects that international sales will continue to represent a significant portion of its total revenue. Sales to customers outside the United States are subject to numerous risks, including exposure to currency fluctuations, the imposition of government controls, the need to comply with a wide variety of foreign and U.S. export laws, political and economic instability, trade restrictions, changes in tariffs and taxes typically associated with foreign sales, the greater difficulty of administering business overseas and general economic conditions. In addition, the laws of certain foreign countries may not protect the Company's intellectual property to the same extent as do the laws of the United States. The Company also purchases in yen certain equipment from the Far East Joint Venture that the Company then sells in the U.S. and Europe. Moreover, slurries marketed and distributed by both the Company and Fujimi Corporation, the Company's joint venture with Fujimi Incorporated, a Japanese company (the "Fujimi Joint Venture") are purchased in yen from Fujimi Incorporated, a Japanese company. Fluctuations in exchange rates have in the past resulted, and may in the future result, in increases in the cost to the Company of such products. Also, because the value of the net assets of the Company's foreign subsidiaries and its equity interest in the Far East Joint Venture fluctuate based upon exchange rates and because the Company does not hedge the value of such net assets, fluctuations in exchange rates may have an adverse effect on the Company's shareholders' equity. See "-- Reliance on the Performance of and Relationship with Far East Joint Venture" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant extent upon certain senior management and technical personnel. The loss of the services of one or more of these key persons could have a material adverse effect on the Company. Although the Company has employment agreements with certain of these key employees, such agreements are terminable at will by the employee. The Company's future success will depend in large part upon its ability to attract and retain highly skilled technical, managerial, and marketing personnel. Competition for such personnel in the Company's industry is intense and the companies with which the Company competes are often larger and more established than the Company. There can be no assurance that the Company will be successful in attracting and retaining qualified personnel. See "Business -- Employees" and "Management."

INTELLECTUAL PROPERTY RIGHTS

     The Company currently holds numerous United States patents and additional foreign patents in Japan and several Asian and European countries and has numerous United States and foreign patent applications pending. In addition, the Company believes that such factors as continued innovation, technical expertise and know-how of its personnel and other factors are also important. There can be no assurance that the Company will be able to protect its technology or that competitors will not be able to develop similar technology independently. No assurance can be given that the claims allowed on any patents held or acquired by the Company will be sufficiently broad to protect the Company's technologies. In addition, no assurance can be given that any existing or future patents issued to the Company will not be challenged, invalidated, or circumvented or that the rights granted thereunder will provide competitive advantages to the Company. In that event, the Company's results of operations could be adversely affected. Moreover, the Company may choose to incur significant costs in an attempt to defend its patent rights.

     In addition, although the Company believes that its products do not infringe any valid existing proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future. In the CMP market the Company serves, there are a number of patents relating to the CMP process held by third parties. Accordingly, the Company, as a CMP equipment manufacturer, may be required to attempt to obtain licenses from the holders of one or more of such patents, which may impede the use of CMP technology by the Company. There also may be pending patent applications or issued patents of which the Company is not aware, and which would require the Company to license or challenge such patents, at significant expense to the Company. There can be no assurance that any such license would be available on acceptable terms, if at all, or that the Company would prevail in any such challenge. See "Business -- Intellectual Property."

ENVIRONMENTAL REGULATIONS

     The Company is subject to a variety of federal, state and local laws, rules and regulations relating to the use, storage, discharge and disposal of hazardous chemicals used in research and development. In addition, a number of slurries and other materials sold by the Company and used by the Company's customers on equipment manufactured by the Company are substances subject to such regulation. Public attention has increasingly been focused on the environmental impact of operations that use hazardous materials. Failure to comply with present or future regulations could result in substantial liability to the Company. In addition, new laws, rules and regulations could be adopted that could result in significant expense to the Company in the conduct of its business.

CONTROL BY EXISTING SHAREHOLDERS

     Following the offering, Mr. Farley, his spouse and adult children will, in the aggregate, beneficially own approximately 24.2% of the Company's outstanding shares (approximately 23.7% assuming the full exercise of the Underwriters' over allotment option). Further, following this offering, the Company's executive officers, directors and Mr. Farley's spouse, a principal shareholder (exclusive of shares beneficially owned by Mr. Farley's adult children) will, in the aggregate, beneficially own approximately 22.8% of the Company's outstanding shares of Common Stock (approximately 22.3% assuming the full exercise of the Underwriters' over allotment option). As a result, these shareholders, if acting together, would be able to significantly influence the outcome of most matters requiring approval by the shareholders of the Company, including the election of the directors and other actions by shareholders with respect to the business and affairs of the Company. In addition, the voting power of these shareholders under certain circumstances could have the effect of delaying or preventing a change in control of the Company. See "Management," "Principal and Selling Shareholders" and "Description of Capital Stock."

POSSIBLE ISSUANCE OF PREFERRED STOCK

     The Board of Directors has authority to issue up to 1,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Company has no present plans to issue shares of Preferred Stock. See "Description of Capital Stock."

VOLATILITY OF STOCK PRICE

     The market price of the Common Stock is subject to significant fluctuations in response to the Company's operating results and other factors, including: announcements of developments related to the Company's business; fluctuations in the Company's order levels; general conditions in the technology industries or the worldwide economy; announcements of technological innovations; new products or product enhancements by the Company or its competitors; developments in patents or other intellectual property rights; significant changes in management; and developments in the Company's relationships with its joint venture partners, customers, distributors and suppliers. In addition, in recent years the stock market in general, and the shares of technology companies in particular, have experienced extreme price fluctuations, and such extreme price fluctuations may continue. These broad market and industry fluctuations may adversely affect the market price of the Company's Common Stock.

                                  THE COMPANY

     The Company was incorporated in Illinois in 1959 as SpeedLap Corporation. SpeedFam International, Inc. is a holding company operating through three wholly owned subsidiaries, and also owns interests in two joint ventures. The Company operates through SpeedFam Corporation in the U.S. ("SpeedFam U.S.") and SpeedFam Limited ("SpeedFam U.K.") and SpeedFam GmbH ("SpeedFam Germany") in Europe. SpeedFam International, Inc. owns 50% of each of two joint ventures, the Far East Joint Venture and the Fujimi Joint Venture. The Far East Joint Venture primarily produces and sells products in the Far East similar to those produced by the Company, and the Fujimi Joint Venture sells slurries and pads in North America.

     Unless the context otherwise requires, the "Company" and "SpeedFam" refer only to SpeedFam International, Inc., an Illinois corporation, and its wholly owned subsidiaries. The Company's principal executive offices are located at 305 North 54th Street, Chandler, Arizona 85226 and its telephone number is (602) 705-2100.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $100.4 million ($116.8 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

     Approximately $30.5 million of net proceeds is estimated to be used for capital expenditures. The Company expects to use the remaining net proceeds of this offering for working capital and for other general corporate purposes. The Company may also use a portion of the net proceeds to fund acquisitions of businesses, divisions of companies or technologies complementary to those of the Company, although there are no current agreements or commitments with respect to any such transactions. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, interest-bearing securities. The Company continually evaluates its financial position and financing alternatives. The Company may, in the future, raise additional funds through bank financing and the sale of equity securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is traded on the Nasdaq Stock Market under the symbol "SFAM." Public trading of the Common Stock commenced on October 10, 1995. Prior to that time, there was no public market for the Company's Common Stock. The following table sets forth the high and low closing sale prices for the Common Stock as reported by Nasdaq for the periods indicated:

                                                                        HIGH          LOW
                                                                        -----        -----
        Fiscal 1996
          Second Quarter (from October 10, 1995)......................  $ 18 1/4     $ 11 1/8
          Third Quarter...............................................    16 1/2        9 1/2
          Fourth Quarter..............................................    22           12
        Fiscal 1997
          First Quarter...............................................  $ 20 1/8     $ 11 1/8
          Second Quarter..............................................    25 5/16      10 7/8
          Third Quarter...............................................    39 3/4       20 7/8
          Fourth Quarter..............................................    39 1/2       24 1/4
        Fiscal 1998
          First Quarter...............................................  $ 54 7/8     $ 31 1/2
          Second Quarter (through October 8, 1997)....................    60 3/8       47

     On October 8, 1997, the last reported sale price of the Common Stock on the Nasdaq Stock Market was $53 per share. As of September 2, 1997, there were 102 holders of record of the Common Stock.

     The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain any future earnings to finance the growth and development of its business and does not intend to pay any cash dividends on its Common Stock in the foreseeable future. Payment of dividends in the future, if any, will be made at the discretion of the Board of Directors of the Company. Such decisions will depend on a number of factors, including the future earnings, capital requirements, financial condition and future prospects of the Company and such other factors as the Board of Directors may deem relevant.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of August 31, 1997 and as adjusted to reflect the sale of the 2,000,000 shares of Common Stock offered by the Company hereby (after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company).

                                                                            AUGUST 31, 1997
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
Long-term debt, net of current portion................................  $    230      $     230
                                                                        --------      ---------
Stockholders' equity:
Preferred stock, no par value, 1,000,000 shares authorized; no shares
  issued or outstanding...............................................        --             --
Common Stock, no par value, 20,000,000 shares authorized; 13,475,036 shares issued and outstanding, actual; 15,475,036 shares issued and
  outstanding, as adjusted(1).........................................         1              1
Additional paid-in capital............................................   107,056        207,416
Retained earnings.....................................................    55,023         55,023
Foreign currency translation adjustment...............................     2,642          2,642
                                                                        --------      ---------
     Total stockholders' equity.......................................   164,722        265,082
                                                                        --------      ---------
          Total capitalization........................................  $164,952      $ 265,312
                                                                        ========      =========

---------------
(1) Based on shares of Common Stock outstanding at August 31, 1997. Excludes an aggregate of 2,412,164 shares of Common Stock reserved for issuance under the Company's employee benefit plans, of which options to acquire 1,423,329 shares of Common Stock were outstanding at August 31, 1997.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated statements of earnings data for the years ended May 31, 1995, 1996 and 1997 and the consolidated balance sheet data as of May 31, 1996 and 1997 are derived from the Company's consolidated financial statements and notes thereto which have been audited by KPMG Peat Marwick LLP, independent public accountants and are included elsewhere in this Prospectus. The consolidated statements of earnings data for the years ended May 31, 1993 and 1994 and the consolidated balance sheet data as of May 31, 1993, 1994 and 1995 are derived from the Company's consolidated financial statements which have been audited by KPMG Peat Marwick LLP but are not included herein. The consolidated balance sheet data at August 31, 1997, and the statements of operations data for the three months ended August 31, 1996 and 1997, have been derived from unaudited consolidated financial statements, which, in the opinion of the Company, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations of the Company for those periods. The statements of operations data for interim periods are not necessarily indicative of results for subsequent periods or the full year. The selected consolidated financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's consolidated financial statements, appearing elsewhere in this Prospectus.

                                                                                                           THREE MONTHS
                                                                    YEAR ENDED MAY 31,                   ENDED AUGUST 31,
                                                     -------------------------------------------------   -----------------
                                                      1993      1994      1995       1996       1997      1996      1997
                                                     -------   -------   -------   --------   --------   -------   -------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF EARNINGS DATA:
REVENUE:
Net sales..........................................  $42,542   $49,247   $57,021   $113,880   $160,994   $38,059   $51,915
Commissions from affiliate.........................      772     2,134     2,757      6,290     12,430     1,669     1,932
                                                     -------   -------   -------   --------   --------   -------   -------
Total revenue......................................   43,314    51,381    59,778    120,170    173,424    39,728    53,847
Cost of sales......................................   32,472    38,945    45,494     78,661    103,501    25,782    30,831
                                                     -------   -------   -------   --------   --------   -------   -------
  Gross margin.....................................   10,842    12,436    14,284     41,509     69,923    13,946    23,016
OPERATING EXPENSES:
Research, development and engineering..............    1,778     2,267     2,740     11,496     19,766     3,781     6,785
Selling, general and administrative expenses.......    8,545     8,988     9,948     18,922     28,671     6,805     9,369
                                                     -------   -------   -------   --------   --------   -------   -------
Operating profit...................................      519     1,181     1,596     11,091     21,486     3,360     6,862
Other income (expense).............................     (391)(2)     277    (953)      (208)      (298)     (445)      759
                                                     -------   -------   -------   --------   --------   -------   -------
Earnings from consolidated companies before income
  taxes............................................      128     1,458       643     10,883     21,188     2,915     7,621
Income tax expense (benefit).......................      573      (160)(3)     186    4,266      8,037     1,063     2,793
                                                     -------   -------   -------   --------   --------   -------   -------
Earnings (loss) from consolidated companies before
  cumulative effect of change in accounting
  principle........................................     (445)    1,618       457      6,617     13,151     1,852     4,828
Equity in net earnings (loss) of affiliates(1).....      (45)      655     1,187      5,204      7,068     2,186       729
Cumulative effect of change in accounting principle
  for income taxes.................................       --        78        --         --         --        --        --
                                                     -------   -------   -------   --------   --------   -------   -------
Net earnings (loss)................................  $  (490)  $ 2,351   $ 1,644   $ 11,821   $ 20,219   $ 4,038   $ 5,557
                                                     =======   =======   =======   ========   ========   =======   =======
Net earnings (loss) per share......................  $ (0.06)  $  0.31   $  0.20   $   1.16   $   1.67   $   .36   $   .39
                                                     =======   =======   =======   ========   ========   =======   =======
Weighted average common and common equivalent
  shares...........................................    7,615     7,619     8,146     10,159     12,127    11,277    14,242
                                                     =======   =======   =======   ========   ========   =======   =======

                                                                                 MAY 31,                        AUGUST 31,
                                                            -------------------------------------------------   ----------
                                                             1993      1994      1995       1996       1997        1997
                                                            -------   -------   -------   --------   --------   ----------
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...........................................  $ 5,944   $ 9,980   $11,072   $ 31,193   $106,822    $106,229
Total assets..............................................   35,715    45,709    60,029    107,984    206,500     220,095
Long-term obligations, less current maturities............    8,133     9,716    10,362      2,593        272         230
Stockholders' equity......................................   15,669    18,576    23,037     60,039    156,533     164,722

---------------
(1) Includes ($285,000), $450,000, $1,100,000, $4,759,000, $5,513,000,
    $1,781,000 and $286,000 for the 1993 through 1997 fiscal years and the three months ended August 31, 1996 and 1997, respectively, attributable to the Company's share of net earnings (loss) from the Far East Joint Venture, accounted for on the equity method. See "Joint Venture Arrangements," the consolidated financial statements of the Far East Joint Venture and the unaudited interim consolidated financial statements of the Company included elsewhere herein. The remainder represents the Company's share of net earnings from the Fujimi Joint Venture.

(2) Reflects charges of $300,000 related to the bankruptcy of a subsidiary operating in Switzerland.

(3) Reflects an income tax benefit of $740,000 related to the bankruptcy of a subsidiary operating in Switzerland.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     SpeedFam designs, develops, manufactures, markets and services chemical mechanical planarization, or "CMP," systems used in the fabrication of semiconductor devices and other high throughput precision surface processing systems used in the fabrication of thin film memory disk media, semiconductor wafers and general industrial components. In addition, the Company markets and distributes parts and expendables and slurries. The Company's total revenue consists of net sales in two business segments: (i) equipment, parts and expendables, and (ii) slurries, as well as commissions earned on the distribution in the U.S. and Europe of products manufactured by the Far East Joint Venture. Sales of the Company's products are recorded upon shipment or when the product is accepted by the customer, provided that no significant obligations remain outstanding and collection of the related receivable is deemed probable. The Company accrues estimated warranty and installation expenses for each equipment and system order at the time the related sale is recorded.

     Equipment, parts and expendables consist of capital equipment manufactured by the Company, spare parts for that equipment and expendable products, such as bearings, grinding stones, lapping plates, workpiece carriers, seals, retaining rings, workholders and polishing pads. During fiscal year 1995, 1996, 1997 and the three months ended August 31, 1997, 52.3%, 77.3%, 83.6% and 84.4%, respectively, of the Company's net sales was attributable to the sale of capital equipment, parts and expendables. Historically, the gross margin for products in this segment has been significantly higher than that for slurries. The Company began development of its original CMP product, the CMP-V, in 1990. The Company initiated volume shipments of the CMP-V in 1994. Shipments of the Auriga began in the second quarter of fiscal 1997. Through August 31, 1997, the Company had shipped 40 Auriga systems. The Company's CMP systems accounted for 7.9%, 34.7%, 50.2% and 59.1% of net sales for fiscal 1995, 1996, 1997 and the three months ended August 31, 1997, respectively. The Company's CMP systems generally have gross margins higher than those of the Company's other capital equipment products.

     Slurries consist of polishing slurry and slurry components (including vehicles and abrasives) used in surface processing. During fiscal year 1995, 1996, 1997 and the three months ended August 31, 1997, 47.7%, 22.7%, 16.4% and
15.6%, respectively, of the Company's net sales was attributable to sales of slurries. Substantially all of the slurries sold by the Company are manufactured by Fujimi Incorporated. Historically, the gross margin for slurries has been significantly lower than that for equipment, parts and expendables. In recent years, the Company has experienced severe competitive pressure in the sale of slurries and has been required to reduce prices. In addition, the Company has experienced increased slurry costs.

     Commissions from affiliate ("commissions") consist primarily of revenue derived from the distribution by the Company in the U.S. and Europe of products manufactured by the Far East Joint Venture for which the Company acts as sales agent. Certain capital equipment marketed and distributed by the Company is produced solely by the Far East Joint Venture. The Company distributes such products throughout the U.S. and Europe and receives commissions thereon. Such amount reflects the difference between the imported equipment's cost to the Company and sales price to the customer. For fiscal 1995, 1996, 1997 and the three months ended August 31, 1997, commissions accounted for 4.6%, 5.2%, 7.2% and 3.6%, respectively, of total revenue. Commissions are subject to foreign exchange rate fluctuations which can significantly impact operating profit margins.

     In fiscal 1995, 1996, 1997 and the three months ended August 31, 1997, 17.3%, 21.7%, 31.2% and 32.6%, respectively, of the Company's total revenue was attributable to sales outside the United States. In particular, in fiscal 1997 and for the first quarter of fiscal 1998, 14.2% and 9.7%, respectively, of the Company's total revenue was attributable to sales made to European markets and 17.0% and 22.9% was attributable to sales to markets in the Far East.

     The Company generally enters into foreign exchange contracts to hedge certain firm commitments denominated in foreign currencies, principally in yen. The terms of the contracts are rarely more than one year. Currency exchange rate variations have had an immaterial effect on the Company's results of operations for the periods presented. The results of operations of the Company's foreign subsidiaries and its equity in the net earnings of the Far East Joint Venture are translated for financial statement purposes based upon average exchange rates during the period covered. As a result, fluctuations in exchange rates may have an adverse effect on the Company's results of operations. Net assets of the Company's foreign subsidiaries and 50% of the net assets of the Far East Joint Venture were approximately $25.6 million at July 31, 1997 (the end of the first quarter of fiscal 1998 of such entities).

     The Company owns a 50% interest in both the Far East Joint Venture and the Fujimi Joint Venture. The Company's equity interest in each joint venture is accounted for on the equity method. As a result, the Company's share of the net earnings of the Far East Joint Venture and the Fujimi Joint Venture appear in the "Equity in net earnings of affiliates" caption on the Company's consolidated statements of earnings. The Far East Joint Venture and the Fujimi Joint Venture have paid dividends in the past and may continue to do so in the foreseeable future, but are expected to reinvest substantially all their earnings back into their respective businesses. The Company's share of the net earnings of the Far East Joint Venture has not in the past resulted and is not expected in the future to result in a like effect on the cash flows of the Company. At August 31, 1997, the Company's equity interest in the Far East Joint Venture was $20.8 million, representing 9.5% of the Company's total assets and 12.6% of shareholders' equity. The net earnings of the Company in the past have been substantially influenced by the results of operations of the Far East Joint Venture and can be expected to continue to be so influenced in the future. See "Joint Venture Arrangements" and the consolidated financial statements of SpeedFam Co., Ltd. included elsewhere herein.

     Historically, a disproportionate share of the Company's revenue and operating profit has been attributable to the last two quarters of the Company's fiscal year, primarily the fourth quarter. In particular, the Company typically experienced a decline in revenues and operating profit from the fourth fiscal quarter to the first fiscal quarter of the succeeding year. The Company believes that this decline was primarily due to the seasonal buying patterns of its customers. However, the Company anticipates that this historical pattern may be moderated by increased sales of its CMP systems. Sales of slurries tend to be more consistent than equipment sales on a quarterly basis.

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated statements of earnings data for the periods indicated as a percentage of total revenue:

                                                                                    THREE MONTHS
                                                                                    ENDED AUGUST
                                                        YEARS ENDED MAY 31,              31,
                                                     -------------------------     ---------------
                                                     1995      1996      1997      1996      1997
                                                     -----     -----     -----     -----     -----
REVENUE:
Net sales........................................     95.4%     94.8%     92.8%     95.8%     96.4%
Commissions from affiliate.......................      4.6       5.2       7.2       4.2       3.6
                                                     -----     -----     -----
Total revenue....................................    100.0     100.0     100.0     100.0     100.0
Cost of sales....................................     76.1      65.5      59.7      64.9      57.3
                                                     -----     -----     -----
Gross margin.....................................     23.9      34.5      40.3      35.1      42.7
OPERATING EXPENSES:
Research, development and engineering............      4.6       9.6      11.4       9.5      12.6
Selling, general and administrative expenses.....     16.6      15.7      16.5      17.1      17.4
                                                     -----     -----     -----
Operating profit.................................      2.7       9.2      12.4       8.5      12.7
Other income (expense)...........................     (1.6)     (0.2)     (0.2)     (1.1)      1.5
                                                     -----     -----     -----
Earnings from consolidated companies before
  income taxes...................................      1.1       9.0      12.2       7.4      14.2
Income tax expense...............................      0.3       3.5       4.6       2.7       5.2
                                                     -----     -----     -----
Earnings from consolidated companies.............      0.8       5.5       7.6       4.7       9.0
Equity in net earnings of affiliates.............      2.0       4.3       4.1       5.5       1.3
                                                     -----     -----     -----
Net earnings.....................................      2.8%      9.8%     11.7%     10.2%     10.3%
                                                     =====     =====     =====

THREE MONTHS ENDED AUGUST 31, 1997 COMPARED WITH THREE MONTHS ENDED AUGUST 31, 1996

     Net Sales. The Company's net sales for the three months ended August 31, 1997 were $51.9 million, an increase of 36.4% over net sales of $38.1 million for the corresponding period in the prior year. Sales of equipment, parts and expendables increased to $43.8 million or 84.4% of net sales in the first quarter of fiscal 1998, up from $31.2 million or 82.0% of net sales in the same period of fiscal 1997. The growth in this segment was attributable to higher sales of the Company's CMP systems to the semiconductor industry. Sales of CMP systems generated $30.7 million, or 59.1% of net sales, nearly double the $16.3 million, or 42.8% of net sales, reported a year earlier. The growth in net sales was also attributable to an increase in sales of slurries. Sales of slurries increased 18.7% to $8.1 million or 15.6% of net sales in the first quarter of fiscal 1998 from $6.8 million or 18.0% in the comparable period of fiscal 1997.

     Sales to the thin film memory disk media market accounted for $15.6 million, or 30.0% of net sales, compared with $15.5 million, or 40.9%, for the first quarter of fiscal 1997. Although overall sales to this market were flat with the prior year, equipment sales declined due to general over capacity in the memory disk market and increased competition, which the Company expects to continue for at least the next several quarters.

     Commissions from Affiliate. Commissions from affiliate increased to $1.9 million during the first quarter of fiscal 1998 from $1.7 million in the corresponding period of fiscal 1997.

     Gross Margin. Gross margin increased to $23.0 million or 42.7% of total revenue for the three months ended August 31, 1997 from $13.9 million or 35.1% of total revenue for the three months ended August 31, 1996. The increase was due to the continued shift in the revenue mix to higher margin CMP systems.

     Research, Development and Engineering. Research, development and engineering expenses were $6.8 million or 12.6% of total revenue in the first quarter of fiscal 1998 up from $3.8 million or 9.5% of total revenue in the first quarter of fiscal 1997. This increase reflected the Company's significant investment in dry-in/dry-out and end-point detection capabilities for its CMP systems; upgrading a key product in the memory disk polishing market; and various process technologies for the semiconductor device, thin film memory disk media and silicon wafer markets.

     Selling, General and Administrative. Selling, general and administrative expenses were $9.4 million, or 17.4% of total revenue, compared with $6.8 million, or 17.1%, a year ago. The percentage increase was due primarily to higher commissions paid to the Far East Joint Venture for sales of CMP systems manufactured in the United States, and continued investments in the Company's sales, support and administrative infrastructure.

     Other Income (Expense). Other income increased to $759,000 in the first quarter of fiscal 1998 from $445,000 of other expense in the comparable period of fiscal 1997. Other income consisted almost entirely of interest income in the first quarter of fiscal 1998.

     Equity in Net Earnings of Affiliates. The Company's equity in the net earnings of its joint ventures was $729,000 for the first quarter, down from $2.2 million a year ago, as a result of decreased net earnings of the Far East Joint Venture. The Far East Joint Venture recently adopted an aggressive pricing strategy designed to gain market share for its new automated disk polishing systems. Although the Far East Joint Venture expects this gross margin pressure to continue to negatively impact the Far East Joint Venture's earnings for at least the near term, the Far East Joint Venture believes that this pricing strategy represents an important strategic investment.

FISCAL 1997 COMPARED WITH FISCAL 1996

     Net Sales. Net sales for the fiscal year ended May 31, 1997 were $161.0 million, up 41.4% over net sales of $113.9 million in fiscal 1996. Equipment, parts and expendables accounted for 83.6% of net sales in fiscal 1997 compared to 77.3% in fiscal 1996. The growth in this segment was attributable to higher sales of the Company's CMP systems to the semiconductor industry. Sales of CMP systems totaled $80.8 million, or 50.2% of net sales, more than double the $39.5 million of CMP system sales in fiscal 1996. In addition to the significant increase in CMP equipment sales to semiconductor manufacturers, net sales for the fiscal year increased due to a higher level of sales of equipment, parts and expendables to the thin film memory disk media market. Sales of slurries increased to $26.3 million in fiscal 1997 from $25.8 million in fiscal 1996. However, as a percent of net sales, sales of slurries decreased to 16.4% in fiscal 1997 from 22.7% in fiscal 1996. European sales decreased to $9.9 million in fiscal 1997 from $10.9 million in fiscal 1996.

     Commissions from Affiliate. Commissions from affiliate increased to $12.4 million in the year ended May 31, 1997, compared to $6.3 million in the year ended May 31, 1996. The increase in fiscal 1997, as compared to fiscal 1996, was due primarily to increased demand in the silicon wafer industry for polishing systems developed and manufactured by the Far East Joint Venture. In addition, sales of cleaning and polishing systems, also produced by the Far East Joint Venture, to customers in the thin film memory disk media market increased significantly in fiscal 1997 over fiscal 1996. Commissions from affiliate also improved over the prior year due to improved margins on import machines.

     Gross Margin. In fiscal 1997, gross margin was $69.9 million, or 40.3% of total revenue, compared to $41.5 million, or 34.5% of total revenue, in fiscal 1996. In addition to higher sales levels, gross margin has increased due to a continuing increase in sales of higher margin equipment, particularly systems for the planarization of semiconductor devices. In addition, higher commission revenue contributed to the increased gross margins in fiscal 1997.

     Research, Development and Engineering. In the year ended May 31, 1997, research, development and engineering expense increased to $19.8 million, or 11.4% of total revenue, compared to $11.5 million, or 9.6% of total revenue, in fiscal 1996. The increase in both the dollar amount and as a percent of total revenue is a result of the continued investment in the development of the CMP process and products for key markets, particularly for the semiconductor sector, and the increase in the Company's field support organization throughout the world. Such expenditures have resulted in the development and sale of the Company's CMP systems, and the development of the Capella, the Company's post-CMP cleaning system.

     Selling, General and Administrative. In fiscal 1997, selling, general and administrative expense increased to $28.7 million from $18.9 million in fiscal 1996. In fiscal 1997, selling, general and administrative expense increased as a percent of total revenue to 16.5% from 15.7% in fiscal 1996. Higher levels of spending were required to support the sales growth in fiscal 1997. This increase in selling, general and administrative expense as a percentage of revenue reflects continued investments in the sales and administrative infrastructure, as well as increased commissions paid to the Far East Joint Venture as a result of increased sales of CMP systems produced by the Company in the U.S. and exported to Pacific Rim customers though its joint venture affiliate.

     Other Income (Expense). Other expense increased to $298,000 in fiscal 1997 from $208,000 in fiscal 1996. Other income (expense) includes charges associated with the Company's public common stock offering in the first quarter of fiscal 1997 which was subsequently canceled, interest expense, miscellaneous expenses and interest income.

     Provision for Income Taxes. The Company's effective tax rate in fiscal 1997 was 38%, compared to 39% in fiscal 1996. The Company's effective income tax rate in fiscal 1997 differs from the Federal statutory rate primarily as a result of state taxes, net of the U.S. federal benefit offset by the tax benefit from a foreign sales corporation and research and development tax credits.

     Equity in Net Earnings of Affiliates. For the year ended May 31, 1997, equity in net earnings of affiliates increased to $7.1 million compared to $5.2 million in the year ended May 31, 1996. Demand continued to be strong for products sold to the thin film memory and semiconductor wafer industries by the Far East Joint Venture. However, due to recent competition in the sale of equipment into the thin film memory disk market, the Company does not expect that this historical rate of earnings growth will continue and expects that earnings of the Far East Joint Venture during its fiscal 1998 will be the same as or lower than in fiscal 1997. In addition, the Company's share of the net earnings of the Fujimi Joint Venture was significantly higher than in fiscal 1996 due to increased sales and improved margins realized during fiscal 1997 on slurry products sold by the Fujimi Joint Venture to the U.S. silicon wafer market.

FISCAL 1996 COMPARED WITH FISCAL 1995

     Net Sales. Net sales for the fiscal year ended May 31, 1996 were $113.9 million, almost double the net sales of $57.0 million reported in fiscal 1995. Equipment, parts and expendables accounted for 77.3% of net sales in fiscal 1996 compared to 52.3% in fiscal 1995. CMP-V sales were $39.5 million and accounted for 34.7% of net sales in fiscal 1996, up from 7.9% in fiscal 1995. In addition to the significant increase in CMP-V sales to semiconductor manufacturers, net sales increased due to industry growth in the thin film memory disk media and semiconductor wafer markets. As a result, sales of related equipment, parts and expendables also increased in fiscal 1996 over fiscal 1995. Sales of slurries as a percent of net sales decreased to 22.7% in fiscal 1996 from 47.7% in fiscal 1995.

     Commissions from Affiliate. Commissions from affiliate more than doubled to $6.3 million in the year ended May 31, 1996, compared to $2.8 million in the year ended May 31, 1995. The increase in fiscal 1996, as compared to fiscal 1995, was due primarily to the increasing demand from the silicon wafer industry to meet that industry's growing requirements, and increased demand for certain technologies developed and manufactured by the Far East Joint Venture.

     Gross Margin. In fiscal 1996, gross margin was $41.5 million or 34.5% of total revenue compared to $14.3 million or 23.9% of total revenue in fiscal 1995. In addition to higher sales levels, gross margin increased due to a considerable shift towards higher margin products in the equipment, parts and expendables segment, particularly the CMP-V planarization system.

     Research, Development and Engineering. In the year ended May 31, 1996, research, development and engineering expense increased to $11.5 million or 9.6% of total revenue compared to $2.7 million or 4.6% of total revenue in fiscal 1995. The Company has committed significant resources to the continued development of the CMP process and other related technologies. The Company believes that increased spending in research, development and engineering, including providing required technical support services for needs of customers, are all major factors to continued CMP sales growth.

     Selling, General and Administrative. In fiscal 1996, selling general and administrative expense increased to $18.9 million from $9.9 million in fiscal 1995. In fiscal 1996, selling, general and administrative expense decreased as a percent of total revenue compared to fiscal 1995 due to the significantly higher level of sales between the same periods. However, higher levels of spending were required to support this sales growth including additional administrative and sales personnel, new service and sales locations, and distributor commissions to the Far East Joint Venture on export sales from the U.S. to the Far East region.

     Other Income (Expense). Other expense decreased to $208,000 in fiscal 1996 from $953,000 in fiscal 1995. In fiscal 1995, the Company incurred a $350,000 foreign exchange loss on several import equipment orders. In addition, interest expense decreased from fiscal 1995 to fiscal 1996 due to the retirement of the outstanding balance of a revolving line of credit and the retirement of long-term debt payable to a former director. The remaining decrease in other expense is due primarily to additional interest income earned on the investment of proceeds received upon completion of the Company's initial public offering of Common Stock in October 1995.

     Provision for Income Taxes. The Company's effective tax rate in fiscal 1996 was 39%, compared to 29% in fiscal 1995. The Company's effective income tax rate in fiscal 1996 differs from the Federal statutory rate primarily as a result of state taxes, net of the U.S. federal benefit. The fiscal 1995 effective tax rate differs from the statutory rate primarily as a result of the tax benefit from a foreign sales corporation.

     Equity in Net Earnings of Affiliates. For the year ended May 31, 1996, equity in net earnings of affiliates increased to $5.2 million compared to $1.2 million in the year ended May 31, 1995. The increase is primarily attributable to a continued strong demand for products sold to the thin film memory and semiconductor wafer industries by the Far East Joint Venture. In addition, profits of the Far East Joint Venture have increased due to improvements in manufacturing, cost reduction programs and a lower effective tax rate.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents certain unaudited consolidated quarterly financial information for the nine quarters ended August 31, 1997 and such information expressed as a percentage of total revenue. In the opinion of the Company's management, this information has been prepared on the same basis as the consolidated financial statements appearing elsewhere in this Prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. Results of operations for any previous quarter are not necessarily indicative of results for any future period.

                                               FISCAL 1996                              FISCAL 1997                 FISCAL 1998
                                  -------------------------------------   ---------------------------------------   ------------
                                  AUG. 31   NOV. 30   FEB. 29   MAY 31    AUG. 31    NOV. 30   FEB. 28    MAY 31      AUG. 31
                                  -------   -------   -------   -------   --------   -------   --------   -------   ------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF EARNINGS DATA:
  Net sales.....................  $17,633   $24,637   $30,083   $41,527   $38,059    $36,227   $40,918    $45,790     $ 51,915
  Commissions from affiliate....     183       801      3,057    2,249      1,669     2,892      4,362     3,507         1,932
                                  -------   -------   -------   -------   -------    -------   -------    -------      -------
Total revenue...................  17,816    25,438     33,140   43,776     39,728    39,119     45,280    49,297        53,847
  Cost of sales.................  12,766    18,420     20,295   27,180     25,782    24,092     25,591    28,036        30,831
                                  -------   -------   -------   -------   -------    -------   -------    -------      -------
  Gross margin..................   5,050     7,018     12,845   16,596     13,946    15,027     19,689    21,261        23,016
  Research, development and
    engineering.................   1,195     2,302      3,496    4,503      3,781     4,114      4,884     6,987         6,785
  Selling, general and
    administrative..............   3,482     3,380      5,183    6,877      6,805     6,675      9,003     6,188         9,369
                                  -------   -------   -------   -------   -------    -------   -------    -------      -------
Operating profit................     373     1,336      4,166    5,216      3,360     4,238      5,802     8,086         6,862
Other income (expense)..........    (496)     (333)        82      539       (445)      (21)        64       104           759
                                  -------   -------   -------   -------   -------    -------   -------    -------      -------
Earnings (loss) from
  consolidated companies before
  income taxes..................    (123)    1,003      4,248    5,755      2,915     4,217      5,866     8,190         7,621
Income tax expense (benefit)....     (27)      413      1,616    2,264      1,063     1,703      2,286     2,985         2,793
                                  -------   -------   -------   -------   -------    -------   -------    -------      -------
Earnings (loss) from
  consolidated companies........     (96)      590      2,632    3,491      1,852     2,514      3,580     5,205         4,828
Equity in net earnings of
  affiliates....................     800     1,035      1,728    1,641      2,186     2,269      1,329     1,284           729
                                  -------   -------   -------   -------   -------    -------   -------    -------      -------
Net earnings....................  $  704    $1,625    $ 4,360   $5,132    $ 4,038    $4,783    $ 4,909    $6,489      $  5,557
                                  =======   =======   =======   =======   =======    =======   =======    =======      =======

Net earnings per share..........  $  .09    $  .16    $   .39   $  .46    $   .36    $  .42    $   .42    $  .46      $    .39
                                  =======   =======   =======   =======   =======    =======   =======    =======      =======
Weighted average common and
  common equivalent shares......   8,248     9,937     11,211   11,258     11,277    11,315     11,801    14,100        14,242
                                  =======   =======   =======   =======   =======    =======   =======    =======      =======
AS A PERCENTAGE OF TOTAL
  REVENUE:
  Net sales.....................    99.0%     96.9%      90.8%    94.9%      95.8%     92.6%      90.4%     92.9%         96.4%
  Commissions from affiliate....     1.0       3.1        9.2      5.1        4.2       7.4        9.6       7.1           3.6
                                  -------   -------   -------   -------   -------    -------   -------    -------      -------
Total revenue...................   100.0%    100.0%     100.0%   100.0%     100.0%    100.0%     100.0     100.0         100.0
  Cost of sales.................    71.7      72.4       61.2     62.1       64.9      61.6       56.5      56.9          57.3
                                  -------   -------   -------   -------   -------    -------   -------    -------      -------
  Gross margin..................    28.3      27.6       38.8     37.9       35.1      38.4       43.5      43.1          42.7
  Research, development and
    engineering.................     6.7       9.0       10.5     10.3        9.5      10.5       10.8      14.2          12.6
  Selling, general and
    administrative..............    19.5      13.3       15.7     15.7       17.1      17.1       19.9      12.5          17.4
                                  -------   -------   -------   -------   -------    -------   -------    -------      -------
Operating profit................     2.1       5.3       12.6     11.9        8.5      10.8       12.8      16.4          12.7
Other income (expense)..........    (2.8)     (1.3)       0.2      1.2       (1.1)      0.0        0.2       0.2           1.5
                                  -------   -------   -------   -------   -------    -------   -------    -------      -------
Earnings (loss) from
  consolidated companies before
  income taxes..................    (0.7)      4.0       12.8     13.1        7.4      10.8       13.0      16.6          14.2
Income tax expense (benefit)....    (0.2)      1.6        4.9      5.1        2.7       4.4        5.1       6.0           5.2
                                  -------   -------   -------   -------   -------    -------   -------    -------      -------
Earnings (loss) from
  consolidated companies........    (0.5)      2.4        7.9      8.0        4.7       6.4        7.9      10.6           9.0
Equity in net earnings of
  affiliates....................     4.5       4.1        5.3      3.7        5.5       5.8        2.9       2.6           1.3
                                  -------   -------   -------   -------   -------    -------   -------    -------      -------
Net earnings....................     4.0%      6.5%      13.2%    11.7%      10.2%     12.2%      10.8%     13.2%         10.3%
                                  =======   =======   =======   =======   =======    =======   =======    =======      =======

     The Company's results of operations may be subject to significant quarterly variation. Certain of the Company's systems have relatively high selling prices. This can cause quarterly variations in equipment sales and have a significant effect on the Company's results of operations. The results of operations for a particular quarter may also vary due to a number of factors, including market conditions in the semiconductor device, thin film memory disk and semiconductor wafer industries, customer delivery schedules, timing of orders, the mix of products sold by the Company, competitive pricing pressures, availability and cost of raw materials and the quarterly operating results of the Company's joint ventures. Also, customers may reschedule, or in rare instances cancel shipments, and production difficulties may delay shipments.

LIQUIDITY AND CAPITAL RESOURCES

     For the year ended, May 31, 1997, $6.9 million in cash was provided by operating activities primarily from net earnings. Cash from operating activities was also provided by an increase in accounts payable and accrued expense liabilities since the beginning of the fiscal year. Cash was used in operating activities primarily to reduce the due to affiliates liability, income taxes payable and to support growth in accounts receivable and inventories.

     The Company recently completed construction of its new corporate headquarters and manufacturing facility in Chandler, Arizona. Total costs incurred for the project were approximately $19.2 million.

     On October 26, 1995, the Company completed its initial public offering of Common Stock. The Company issued 2,927,500 shares of Common Stock and received proceeds of $28.3 million, net of underwriters' discounts and commissions and offering expenses. On February 20, 1997, the Company completed a second public offering of Common Stock. In connection therewith, the Company issued 2,500,000 shares of Common Stock and received proceeds of $77.7 million, net of underwriters' discounts and commissions and offerings expenses. In addition, for the year ended May 31, 1997, $1.5 million was provided by the sale of stock to employees through the Company's Employee Stock Purchase Plan and through the exercise of stock options.

     Using proceeds from the February 1997 stock offering, the Company paid off the entire $2.8 million outstanding balance under a $22.5 million unsecured revolving line of credit maturing April 14, 1999. As of May 31, 1997, no amounts were outstanding on this line of credit.

     On August 29, 1997, the Company successfully negotiated a new unsecured credit facility with its U.S. bank group which replaced the $22.5 million credit facility and a $14 million term loan commitment. The new credit agreement provides for a revolving loan facility in the amount of $60 million with a term of three years. At August 31, 1997, no amounts were outstanding on this loan facility.

     On October 31, 1996, SpeedFam U.K., the Company's wholly-owned subsidiary in the United Kingdom, entered into a L950,000 ($1.5 million) Multi-Currency Revolving Line of Credit. The credit facility was provided to support the operating and working capital needs of the Company's British subsidiary. At August 31, 1997, no amounts were outstanding on this loan.

     The Company currently anticipates capital expenditures of approximately $30.5 million for fiscal 1998. The Company believes that cash generated from operations, together with the proceeds from this offering and the revolving loan facilities will be sufficient to meet the Company's capital requirements during at least the next 12 months.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" is effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 replaces Accounting Principles Board Opinion ("APB") No. 15 and simplifies the computation of earnings per share ("EPS") by replacing the presentation of primary EPS with a presentation of basic EPS. Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company, similar to fully diluted EPS under APB No. 15. The Statement requires dual presentation of basic and diluted EPS by entities with complex capital structures. The Company will adopt SFAS No. 128 for the financial statements for the year ended May 31, 1998.

     SFAS No. 130, "Reporting Comprehensive Income" is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company is evaluating the Statement's provisions to conclude how it will present comprehensive income in its financial statements, and has not yet determined the amounts to be disclosed. The Company will adopt SFAS No. 130 effective June 1, 1998.

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report financial and descriptive information about reportable operating segments in annual financial statements and interim financial reports issued to stockholders. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers. The Company is evaluating the new Statement's provisions to determine the additional disclosures required in its financial statements, if any. The Company will adopt SFAS No. 131 effective June 1, 1998.

                                    BUSINESS

     SpeedFam designs, develops, manufactures, markets and services chemical mechanical planarization, or "CMP," systems used in the fabrication of semiconductor devices and other high throughput precision surface processing systems used in the fabrication of thin film memory disk media, semiconductor wafers and general industrial components. In addition, the Company markets and distributes slurries and parts and expendables used in its customers' manufacturing processes. The Company's processing systems include polishing, grinding, lapping and pre-deposition cleaning equipment. The process steps performed by the Company's equipment are an integral part of and occur repeatedly throughout the fabrication cycles of advanced semiconductors, thin film memory disk media and semiconductor wafers. The Company has been utilizing innovative designs, formulas and process technologies to address its customers' precision surface processing needs since 1959. The Company believes that the processing expertise it has developed in over 35 years enables it to provide precision surface processing solutions to leading-edge electronics manufacturers who require increasingly smaller device geometries and tighter process tolerances. Major customers of the Company include AMD, Akashic, Hewlett-Packard, IBM, Komag, MEMC, Mitsubishi Siltec, Motorola, Rockwell International, Seagate, Siemens and Wacker Siltronic.

INDUSTRY BACKGROUND

     The semiconductor and memory disk industries have experienced rapid growth as a result of the personal computer, telecommunications and networking markets and the emergence of consumer-oriented semiconductor applications in products such as automobiles, electronic games and other consumer electronics. The computer markets are characterized by the emergence of new operating systems that require higher processor performance, more memory and increased disk storage to run effectively. In both the computing and consumer-oriented markets, end users demand greater system performance, along with product features such as small size, portability, long battery life and cool operation.

     The heightened requirements of end users for increased system performance, processing capacity and product features are requiring semiconductor and thin film memory disk manufacturers to rapidly adopt new technologies. Thus, semiconductor device manufacturers are producing devices with smaller geometries and multi-level metal processes. Similarly, thin film memory disk media manufacturers are continually increasing the density of disk media by increasing coercivity (magnetic density) and reducing head flying heights in order to satisfy end user demand for greater storage capacity.

     In order to meet these evolving specifications, both semiconductor and thin film memory disk manufacturers must tighten tolerances and improve certain surface characteristics. At present, some complex semiconductor devices have line geometries and feature sizes of less than 0.35 micron, and devices with geometries of 0.18 micron or less are under development. In the last decade, coercivity requirements have increased from approximately 800 oersteds to 2,200 oersteds or more and flying height requirements have decreased to less than 0.5 microinch. Such dramatic increases in coercivity and reductions in flying heights require improved thin film memory disk media surface quality. These tightened tolerances necessitate improvements in the semiconductor and thin film memory disk media manufacturing processes in order to increase planarity (flatness) and provide a number of new surface characteristics.

     Polishing is a process used to change the characteristics of the surface of a semiconductor wafer or thin film memory disk. Polishing is a complex science, often involving multiple steps, each at a specified set of process parameters such as polishing speed, pressure, time, and temperature, as well as slurry pH and particle size, hardness and shape. Polishing improves the flatness (planarity), smoothness and optical properties of a surface. A typical flat polishing system consists of a moving platen that is covered with a polishing pad, in combination with a polishing liquid (or slurry) containing abrasive particles that impinge on the surface, thereby creating the desired surface qualities. This liquid slurry can be chemically active such that the surface of the component being polished is chemically modified, thus accelerating and improving the polishing process. The combination of chemical action from the acidic or alkaline slurry and mechanical action from the abrasive slurry is used to process silicon wafers, thin film memory disk media and advanced semiconductor devices.

EMERGENCE OF CMP PROCESS

     The objective of CMP in the manufacture of semiconductor devices is to reestablish a flat or planar surface that has been degraded by prior deposition steps to a point where it is not possible or feasible to deposit additional levels without first restoring the surface to a planar condition. For example, after a microprocessor device has had several levels of metal deposited, the surface may have become so irregular that the optics of the photolithography equipment may be unable to maintain proper focus on all areas of the wafer surface. During the CMP process, the higher points of the dielectric or metal layer are removed, resulting in a flatter and more even surface. This provides a level foundation on which to deposit the next level of circuitry. CMP allows semiconductor manufacturers to make denser, smaller, faster and more reliable devices by enabling them to effectively stack many levels of interconnection.

     End user performance demands are requiring semiconductor manufacturers to produce increasingly sophisticated logic and memory devices containing multiple metal layers. Because of the depth of focus limitations of existing photolithography equipment, global planarization becomes particularly important for devices with design geometries of 0.35 micron or less and three or more metal levels. The Company believes that the CMP process is currently the most effective method to provide this global planarization. According to Dataquest Incorporated, the CMP equipment market was estimated at $316 million in 1996 and it currently projects the market to be approximately $1.2 billion in the year 2001.

CMP MARKET REQUIREMENTS

     The Company believes that manufacturers of semiconductor devices consider many factors in evaluating a CMP system, including the following:

     Cost of Ownership. Cost of ownership refers to the total cost to a manufacturer of processing a wafer assuming a given set of process parameters. Key factors that determine cost of ownership include capital equipment and consumables costs, throughput, yield, reliability and amount of clean room space occupied by the CMP system, or "footprint."

     Throughput. Throughput is determined by measuring the number of wafers processed per unit of time given a certain set of process conditions, such as the amount of material requiring removal.

     Process Flexibility, Performance and Reliability. Flexibility is determined by the ability of a CMP system to address the evolving process and application needs of semiconductor device manufacturers. Specifically, the Company believes that semiconductor device manufacturers want a common, standardized CMP system capable of processing various film types, including metal, oxide and other materials. Performance is primarily characterized by the ability to repeatedly create precise, uniform film layers while achieving rapid removal rates. Reliability of a CMP system is analyzed through measures such as "mean time between failures" (MTBF), "mean wafers between failures" (MWBF) and "mean wafers between interruptions" (MWBI).

     Support and Other Capabilities of the CMP Supplier. Semiconductor device manufacturers typically review the CMP supplier's support and other capabilities, including the supplier's management systems, support locations, training capabilities, research and development capabilities, technology roadmap and process development activities.

     Emerging Requirements. Emerging requirements of semiconductor device manufacturers include CMP systems with integrated post-CMP cleaning capability that enable reduced handling of wet product wafers and more efficient utilization of clean room space. Device manufacturers are also seeking systems that incorporate in situ end-point detection capability to measure the remaining thickness of oxide or metal layers in order to determine precisely when the desired film thickness has been achieved during the CMP process.

     CMP systems typically utilize polishing heads that hold wafers during the planarization process. Historically, many CMP systems employed either one or two head system architectures that permitted the processing of only one or two wafers at a time. The Company believes that the architecture of these one or two head systems limits their ability to adequately address the CMP objectives of semiconductor device manufacturers, particularly with respect to cost of ownership and throughput. The Company believes that multiple head CMP systems have inherent advantages over one and two head CMP systems. The Company was one of the earliest manufacturers to develop and ship commercial quantities of a multiple head CMP system. A number of CMP equipment manufacturers have introduced multiple head systems and the Company expects other such systems to be introduced in the future.

THE SPEEDFAM CMP SOLUTION

     The Company has leveraged its 35 years of experience in precision surface processing, polishing, wet processing and high-throughput production equipment to develop its CMP system. The Company began developing the CMP-V in 1990 and initiated commercial shipments during 1994. The Company introduced its "second generation" CMP system, the Auriga, in 1996 and shipments of that system began in the second quarter of fiscal 1997. The Company recently introduced the Auriga-C, which integrates technology from the Company's Capella, its post-CMP cleaning system, thereby providing a dry-in/dry-out system. The Company has also recently introduced the Altair, an in situ end-point detection system. Deliveries of the Auriga-C for revenue are expected to begin in the second quarter of fiscal 1998. Each of the Company's CMP systems utilize a five head, two polishing table architecture that is designed to address the objectives of semiconductor device manufacturers in the following respects:

     Cost of Ownership. The Auriga is designed to provide a favorable combination of capital equipment and consumables costs, throughput, yield and space utilization. For example, the Company's CMP systems' use of a large polishing table to process five wafers simultaneously results in enhanced throughput, efficient consumables usage, and effective clean room space utilization.

     Throughput. The Auriga is designed to optimize throughput in a number of ways. First, the system processes five wafers simultaneously and uses batch load/unload in order to reduce handling time between process runs. The two table design of the system allows it to directly perform a secondary polishing step, important for most metal CMP applications, without having to unload and load a wafer onto a separate carrier. In addition, the utilization of a relatively large polishing wheel is designed to enable the Auriga to achieve relatively high removal rates and throughput while maintaining process stability and control. Material removal rate is generally proportional to the relative velocity between the surface of the polishing pad and the semiconductor wafer. The Company believes its larger polishing wheel provides higher relative velocities even while the wheel is turning at a relatively low rotational speed. The Auriga system incorporates certain modifications from the CMP-V in the control and automation system in order to decrease the time interval between processes, thereby increasing the number of wafers processed.

     Process Flexibility, Performance and Reliability. The Auriga supports a range of applications, including oxide, metal and emerging CMP applications. Specifically, the system is designed to provide the uniformity needed for oxide applications, while providing efficient support for two-step metal applications through its two table architecture. The Company believes that this ability to support both oxide and metal applications in a single system provides a solution to device manufacturers seeking to standardize on a common CMP system throughout their fabrication facility. The Company believes that the Auriga achieves the precision and uniformity of film layers typically required in CMP applications for advanced process technologies, including both oxide and metal applications. The Company seeks to continually improve the performance of the Auriga system and, from time to time, engages in joint development projects with customers from the semiconductor industry as a means to enhance the system's reliability and process performance.

     Support and Other Capabilities of the CMP Supplier. The Company believes that its United States and European support capabilities, in combination with the support capabilities of the Far East Joint Venture, provide a network that is able to support the worldwide CMP operations of semiconductor device manufacturers. The Company is committed to significant investment in research and development in order to provide customers with a CMP product and technology migration strategy consistent with the SIA (Semiconductor Industry Association) technology roadmap.

     Emerging Requirements. The Company's recently introduced Auriga-C system has been designed to address the market's demand for an integrated post-CMP cleaning capability. The Auriga-C maintains the high throughput design of the original Auriga platform while integrating the Company's post-CMP cleaning technology to provide a dry-in/dry-out system in substantially the same system footprint as the Auriga. The Company has also recently introduced an in situ end-point detection system, the Altair, which is designed to measure precisely the film thickness of oxide or metal layers.

SPEEDFAM STRATEGY

     The Company's goal is to establish and maintain market leadership in systems which provide high throughput precision surface processing of advanced semiconductors, thin film disk media and other high value-added products. Key elements of the Company's strategy include:

     - Maintain a leading position in the CMP market. The Company seeks to leverage its expertise in precision surface processing systems to maintain a leading position in the CMP market. The Company's multiple head, two polishing table CMP system is designed to provide high throughput, low cost of ownership and attractive levels of process flexibility. The Company seeks to capitalize on the experience gained by being one of the earliest manufacturers to develop and ship commercial quantities of a multiple head CMP system. The Company has recently introduced the Auriga-C, which integrates technology from the Company's Capella, its post-CMP cleaning system, thereby providing a dry-in/dry-out system. The Company has also recently introduced the Altair, an in situ end-point detection system. Deliveries of the Auriga-C for revenue are expected to begin in the second quarter of fiscal 1998.

     - Maintain a leading position in the sale of precision surfacing processing systems to the thin film memory disk media and silicon wafer industries. The Company intends to maintain a leading position in the thin film memory disk media and silicon wafer industries by continuing to foster strong relationships with its customers, participating in cooperative development programs with them and continuing to provide high-quality systems and solutions at competitive prices to meet evolving industry requirements.

     - Capitalize on the Company's core competence in precision surface processing and leverage existing customer relationships. The Company intends to capitalize on its surface processing expertise and its existing customer relationships to address new market applications, particularly within the semiconductor industry, and to develop new products.

     - Provide a "total solution." The Company seeks to provide a complete solution to its customers' precision tolerance and surface processing needs, including process expertise, training, cooperative development, slurries and expendables, along with equipment. The Company focuses on each market application by organizing marketing, sales, service and support functions into separate market-oriented business units to provide responsiveness and capability specific to each market.

     - Capitalize on the Far East Joint Venture. The Far East Joint Venture, which has been operating for approximately 25 years, designs, manufactures, markets and services high throughput precision surface processing systems in the Far East. The Company intends to continue to capitalize on the opportunities and benefits provided by the Far East Joint Venture. The Far East is a major market for equipment required by the semiconductor and thin film memory disk media industries. In addition, because the Far East high technology markets may adopt certain new technologies prior to the U.S. markets, the Company may be able to take advantage of the expertise gained by the Far East Joint Venture prior to the time those new technologies are introduced into the U.S. markets. The Company believes that the Far East Joint Venture's long-established presence in the Far East provides the Company with a significant competitive advantage.

JOINT VENTURES

     Since 1971, the Company has owned a 50% interest in the Far East Joint Venture. The remaining 50% is owned by Obara Corporation, a privately-owned Japanese company that supplies products to the automotive industry. Generally, the Far East Joint Venture designs, produces and markets in the Far East equipment similar to that produced by the Company in the U.S. Prior to 1971, the Company marketed its products in

Japan through Japanese trading companies; however, the Company believed that the most effective method to further penetrate the Japanese market was with a Japanese partner. See "Joint Venture Arrangements -- Far East Joint Venture." In 1984, the Company established the Fujimi Joint Venture with Fujimi Incorporated, a publicly-traded Japanese manufacturer of slurries. The Fujimi Joint Venture sells slurries manufactured by Fujimi Incorporated, primarily to silicon wafer manufacturers and general industrial manufacturers in North America. See
"-- Manufacturing and Suppliers" and "Joint Venture Arrangements -- Fujimi Joint Venture."

PRODUCTS

     SpeedFam's products include polishing, grinding and lapping equipment; pre-deposition cleaning machines; other high precision surface processing systems; and certain other products used in its customers' manufacturing process, including slurries. During fiscal years 1995, 1996, 1997 and for the three months ended August 31, 1997, 54.5%, 78.5%, 84.8% and 84.9%, respectively, of the Company's total revenue (including commissions) was attributable to the sale of capital equipment, parts and expendables and 45.5%, 21.5%, 15.2% and 15.1%, respectively, of the Company's total revenue was attributable to sales of slurries.

  Applications

     The areas indicated in the table below set forth the general categories of processes and certain individual applications performed by products marketed by
SpeedFam:

                     Speedfam Process & Applications Chart

     SpeedFam offers equipment that performs specialized surface processing, such as polishing, lapping, free abrasive machining and grinding. The Company's polishing systems generally employ a flat rotating table covered with a polishing pad, one or more carriers to hold the parts being processed and slurry. Processes similar to polishing include lapping (a process where no polishing pad is used and the workpiece is pressed into the slurry which is applied to a cast-iron lapping wheel) and free abrasive machining ("FAM", a process similar to lapping except that instead of a cast-iron wheel, a high alloy hardened steel wheel is used). Lapping and free abrasive machining result in higher removal rates than polishing but produce rougher surface finishes. Grinding is a conventional machining process in which abrasive particles are contained within a fixed medium (grinding stones), rather than a liquid. Grinding produces significantly higher removal rates than lapping but produces a coarser surface finish. Dimensional tolerance, surface finish, quantity of material to be removed along with production rates required and cost of operation are the primary variables considered in the determination of the best process for a specific application. Polishing and other surface treatment processes are typically followed by a cleaning process. Thin film memory disk cleaning systems offered by SpeedFam incorporate ultrasonics, PVA (polyvinyl alcohol) brush scrubbing, rinsing and drying in a Class 1 cleanroom-compatible system.

  Equipment

     Semiconductor Chemical Mechanical Polishing (CMP). The Company currently offers the Auriga, a five head, two polishing table CMP system capable of processing 65-90 wafers per hour based on commonly used polishing cycles. The Auriga system, which began shipping commercially in November 1996, incorporates certain modifications from the Company's original system for chemical mechanical planarization of semiconductor devices, the CMP-V, in the control and automation system in order to decrease the time interval between processes, thereby increasing the number of wafers processed. The Company's CMP process is currently characterized and in production for oxide and metal (tungsten) applications. The system incorporates full cassette-to-cassette automation. Robotics remove the wafers from the cassette and place them into the buffer tray. The wafers are then staged for batch pickup by the polishing heads. Once secured by the polishing heads, the wafers are moved onto the primary polishing pad and the process is initiated. The polishing table, covered with a flat polishing pad, rotates at a variable speed throughout the polishing cycle. Upon completion of the initial polish, the wafers are transported either to a rinsing station or to a second polishing table for an additional polishing or buffing step. The wafers are then rinsed and placed into the output buffer tray, scrubbed on both sides with a wet PVA sponge and placed wet into the output cassettes. The system is self-enclosed, and has its own air filtration and air flow management system. Each of the Company's CMP systems offers compatibility with all commonly used slurry chemistries and are produced solely by the Company. Depending on specifications, the selling price of the Auriga in the U.S. ranges from $1.9 million to $2.3 million.

                       SPEEDFAM CMP PLANARIZATION SYSTEM

                     [SPEEDFAM PLANARIZATION SYSTEM PHOTO]

     In addition, the Company has recently introduced the Auriga-C, which integrates technology from the Company's Capella, its post-CMP cleaning system, thereby providing a dry-in/dry-out system. The design of the Auriga-C is based upon the replacement of the automation module on the Auriga with a new automation module which incorporates the Capella cleaning technology. The Company has also recently introduced the Altair, an in situ end-point detection system. The Company has had limited experience with the production of the Auriga-C and may encounter difficulties in its production. Further, the Auriga-C has only recently begun testing in the Company's laboratories and has not yet been shipped to customers for evaluation. Deliveries of the Auriga-C for revenue are expected to begin in the second quarter of fiscal 1998. As with any new product introduction, there are risks that final customer acceptance may take longer than scheduled.

     Thin Film Memory Disk Media. The Company sells polishing machines, pre-deposition cleaning machines and grinding machines for producing aluminum, nickel-plated and glass substrates for the thin film memory disk media market.

     The following chart describes the major steps in the typical aluminum thin film memory disk media manufacturing process:

           [THIN FILM MEMORY DISK MEDIA MANUFACTURING PROCESS CHART]

     The DSM line of manual and automated machines are used in the manufacture of thin film memory disk media for grinding the aluminum substrate as well as polishing after deposition of the nickel plating. The DSM line of machines simultaneously processes both sides of a disk substrate and is available in various sizes. The automated machines in the DSM line are currently manufactured solely by the Far East Joint Venture. Typical U.S. selling prices for the DSM line range from $90,000 to $850,000.

     The MD line of cleaning systems are used to clean the substrate at various stages of the manufacturing process, including the critical cleaning immediately prior to the deposition of the magnetic layers. Cleaning systems distributed by the Company are produced solely by the Far East Joint Venture. Typical U.S. selling prices for the MD line of cleaning systems range from $200,000 to $900,000.

     Semiconductor Wafers. The Company supplies chemical mechanical polishing, double-sided lapping and, more recently, edge polishing systems to the semiconductor substrates market.

     The following chart describes the major steps in the typical silicon semiconductor wafer manufacturing process:

           [SILICON SEMICONDUCTOR WAFER MANUFACTURING PROCESS CHART]

     The Company's DSM line of double-sided lapping systems is available in various sizes and is used to create the initial flatness and thickness of the silicon wafer after it is sliced from an ingot. The lapping process also removes saw marks remaining after slicing and provides a surface finish suitable for subsequent polishing processes. DSM double-sided polishers for silicon wafer polishing are also available. Typical U.S. selling prices for the DSM line range from $300,000 to $1.5 million.

     The SPAW line utilizes a chemical mechanical polishing process to remove the shallow damage layer remaining from previous process steps and to attain the specified flatness and surface finish. A 50-inch model is manufactured by the Company in the U.S. and a 59-inch model is manufactured by the Far East Joint Venture. The 50-inch model typically sells in the U.S. for between approximately $250,000 and $450,000. The 59-inch model typically sells in the U.S. for between $700,000 and $1 million, but is also available as a fully automated line integrating four 59-inch models, which can sell for up to $4.9 million.

     The Company began distributing the EP line of edge polishing systems during fiscal 1995. Edge polishing has emerged as a new technology that is being incorporated into high volume silicon wafer manufacturing. This technology was developed and introduced for the purpose of making the wafer's edge easier to clean, thereby increasing semiconductor device manufacturing yields. The Far East Joint Venture produces the EP line that is marketed and distributed by the Company. Typical U.S. selling prices for the EP line range from $400,000 to $800,000.

     General Industrial. The Company offers a broad line of lapping, grinding and polishing systems for the general industrial market. The line includes approximately 35 models of single-side processing machines, double-side processing machines, in-line grinding systems and optics polishing machines. The product offering is available in a wide range of sizes from a 12 inch plate diameter up to a 150 inch plate diameter. Each system typically consists of a specialized machining plate, a rotating spindle, a means to fix and apply pressure to the workpieces, an abrasive distribution system and a control system. U.S. selling prices of these systems typically range from $20,000 to $700,000.

  Parts and Expendables

     The Company markets a broad line of parts and expendables. These products include general spare parts, bearings, grinding stones, lapping plates, workpiece carriers, seals, retaining rings, workholders and polishing pads. These products are typically obtained from outside vendors and are generally manufactured to the Company's specifications. The Company maintains spare parts inventories at six U.S. locations and two European locations. The Company believes that its ability to quickly supply parts and expendables is an important factor in its ability to provide customers with a total solution.

  Slurries

     The Company offers a broad line of slurry and slurry components (including vehicles and abrasives) used in surface treatment processes as part of a total process solution. Polishing slurry consists of abrasive particles contained in a liquid vehicle that may contain a suspension agent and may be chemically active. The slurries marketed by the Company are used by manufacturers of thin film memory disk media, semiconductor wafers and other products as part of their polishing processes.

     Substantially all of the slurries sold by the Company are manufactured by Fujimi Incorporated. Typical U.S. selling prices of slurry offered by the Company range from $1,000 to $1,500 per 55-gallon drum.

     The Company has entered into the Fujimi Joint Venture with Fujimi Incorporated to sell certain products in North and South American markets, including slurry and slurry components. The Company distributes thin film memory disk polishing slurry and related products supplied by Fujimi Incorporated, while the Fujimi Joint Venture distributes other products supplied by Fujimi Incorporated. To date, no material sales of products have been made to South American markets by the Fujimi Joint Venture. See "Joint Venture
Arrangements -- Fujimi Joint Venture."

     The slurry for thin film memory disk media polishing applications is available in different varieties to address the varying needs of each specific process. Some formulations allow higher stock removal rates and others emphasize surface finish results. There are also a variety of slurry formulations available for silicon wafer processing. Slurry is an essential process component in chemical mechanical polishing. The chemical action of this process is implemented by designing the slurry to be chemically active with the surface to be polished, typically by adjusting the pH of the slurry vehicle. The mechanical portion of the process is accomplished by abrasive particles in the slurry.

     The Company believes that meeting the evolving slurry requirements of each customer is vital to providing a total process solution. The Company intends to continue to maintain an emphasis on slurry distribution and to work closely with Fujimi Incorporated in developing, designing and formulating customized slurries that address specific customer needs.

CUSTOMERS

     The Company sells its products to leading manufacturers of semiconductor devices, thin film memory disks, semiconductor wafers and for various industrial applications. Certain of the Company's top customers in fiscal 1995, 1996 and 1997 in the semiconductor device, thin film memory disk media, semiconductor wafer, and general industrial application markets are listed below.

                SEMICONDUCTOR DEVICE                              THIN FILM
         ----------------------------------
       AMD                   National Semiconductor           MEMORY DISK MEDIA
                                                              ------------------
 Hewlett-Packard                Promos Technology                  Akashic
      Lucent                 Rockwell International                 Komag
      MASCA                          Siemens                         HMT
      Mosel                           UICC                           IBM
                                                                   Seagate
        SEMICONDUCTOR WAFER                  GENERAL INDUSTRIAL APPLICATIONS
        --------------------                 --------------------------------
                MEMC                                  Hayward Quartz
         Mitsubishi Siltec                           Heraeus Amersil
           Sumitomo Sitix                                  IBM
          Wacker Siltronic                       Manufacturing Technology
                                                         Motorola

     The Company's ten largest customers accounted for 66.9%, 64.4% and 59.8% of the Company's total revenue in fiscal years 1995, 1996 and 1997, respectively. One customer, Komag, accounted for 20.6%, 17.8% and 10.3% of the Company's total revenue in fiscal years 1995, 1996 and 1997, respectively. Although Komag has represented a significant portion of the Company's sales of polishing machines to the thin film memory disk market in the past, it is not anticipated that Komag will represent as significant a portion of such sales in the future. AMD accounted for 12.8% of the Company's total revenue for 1997. In addition, during fiscal 1995, Akashic accounted for 10.9% of the Company's total revenue.

SALES AND MARKETING

     The Company markets and sells its products in North America through a combination of direct sales personnel and distributors. The Company sells directly to the semiconductor and thin film memory disk media industries and uses a network of 14 regional distributors for its general industrial product lines. In its European operations, the Company uses direct sales personnel and a small number of distributors. The Company markets and sells its products in the Far East through the sales and marketing arm of the Far East Joint Venture.

     The Company's sales strategy emphasizes direct interaction with customers, particularly in the semiconductor and memory disk industries, where ongoing customer support and service are critical. The Company's direct sales force is divided into focused units for each of the semiconductor devices, thin film memory disk media and semiconductor wafer industries.

     At August 31, 1997, the U.S. direct sales organization had a total of 30 sales personnel. The Company's main sales offices are in Chandler, Arizona, Austin, Texas and Elk Grove Village, Illinois. The Company also had an aggregate of nine direct sales personnel in the SpeedFam U.K. and SpeedFam Germany offices. To enhance its sales capabilities, the Company maintains process development and demonstration laboratories in the U.S. and Europe. Sales and marketing activities in the Far East are conducted by the Far East Joint Venture. See "Joint Venture Arrangements -- Far East Joint Venture."

     The Company's marketing strategy includes involvement with SEMATECH, Inc., a consortium of major semiconductor manufacturers and equipment suppliers, attendance at Semicon, Diskcon, IMTS and other trade shows worldwide and the sponsorship of technical conferences, which include the presentation of technical papers written by customers, university scientists and the Company's own senior technologists. The Company believes these initiatives serve to promote acceptance of the Company's products and process technologies in the semiconductor, thin film memory disk and other industries.

CUSTOMER SERVICE AND SUPPORT

     The Company believes that providing highly responsive service is an essential factor in providing a total solution to its customers. In order to provide customers with experienced service and support personnel, the Company has structured its service operations into distinct service units responsible for each of the semiconductor device, thin film memory disk media, semiconductor wafer and general industrial products industries. Elements of the Company's customer service and support program include system installation and process certification, process support, machine repair, providing spare parts inventories, internal training programs, external customer training, documentation and formation of customer user groups. At August 31, 1997, the Company had 139 service employees in the U.S. and Europe. For large users of the Company's systems, the Company often creates a customized service arrangement designed to meet the specific requirements of the customer.

     The Company generally provides a one year warranty on all equipment it sells. Field service personnel provide warranty service, post-warranty service, and equipment installations. Field service engineers are located in various locations throughout the world, including dedicated site-specific engineers in place at certain customer locations pursuant to contractual arrangements. The Company also provides service and maintenance training as well as process application training for its customers' personnel. The Company maintains an extensive inventory of spare parts at its primary locations and at its satellite service sites. This provides the Company the ability to provide same day or overnight delivery for many parts.

BACKLOG

     Backlog of orders for capital equipment, parts, expendables and slurries increased to approximately $68.3 million at August 31, 1997, from approximately $41.4 million at August 31, 1996. Approximately $58.3 million, or 85.5% of the total backlog at August 31, 1997, is comprised of orders for capital equipment. The Company's backlog does not include orders for capital equipment or other products manufactured by the Far East Joint Venture and distributed by the Company in the U.S. and Europe for which the Company receives commissions. The time between the placing of orders and shipment of parts, expendables and slurries is significantly less than for capital equipment and as a result, the Company's backlog consists primarily of orders for capital equipment. The Company includes in its backlog only those customer orders for which it has accepted signed purchase orders with assigned delivery dates within 12 months. Orders generally carry a stipulation that customers may incur a penalty in the event of cancellation. However, there can be no assurance that orders will not be cancelled by customers or that the Company will obtain a meaningful penalty payment. As a result of systems and equipment ordered and shipped in the same quarter, possible changes in delivery schedules, occasional cancellation of orders and delays in product shipments, the Company's backlog at any particular date may not be indicative of actual sales for any succeeding period.

RESEARCH, DEVELOPMENT AND ENGINEERING

     The markets in which the Company competes are characterized by evolving industry standards and frequent improvements in products and service. To compete effectively in its markets, the Company must continually improve its products and its process technologies and develop new technologies and products that compete effectively on the basis of price and performance and that adequately address current and future customer requirements. The Company's research, development and engineering expenditures during fiscal 1995, 1996, 1997 and the first quarter of fiscal 1998, were approximately $2.7 million, $11.5 million, $19.8 million and $6.8 million, respectively.

     At August 31, 1997, the Company had an engineering staff of 64 employees and a research and development staff of 79 employees. Because of the complex and highly specialized design, testing and manufacturing requirements of the Company, these employees must be experienced in a wide range of engineering disciplines. The Company's philosophy is to maintain strong technical expertise in each of its core competencies and to utilize consulting engineers for non-critical portions of product development projects. The Company believes that this approach provides flexibility and allows the Company to shorten time to market for new products.

  Product Development

     The Company began shipments of the Auriga, an enhanced version of the CMP-V, its original system, in the second quarter of fiscal 1997. The Company intends to periodically develop and introduce enhanced versions of its CMP system. The Company has also recently introduced the Capella, a post-CMP cleaning system. In addition, the Company has also recently introduced the Auriga-C, which integrates technology from this cleaning system to provide a dry-in/dry-out system. The Company is also developing additional products and product enhancements for the thin film memory disk and silicon wafer markets.

     Typically, the Company works with either a "user-group" of current and potential customers or a key customer to act as technical advisors during the conceptualization of a new product. The Company's CMP system was developed in a similar manner and its development was assisted through technical collaboration with and sponsorship by SEMATECH, Inc. and several SEMATECH, Inc. member companies that are leaders in the use of CMP technology. From time to time, the Company also engages in formal, funded joint development projects with customers from the semiconductor and thin film memory disk industries as a means to enhance its product development efforts.

  Process Development

     In addition to product development, the Company continually seeks to enhance existing processes. The Company maintains process development laboratories in both the U.S. and Europe that are staffed with process engineers. The Company's process engineers frequently work directly with customers' engineers, often working within the customers' facilities. The Company is continuing to develop new processing capability in the CMP area for improved planarity, higher removal rates and emerging film applications, such as copper. The Company has also developed and recently introduced an end-point detection system, the Altair, for the purpose of measuring the film thickness of oxide and metal layers of advanced semiconductor devices. The Company is currently in the preliminary stage of its development program for 300mm CMP products. In the thin film memory disk area, the Company also continues to pursue the development of automated machines and enhanced processes, as well as machine refinements providing improved process performance.

MANUFACTURING AND SUPPLIERS

     The Company assembles its equipment and systems from components and fabricated parts manufactured and supplied by others, including stainless steel plates and gears, frames and weldments, power supplies, process controllers, robots and polishing heads. Certain of the items manufactured by others are made to the Company's specifications. All final assembly and system tests are performed within the Company's manufacturing/assembly facilities. Quality control is maintained through incoming inspection of components, in-process inspection during equipment assembly and final inspection and operation of all manufactured equipment prior to shipment. Substantially all of the Company's non-CMP manufacturing is located in its Illinois facilities. The Company's CMP system development and manufacturing are located at the Company's headquarters in Chandler, Arizona.

     Certain of the components and sub-assemblies included in the Company's products are obtained from a single supplier or limited group of suppliers. The disruption or termination of these sources could have a material adverse effect on the Company's operations. The Company is dependent upon Fujimi Incorporated, a Japanese company, as the sole supplier of substantially all of the slurries sold by the Company, consisting primarily of thin film memory disk polishing slurry. Approximately 43.4%, 19.7% and 14.4% of the Company's total revenue in fiscal 1995, 1996 and 1997, respectively, was derived from the sale of slurries and other products supplied by Fujimi Incorporated. Accordingly, any disruption in the supply provided by Fujimi Incorporated or in the overall relationship between the Company and Fujimi Incorporated would have a material adverse effect upon the Company. The Company has the exclusive right to distribute Fujimi Incorporated thin film memory disk polishing slurry in North America until October 1, 1999. See "Joint Venture Arrangements -- Fujimi Joint Venture."

COMPETITION

     The Company competes in several distinct markets. These markets include the semiconductor device equipment market, the thin film memory disk media equipment market, the semiconductor wafer equipment market, the general industrial applications market, and the related parts and expendables market. In all markets, the Company competes on the basis of technology, overall cost of ownership, product quality, price, availability, size of installed base, breadth of product line and customer service and support.

     The Company faces substantial competition from both established competitors and from potential new entrants, some of which have substantially greater financial, engineering, manufacturing and marketing resources than the Company. In the semiconductor device equipment market, the Company faces significant competition from current competitors and any others that may enter this market in the future. IPEC currently has the largest installed base of CMP equipment. Other companies in this market are in various stages of development of CMP machines. Specifically, Applied Materials, a large semiconductor capital equipment supplier with significant resources, has introduced a multiple head CMP machine and IPEC has begun shipments of multiple head CMP systems. Ebara, a Japanese capital equipment manufacturer, has begun shipments of a multiple head, dry-in/dry-out system, primarily in the Far East. In addition, certain of the Company's competitors have longer-standing relationships than the Company with particular customers, including semiconductor device manufacturers. These longer-standing relationships may make it more difficult for the Company to sell its CMP system to such device manufacturers. Consolidation among CMP equipment suppliers or the acquisition of CMP equipment suppliers by large, established suppliers of non-CMP capital equipment to semiconductor device manufacturers or others could materially adversely affect the Company's ability to compete and would have a material adverse effect on the Company's results of operations. In the thin film memory disk and semiconductor wafer equipment markets, the Company competes with a relatively few significant competitors.

     Competition in the general industrial products markets is fragmented; no one competitor currently holds a dominant position. The Company faces significant competitive pressure in the sale of slurries, particularly with regard to pricing, resulting in decreased margins for certain products of the Company in recent periods. In the thin film memory disk slurry market, the Company competes primarily with Praxair, a large chemical company that manufactures and sells its own products. In addition, the loss of the Company's distribution rights to slurry and other products supplied by Fujimi Incorporated would have a material adverse effect on the Company.

INTELLECTUAL PROPERTY

     The Company currently holds numerous United States patents and additional foreign patents in Japan and several Asian and European countries and has numerous United States and foreign patent applications pending. The Company has recently become increasingly aggressive with respect to patent applications, especially in the CMP area. In addition, the Company believes that such factors as continued innovation, technical expertise and know-how of its personnel and other factors are also important. The Company owns eight U.S. trademark registrations. The Company also owns numerous foreign trademarks.

     There can be no assurance that the Company's pending patent applications will be allowed or that the issued or pending patents will not be challenged or circumvented by competitors. There can be no assurance that any of these rights held by the Company will not be challenged, invalidated or circumvented, or that such rights will provide competitive advantages to the Company.

     There are no pending lawsuits against the Company regarding infringement of any existing patents or other intellectual property rights or any unresolved claims by third parties that the Company is infringing intellectual property rights of such third parties. There can be no assurance that infringement claims will not be asserted by third parties in the future. There also can be no assurance in the event of such claims of infringement that the Company will be able to obtain licenses on reasonable terms, if at all. The Company's involvement in any patent dispute or other intellectual property dispute or action could have a material adverse effect on the Company's business. Adverse determinations in any litigation relating to intellectual property could possibly subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties and prevent the Company from manufacturing and selling one or more of its products. Any of these events could have a material adverse effect on the Company.

     SPEEDFAM, FAM, SPITFIRE and the SPEEDFAM logo are registered trademarks of the Company.

PROPERTY

     The Company currently owns or leases buildings containing a total of approximately 258,000 square feet of space in the U.S. and Europe, including approximately 133,000 square feet of factory/assembly area and approximately 125,000 square feet of corporate office space. The Company's U.S. operations (the SpeedFam International, Inc. headquarters and the SpeedFam U.S. subsidiary) account for approximately 247,000 square feet of the total, of which approximately 176,000 square feet is owned (including the recently completed 135,000 square foot corporate headquarters and manufacturing facility in Chandler, Arizona). The balance of approximately 71,000 square feet is leased. The Company maintains locations in the United States in Chandler, Arizona, Des Plaines, Illinois, Elk Grove Village, Illinois, Austin, Texas, Portland, Oregon and Fremont, California. SpeedFam U.K. is located in Hinckley, England and it maintains approximately 9,000 square feet of owned space. SpeedFam Germany leases approximately 2,000 square feet of leased office space in Inglefingin, Germany.

LEGAL PROCEEDINGS

     The Company is not presently involved in any material legal proceedings.

     The Company's wholly owned subsidiary, FamTec AG, incorporated under the laws of Switzerland, engaged in the manufacture, sale and service of through-feed grinding systems for the general industrial market. As a result of declining sales, the Company decided to terminate Swiss operations and to seek protection under the bankruptcy laws of Switzerland. A voluntary petition for bankruptcy was filed with Swiss authorities in November, 1993. Subsequently, creditors' claims were adjudicated and all Swiss assets liquidated. On July 27, 1995, the Bankruptcy Administrator paid out the liquidation proceeds to creditors, and the bankruptcy matter was closed. Under the laws of Switzerland, members of the Board of Directors of an entity have potential personal liability for the debts of the bankrupt entity. Mr. Farley, Chairman and Chief Executive Officer of the Company, was a director of FamTec AG. Because no creditor filed within the ten-day period to reserve rights against the directors of FamTec AG, no personal liability is expected to result.

EMPLOYEES

     At August 31, 1997, the Company had 549 full time employees in the U.S. and Europe, including 145 in manufacturing, 50 in marketing and sales, 139 in field service, 64 in engineering, 79 in research and development and 72 in general administration. In addition, the Company had 32 temporary contract employees engaged principally in its assembly operations at its Chandler, Arizona and Des Plaines, Illinois facilities. The Company believes that the use of temporary employees allows the Company to respond more rapidly to fluctuations in assembly and product demand and enables the Company to better control the labor component of its manufacturing costs. None of the Company's employees is represented by a labor union and the Company has never experienced a work stoppage or strike. The Company considers its employee relations to be good.

                           JOINT VENTURE ARRANGEMENTS

FAR EAST JOINT VENTURE

     SpeedFam Co., Ltd. (together with its subsidiaries and joint ventures, the "Far East Joint Venture"), is headquartered in Kanagawa Prefecture, Japan. Generally, the Far East Joint Venture designs, produces and markets in the Far East equipment similar to that produced by the Company in the U.S. The Far East Joint Venture conducts operations primarily in Japan but has subsidiaries and branches located in China, Hong Kong, India, Korea, Singapore, Taiwan, Thailand, and Malaysia and owns a majority interest in a Japanese subcontract manufacturing organization, Saku Seiki Co. Ltd. ("Saku Seiki"). The Far East Joint Venture operations in China, Hong Kong, Singapore, Korea and Thailand are primarily marketing, sales and service functions. The subsidiaries in Taiwan and India also include manufacturing facilities where certain of the equipment sold by the subsidiaries is produced. Through a joint venture with Met-Coil Systems Corporation

(a U.S. company), the Far East Joint Venture manufactures and markets in the Far East sheet metal forming equipment developed by Met-Coil Systems Corporation.

     Background. During the late 1960's, the Company marketed its products in Japan through Japanese trading companies. At that time, the Company believed that a presence in the Japanese market would enhance its competitive position in the U.S. as well as provide additional sources of income and access to technology. For numerous business and cultural reasons, the Company believed it could most effectively penetrate the Japanese market with the aid of a Japanese partner. In 1970 the Company entered into a joint venture with a Japanese company, Obara Corporation ("Obara"), pursuant to which the Far East Joint Venture was formed. The Company and Obara each own a 50% interest in the Far East Joint Venture. Obara, a privately-owned company, principally supplies welding guns and tips and related products to the automotive industry; its business is unrelated to that of the Company and the Far East Joint Venture.

     Terms of the Joint Venture Agreement. Pursuant to the terms of an agreement between the Company and Obara dated November 14, 1970 (the "Joint Venture Agreement"), the Far East Joint Venture will continue as long as SpeedFam Co., Ltd. is in corporate existence and both the Company and Obara are shareholders. Both parties to the Joint Venture Agreement have agreed to refrain from competing with the joint venture in Japan. The agreement may, however, be terminated upon 90-days notification by either party in the event of a substantial breach by the other party if such breach is not cured within the 90-day period. In the event that either the Company or Obara desires to sell its interest in the Far East Joint Venture, it must first offer its interest to the other party, which then has 60 days to purchase the interest at a price to be mutually agreed upon. If the interest is not purchased within the 60-day period, the party desiring to sell its interest may sell it to a third party free of the right of first offer provisions, provided that the price is not less than the price initially offered by the other party.

     Pursuant to the terms of a License and Technical Assistance Agreement between the Company and SpeedFam Co., Ltd. dated November 14, 1970 (the "Technology Agreement"), the Company licensed to the Far East Joint Venture certain trademarks and technology, and granted to the Far East Joint Venture the exclusive right to manufacture and sell in Japan, Korea, Taiwan, Hong Kong, China, India, the Philippines, Thailand, Vietnam, Malaysia, Singapore and Indonesia, and such other countries as the parties may agree to from time to time, products similar to those manufactured and distributed by the Company. In exchange for such rights, the Far East Joint Venture agreed to pay to the Company a royalty of 4% of the total net sales of products sold by the Far East Joint Venture that incorporate the technology. The Company also agreed to provide technical assistance and to communicate to the Far East Joint Venture all developments and improvements related to the technology. In addition, the Far East Joint Venture agreed to communicate to the Company all developments and improvements known to the Far East Joint Venture relating to the technology, and the Company agreed to pay to the Far East Joint Venture a 2% royalty fee on machines sold by the Company that utilize certain of that technology. The Technology Agreement continued for an initial term of ten years and was renewable for subsequent ten year periods. By oral agreement in 1980, the Technology Agreement was extended and amended to reduce the percentage of royalties to be paid by the Far East Joint Venture. Notwithstanding the requirements of the Technology Agreement, although the Far East Joint Venture had transferred technology to the Company, the Company and the Far East Joint Venture agreed that no royalties would be paid by the Company. By oral agreement in 1990, the Technology Agreement was extended for a new ten-year period. By oral agreement in 1991, the Technology Agreement was amended to eliminate the payment of royalties by either party. On July 24, 1995, the foregoing oral agreements were confirmed in writing. Unless extended, the Technology Agreement will expire in November 2000.

     Since the inception of the Far East Joint Venture, the Company and the Far East Joint Venture have worked cooperatively on various research and development projects and each entity has communicated significant technology to the other. It is not anticipated that either the Company or the Far East Joint Venture will pay royalties to the other in connection with the transfer of technology in the foreseeable future, including with respect to the Company's CMP technology.

     Management. SpeedFam Co., Ltd. currently has nine directors serving on its Board of Directors, including Messrs. Farley and Kouzuma, the Chairman and Chief Executive Officer of the Company, respectively, as well as Hiroshi Obara, Suminori Suzuki, Ryosuke Tojo, Shinya Iida, Hatsuyuki Arai, Isao Nagahashi and Akitoshi Yoshida. Mr. Kouzuma is the Executive Vice President and General Manager of SpeedFam Co., Ltd. and is responsible for day to day operations and acts as the primary liaison between the Company and Obara. Mr. Obara is the President of the Far East Joint Venture. Mr. Suzuki, an employee of Obara, is the senior finance officer of the Far East Joint Venture. Mr. Tojo is Managing Director of the Far East Joint Venture and assists in the overall management of operations. Dr. Iida is the chief technical officer and is responsible for all research, development and engineering operations. Mr. Yoshida is Chief of the Makuhari Techno Garden Laboratory and reports to Mr. Iida. Messrs. Arai and Nagahashi are the directors of CMP and thin film memory disk technology, respectively, and report to Mr. Tojo. Mr. Kunihiko Watanabe is director of sales for the silicon wafer market and reports to Mr. Kouzuma.

     The Joint Venture Agreement provides limited direction with respect to the relationship between the joint venture partners and the operation and management of the Far East Joint Venture. To date, decisions with respect to the strategic direction of the Far East Joint Venture have been made by the Company and Obara from time to time on the basis of informal discussions and the relationships forged over time by the individuals. Business transactions between the Company and the Far East Joint Venture, including those relating to the absence of payment of royalties on transfers of certain technology, may not be consistent with business decisions and results that would exist between two independent entities dealing at arms-length.

     Financial Information. During the Company's 1995, 1996, 1997 fiscal years and the first quarter of fiscal 1998, the Company's share of the net earnings of the Far East Joint Venture was $1.1 million, $4.8 million, $5.5 million and $286,000, respectively, representing 66.9%, 40.3%, 27.3% and 5.1%, respectively, of the Company's net earnings. The Far East Joint Venture has not paid significant dividends in the past and is expected to retain substantially all of its earnings in the foreseeable future to support the growth of its business. As a result, the Company's share of the net earnings of the Far East Joint Venture has not in the past resulted and is not expected in the future to result in a like effect on the cash flows of the Company. In addition, in recent periods the equity in net earnings of affiliates has increased substantially, primarily as a result of an increase in net earnings of the Far East Joint Venture. This increase has been primarily attributable to a strong demand for equipment, systems and other products supplied by the Far East Joint Venture to the thin film memory disk and semiconductor wafer industries. However, due to recent competition in the sale of equipment into the thin film memory disk market and for other reasons, the Company does not expect that this historical rate of earnings growth will continue and expects that earnings of the Far East Joint Venture during its fiscal 1998 will be the same as or lower than in fiscal 1997. During fiscal 1995, 1996, 1997 and the first quarter of fiscal 1998 4.5%, 5.2%, 7.2% and 3.6% respectively, of the Company's total revenue was attributable to commissions earned on products produced by the Far East Joint Venture and which were sold by the Company. At August 31, 1997, the Company's equity interest in the Far East Joint Venture was $20.8 million, representing 9.5% of the Company's total assets and 12.6% of shareholders' equity. Set forth below is certain selected financial information with respect to the Far East Joint Venture which has been derived from consolidated financial statements which have been audited by KPMG Peat Marwick LLP, with the exception of the selected financial information as of and for the three months ended July 31, 1996 and 1997 which is unaudited. In the opinion of management, this information has been presented on the same basis as the audited consolidated financial statements of the Far East Joint Venture appearing elsewhere in this Prospectus, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the consolidated financial statements. Such information should be read in conjunction with the consolidated financial statements and notes thereto of the Far East Joint Venture appearing elsewhere herein.

                                                                                  THREE MONTHS
                                                   YEAR ENDED APRIL 30,          ENDED JULY 31,
                                              ------------------------------   -------------------
                                                1995       1996       1997       1996       1997
                                              --------   --------   --------   --------   --------
                                                                 (IN THOUSANDS)    (UNAUDITED)
CONSOLIDATED STATEMENT OF EARNINGS DATA:
Net sales...................................  $108,664   $161,169   $220,281   $ 56,750   $ 60,114
Gross profit................................    31,576     54,257     66,773     17,696     14,055
Operating profit............................     6,467     19,959     20,958      7,774      1,196
Net earnings(1).............................     2,169      9,637     11,013      3,821        526
CONSOLIDATED BALANCE SHEET DATA (AT PERIOD
  END):
Working capital.............................  $ 23,779   $ 23,526   $ 19,637   $ 24,579   $ 17,815
Total assets................................   110,813    126,551    153,700    144,482    174,876
Long-term debt, less current portion........    12,528      9,106     10,786     10,648     10,736
Stockholders' equity........................    34,215     37,091     40,726     39,435     41,644

---------------
(1) Approximately one-half of such amount is recognized by the Company on the equity method as "equity in net earnings (loss) of affiliates."

     Products and Customers. Generally, the Far East Joint Venture designs, produces and markets in the Far East equipment similar to that produced by the Company in the U.S. The Far East Joint Venture's product mix is significantly different than the Company's primarily because the Far East Joint Venture sells substantially fewer CMP planarization systems to semiconductor device manufacturers and because of differences in the composition of the U.S. and Far East markets. The Far East Joint Venture also designs, produces and markets edge and flat polishing machines for the semiconductor wafer market and pre-deposition cleaning machines for the thin film memory disk market and, more recently, the flat panel display market. The Company distributes certain of these machines in the U.S. and Europe. New products recently introduced and manufactured solely by the Far East Joint Venture include the RCPM-95, a multiple-head radial/circumferential polisher, manufactured exclusively for high-end thin film memory disk processing, which creates programmable polish patterns on the disk surface allowing higher density media and improved yields. The Far East Joint Venture also markets parts, expendables and slurries (primarily to thin film memory disk and silicon wafer manufacturers).

     The Far East Joint Venture has developed and is currently manufacturing and marketing a two head CMP system. This system is marketed primarily as a tool for low volume production or research and development. The Company's Auriga five head system and other CMP products are marketed and sold through the Far East Joint Venture. The Far East Joint Venture receives a commission from the Company for such sales in the Far East.

     The Far East Joint Venture's products are sold to semiconductor wafer (primarily silicon), thin film memory disk and general industrial (primarily quartz, ceramic and LCD glass) manufacturers. Major end user customers of the Far East Joint Venture have included: Niigata Toshiba Ceramics Co., Ltd. (silicon wafer manufacturer), LG Siltron, Inc. (silicon wafer manufacturer), Toyo Kohan Co., Ltd. (thin film memory disk manufacturer), Wacker Siltron (silicon wafer manufacturer), Kaifa Magnetics (H.K.), Ltd. (thin film memory disk manufacturer). During the Far East Joint Venture's fiscal years 1995, 1996 and 1997, sales to certain customers through Fujimi Incorporated, acting as a distributor, accounted for approximately 11%, 12% and 15% of net sales, respectively.

     Competition. The Far East Joint Venture competes in several distinct markets including the semiconductor substrate equipment market, the thin film memory disk equipment market, the general industrial equipment applications market (primarily quartz, ceramic and LCD glass) and the slurries market. The Far East Joint Venture competes on the basis of technology, overall cost of ownership, product quality, price, availability, size of installed base, breadth of product line and customer service and support. The Far East Joint Venture faces intense competition from established competitors, some of which have substantially greater financial, engineering, manufacturing and marketing resources. In the equipment markets served, the Far East Joint Venture generally competes with a relatively small number of competitors which, together with the Far East Joint Venture, provide a substantial majority of the products sold into those markets. The Far East Joint Venture recently adopted an aggressive pricing strategy designed to gain market share for its new automated disk polishing systems. Although the Far East Joint Venture expects this gross margin pressure to continue to negatively impact the Far East Joint Venture's earnings for at least the near term, the Far East Joint Venture believes that this pricing strategy represents an important strategic investment. In the slurries market, Fujimi Incorporated is the provider of substantially all of the slurries sold by the Far East Joint Venture. Fujimi Incorporated also sells directly to end users and is a dominant supplier and distributor of slurries in the Far East region.

     Sales, Marketing and Service. The Far East Joint Venture markets and sells its products through a combination of Japanese trading companies and direct sales personnel. As is customary in Japan, the Far East Joint Venture sells a substantial portion of the products sold in Japan through trading companies, although the Far East Joint Venture sales personnel have primary responsibility for most aspects of the sale. The Far East Joint Venture maintains a field service organization consisting of 75 persons based in the major locations where the Far East Joint Venture maintains a presence, such as Japan, India Korea, Singapore Taiwan and Thailand.

     Research, Development and Manufacturing. The Far East Joint Venture maintains a research and development staff of 67 persons. Research and development efforts of the Far East Joint Venture are focused on enhancing existing products as well as developing new products and generally cover a broader range of products and technologies than the Company's research and development efforts. The Company and the Far East Joint Venture have in the past collaborated on various projects and are expected to do so in the future.

     The Far East Joint Venture or manufacturing subcontractors retained by the Far East Joint Venture typically manufacture equipment and systems from components and fabricated parts manufactured and supplied by others. Certain of the items manufactured by others are made to the Company's specifications. A portion of the products sold by the Far East Joint Venture are manufactured by the Far East Joint Venture's majority owned subsidiary, Saku Seiki, and a substantial portion are manufactured by unaffiliated third party subcontractors for the Far East Joint Venture.

     Employees. At May 31, 1997, the Far East Joint Venture had 492 full-time employees, including 388 in Japan, 4 in Thailand, 22 in Korea, 40 in Taiwan, 17 in India, 14 in Singapore, 2 in Shanghai, 3 in Hong Kong and 2 in Malaysia. Of these employees, 87 are engaged in manufacturing, 67 in marketing and sales, 75 in field service, 85 in engineering, 67 in research and development, 52 in management and 59 in clerical and general administration.

     Certain Relationships. The Company acts as distributor in North America and Europe of certain machines produced by the Far East Joint Venture. During fiscal 1995, 1996 and 1997, commissions paid to the Company relating to such distribution amounted to approximately $2.8 million, $6.3 million and $12.4 million, respectively. Further, the Company purchases certain components used in its machines from the Far East Joint Venture. During fiscal 1995, 1996 and 1997, purchases of components from the Far East Joint Venture totaled approximately $3.0 million, $5.6 million and $4.9 million, respectively.

     Mr. Kouzuma receives certain amounts from the Far East Joint Venture consisting of directors' fees, bonuses and salary. In addition, both Messrs. Farley and Kouzuma receive dividends on their individual holdings of stock in certain of SpeedFam Co., Ltd.'s subsidiaries. Both Messrs. Farley and Kouzuma serve as directors of SpeedFam Co., Ltd. In addition, both serve as directors of SpeedFam Clean Systems Co. Ltd., a majority owned subsidiary of SpeedFam Co., Ltd. Mr. Kouzuma also serves as President of SpeedFam Clean Systems Co. Ltd. In addition, each of Messrs. Farley and Kouzuma own 5% of the outstanding capital stock of SpeedFam Clean Systems Co., Ltd. Messrs. Farley and Kouzuma also serve as directors of MetCoil Ltd., SpeedFam Co. Ltd.'s 50%-owned joint venture. Mr. Kouzuma owns 10.62% of the outstanding capital stock of Saku Seiki, a majority owned subsidiary of SpeedFam Co., Ltd., and serves as a director of Saku Seiki. Messrs. Farley and Kouzuma also serve as directors of several wholly owned subsidiaries of SpeedFam Co.

Ltd., namely SpeedFam Korea Ltd., SpeedFam Incorporated in Taiwan, SpeedFam India (Pvt.) Ltd. and SpeedFam Malaysia SDN., BHD.

FUJIMI JOINT VENTURE

     Pursuant to a joint venture agreement dated September 7, 1984, the Company and Fujimi Incorporated formed the Fujimi Joint Venture, an Illinois corporation. Each of Fujimi Incorporated and the Company owns 50% of the Fujimi Joint Venture's common stock. Fujimi Incorporated, a publicly traded company in Japan, is a manufacturer of slurry, abrasives and compounds in Japan. The initial term of the joint venture agreement was for a period of five years, but the agreement continues in effect until such time as either party terminates upon written notice delivered to the other party upon one-year notice. The agreement may also be terminated upon 60-days notification by either party in the event of a breach by the other party if such breach is not cured within 60 days.

     The Fujimi Joint Venture was organized to sell Fujimi Incorporated products in North and South America. The Fujimi Joint Venture distributes abrasives, polishing pads, diamond wheels, diamond slurries and other products to the semiconductor wafer, thin film memory disk and general industrial markets. Notwithstanding the written terms of the joint venture agreement, the Company, through SpeedFam U.S., has distributed a variety of products, primarily slurry, to manufacturers of thin film memory disks. The Company has the exclusive right to distribute Fujimi Incorporated memory disk polishing slurry in North America until October 1, 1999. Revenue from sales of products by the Fujimi Joint Venture were $15.8 million in fiscal 1995, $19.7 million in fiscal 1996, $36.6 million in fiscal 1997 and $11.0 million for the three months ended August 31, 1997. For a description of other business relationships between the Company and Fujimi Incorporated, see "Business -- Manufacturing and Suppliers." The Fujimi Joint Venture imports a portion of the products it sells and purchases such products in non-U.S. dollar denominated transactions. This business is subject to foreign exchange rate fluctuations and has recently experienced increased competition which can significantly impact operating earnings.

     The Fujimi Joint Venture currently has six directors serving on its Board of Directors, including Mr. Farley, Chairman of the Company, Mr. Kouzuma, Chief Executive Officer of the Company, and Mr. Augur, President of SpeedFam U.S. The other three directors, Messrs. Isamu Koshiyama, Hidetaka Niinomi and Stuart Sawai, are representatives of Fujimi Incorporated. Day to day management of the Fujimi Joint Venture is under the control of its president, Mr. Donald R. Hixson. The Fujimi Joint Venture employs four full-time sales personnel.

                                   MANAGEMENT

     The executive officers, key employees and directors of SpeedFam International, Inc. and their ages as of September 16, 1997 are as follows:

 EXECUTIVE OFFICERS, KEY EMPLOYEES
           AND DIRECTORS             AGE            POSITION WITH THE COMPANY
-----------------------------------  ---   --------------------------------------------
James N. Farley(1).................   68   Chairman of the Board and Director
Makoto Kouzuma(1)..................   57   President, Chief Executive Officer and
                                           Director
Roger K. Marach(1).................   52   Treasurer, Chief Financial Officer and
                                           Assistant Secretary
Christopher E. Augur(1)............   37   President of SpeedFam Corporation
Robert R. Smith(1).................   54   Managing Director of SpeedFam Limited
Mukesh Desai.......................   43   Senior Vice President of SpeedFam
                                             Corporation -- Technology, Semiconductor
                                             Group
Russell E. Douglass................   54   Vice President of Operations for
                                           Semiconductor Group, SpeedFam Corporation
Gary F. Emmons.....................   46   Vice President of Sales and Marketing for
                                             Semiconductor Group, SpeedFam Corporation
Mark A. Hredzak....................   39   Vice President of SpeedFam Corporation --
                                             General Manager of Clean Systems Group
Ellis E. Ponton....................   35   Senior Vice President of SpeedFam
                                             Corporation -- General Manager of
                                             Semiconductor Group
Philbin L. Scott...................   38   Vice President of SpeedFam Corporation --
                                             General Manager of Disk Technology Group
Byron L. Sheets....................   42   Vice President of SpeedFam Corporation --
                                             General Manager of Industrial Applications
                                             Group
Tommy Thomason.....................   42   Vice President of SpeedFam Corporation --
                                             Customer Support, Semiconductor Group
Neil R. Bonke(2)...................   55   Director
Richard S. Hill....................   45   Director-nominee
Thomas J. McCook(2)(3).............   73   Director
Dr. Stuart Meyer(3)................   60   Director
Robert M. Miller(2)................   70   Director
Carl S. Pedersen (3)...............   82   Director

---------------
(1) Messrs. Farley, Kouzuma, Marach, Augur and Smith are executive officers of SpeedFam International, Inc.

(2) Member of Compensation Committee

(3) Member of Audit Committee

     Mr. Farley has been a director of SpeedFam International, Inc. since 1961. He was appointed Chairman and Chief Executive Officer by the Board of Directors in 1993 and served in both capacities until May 1997, when Mr. Kouzuma was appointed Chief Executive Officer. Mr. Farley had been President of SpeedFam International, Inc. from 1967 to 1993. Prior to that, he was Vice President of Sales and had served as Business Manager since joining SpeedFam International, Inc. in 1960. Mr. Farley was instrumental in developing the organization and is presently responsible for developing and directing the future strategy of SpeedFam International, Inc. Mr. Farley also serves on the board of two privately-held companies. He holds a BSEE from Northwestern University.

     Mr. Kouzuma has been a director of SpeedFam International, Inc. since 1982. He was appointed Chief Executive Officer by the Board of Directors in May 1997. In 1993, he was appointed President of SpeedFam International, Inc. He was Executive Vice President of SpeedFam International, Inc. and had the additional post of President of SpeedFam Corporation from 1990 to 1993. He is also Executive Vice President and General Manager of the Far East Joint Venture. He has been responsible for the day to day operations of the Far East Joint Venture since its founding in 1971. Mr. Kouzuma joined SpeedFam International, Inc. in 1969 to open a Japanese liaison office. He graduated as an Electrical Engineer from Chuo University in Tokyo, Japan. Mr. Kouzuma is a resident of Japan.

     Mr. Marach joined SpeedFam International, Inc. in 1988 as Chief Financial Officer and was elected Treasurer in 1989. Prior to joining SpeedFam International, Inc., Mr. Marach was the Assistant Treasurer of Ingersoll International, Inc., a capital equipment manufacturer, for eight years and previously worked for five years in auditing and treasury operations for G.D. Searle & Co., a major pharmaceutical company. He has a BS in Economics (Accounting) from the Illinois Institute of Technology, and a Masters in Management (Finance) from Northwestern University.

     Mr. Augur was named President of SpeedFam Corporation in April 1993. He was the Executive Vice President from June 1992 to March 1993. From 1991 to 1992, Mr. Augur served as the General Manager of the Electronic Equipment Group of SpeedFam Corporation. He joined SpeedFam International, Inc. in 1982 and assisted in establishing its Arizona operations. Prior to joining SpeedFam International, Inc., Mr. Augur worked for Motorola in the semiconductor products sector. He has a BS in Computer Systems Engineering from Arizona State University and a Masters of Business Administration from the University of Phoenix.

     Mr. Smith was appointed Managing Director of SpeedFam Limited in 1974. Mr. Smith was hired to organize SpeedFam Limited in 1974 and has been responsible for its day to day operations since that time as well as for SpeedFam International, Inc.'s other European subsidiary, SpeedFam GmbH. Mr. Smith has a National Certificate in Mechanical Engineering from Lancaster Polytechnicon in England.

     Mr. Desai was appointed Vice President of SpeedFam Corporation in June 1995 and promoted to Senior Vice President in December 1996. He joined SpeedFam Corporation as Director of Technology of the Semiconductor Group in February 1994. He has extensive experience in CMP planarization technology and worked in the CMP area at IBM from 1984 to 1994. From May, 1993 to February, 1994, Mr. Desai served as an IBM assignee at SEMATECH, Inc. and acted as Project Leader on CMP research and development. He is currently responsible for directing the Company's CMP development. He holds a BS in Chemistry from Bombay University, Bombay, India, and a Masters of Science in Chemistry from Polytechnic University, Brooklyn, New York.

     Mr. Douglass was appointed Vice President of Operations for Semiconductor Group, SpeedFam Corporation in January 1997. He joined SpeedFam Corporation as Director of Operations for the Semiconductor Group in April 1995. Previously, Mr. Douglass was Vice President of Operations for Plasma & Materials Technologies, Inc. (since November 1992). From 1981 to 1984, he was Director of Operations of the Etch Division of Applied Materials. Mr. Douglass has a BA from Ohio State University and a Masters in Human Relations and Organizational Development from the University of San Francisco.

     Mr. Emmons was appointed Vice President of Sales and Marketing for Semiconductor Group, SpeedFam Corporation in January 1997. He joined SpeedFam Corporation in 1995 as Director of Sales and Marketing in the Semiconductor Group. Previously, Mr. Emmons was Director of Sales for ASM America from 1989 to February 1995. He has a BS in Business Administration from Texas A & M University.

     Mr. Hredzak was appointed Vice President of SpeedFam Corporation in June 1995 and is currently General Manager of the Clean Systems Group. From 1993 to 1996, he was General Manager of the Electronics Equipment Group. From 1990 to 1993, Mr. Hredzak was the sales manager for SpeedFam Corporation Cleaning Equipment Group. Mr. Hredzak started with SpeedFam Corporation in 1988 in the sales department of the Electronics Equipment Group. Mr. Hredzak received a BS in Metallurgical and Materials Engineering from the University of Kentucky.

     Mr. Ponton was appointed Vice President of SpeedFam Corporation in June 1995 and promoted to Senior Vice President in December 1996. Since 1993, he has been General Manager of the Semiconductor Group, which focuses entirely on CMP and the semiconductor device industry. He was the Assistant General Manager for the Electronics Equipment Group from 1992 to 1993, and its sales manager from 1988 to 1992.

Mr. Ponton started with SpeedFam Corporation in 1986 as a sales engineer and was promoted to sales manager in 1988. Mr. Ponton has a BS in Geology and Mathematics from Ball State University.

     Mr. Scott was appointed Vice President of SpeedFam Corporation in July 1996 and General Manager of the Disk Technology Group in December 1996. Previously, he was General Manager of the Consumable Products Group of SpeedFam Corporation (from June 1995) and was responsible for slurry and slurry component sales. He joined SpeedFam Corporation in May 1992 as the products manager of disk slurry products. From 1988 to 1992, Mr. Scott worked at the McDonnell Douglas Helicopter Company where he served as a Manufacturing Research Engineer, Industrial Engineer and Manager of Production Scheduling. He has a BA in Biology from UNC-Charlotte, a Masters of Environmental Science from Miami University and a Masters of Science in Engineering from Arizona State University.

     Mr. Sheets was appointed Vice President of SpeedFam Corporation in June 1995. Since 1993, he has been General Manager of the Industrial Applications Group, which services the broad industrial applications market. He was the sales manager for the Industrial Applications Group from 1990 to 1993. Mr. Sheets was hired in 1990 when Spitfire Tool and Machine Company ("Spitfire") was acquired by SpeedFam Corporation from General Signal Corp. Mr. Sheets worked for Spitfire from 1979 to 1990.

     Mr. Thomason was appointed Vice President of SpeedFam Corporation in June 1997. He joined SpeedFam Corporation in 1995 as Director of Customer Support for the Semiconductor Group. Previously, Mr. Thomason held various customer service positions with Applied Materials in their Installed Base Systems Support organization from 1983 to November 1995. He has an Associates Degree from Western International University.

     Mr. Bonke has been a director of SpeedFam International, Inc. since August 1996. Mr. Bonke has been Chairman of the Board of Electroglas, Inc. since April 1993, and its Chief Executive Officer from April 1993 through April 1996. He also serves on the Board of Directors of Sanmina Corp. and FSI International Inc. Electroglas, Inc., Sanmina Corp. and FSI International Inc., each a public company, are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. Mr. Bonke was a Group Vice President of General Signal and President of General Signal's Semiconductor Equipment Operations from September 1991 to July 1993.

     Mr. Hill was nominated as a director of SpeedFam International, Inc. by the Board of Directors in August 1997. If elected by the shareholders at the Annual Meeting of Shareholders of the Company on October 10, 1997, Mr. Hill will serve as director beginning October 1997. Mr. Hill has been the Chief Executive Officer and a director of Novellus Systems, Inc., a capital equipment supplier to the semiconductor device market, since 1993. In May 1996, he was appointed Chairman of the Board of Novellus Systems, Inc. From 1981, Mr. Hill was employed by Tektronix, Inc., an electronics company, where he held such positions as President of the Tektronix Development Company, Vice President of the Test & Measurement Group, and President of Tektronix Components Corporation.

     Mr. McCook has been a director of SpeedFam International, Inc. since 1979. He is currently serving as Vice Chairman of the Economic Development Council of Cape Coral, Florida and was formerly Vice President of Stewart-Warner, an automotive parts manufacturer.

     Dr. Meyer has been a director of SpeedFam International, Inc. since 1982. He has been an Associate Professor of Management and Strategy at the Kellogg Graduate School of Management, Northwestern University since 1977. Dr. Meyer was also a physics professor at Northwestern University and Program Director at the National Science Foundation.

     Mr. Miller has been a director of SpeedFam International, Inc. since 1990. He is currently Chairman of Okuma Technology Institute in Charlotte, North Carolina. Since 1985, Mr. Miller has been President of ITMC Inc., a marketing consulting firm providing service to capital equipment manufacturers.

     Mr. Pedersen has been a director of SpeedFam International, Inc. since 1979. Since 1988, he has been Chairman Emeritus of Luther & Pedersen, a capital equipment distributor in Aurora, Illinois. He previously served as Chairman of Luther & Pedersen. Mr. Pedersen has announced his intention to retire from the Board of Directors effective as of October 10, 1997, the date of the Annual Meeting of Shareholders of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Articles of Incorporation and Bylaws provide for indemnification by the Company of its directors, officers, employees and agents to the fullest extent permitted by law for expenses, judgments, penalties, fines and amounts paid in settlement in connection with any pending, threatened or completed action, suit or proceeding (other than by the Company), to which any such person was made a party by reason of the fact that he or she was acting in such capacity for the Company or was serving as such for another corporation or enterprise at the Company's request, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, or, with respect to a criminal proceeding, had no reasonable cause to believe such conduct was unlawful. In actions by the Company, such indemnification will be limited to expenses.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of September 2, 1997, and as adjusted to reflect the sale of the Common Stock being offered hereby (assuming no exercise of the Underwriters' over-allotment option) by (i) each shareholder who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) the nominee for director, (iv) each Executive Officer, (v) all directors and executive officers of the Company as a group, and (vi) each Selling Shareholder. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Information with respect to FMR Corp. is based solely on public filings made by FMR Corp. with the Commission.

                                            BENEFICIAL OWNERSHIP                 BENEFICIAL OWNERSHIP
                                              PRIOR TO OFFERING                     AFTER OFFERING
                                            ---------------------     SHARES     ---------------------
             NAME AND ADDRESS                NUMBER       PERCENT     OFFERED      NUMBER      PERCENT
------------------------------------------  ---------     -------     -------    ----------    -------
James N. Farley(1)(2).....................  1,373,170       10.2%      48,000     1,325,170       8.6%
Nancy J. Farley(1)(3).....................  1,069,695        7.9       15,000     1,054,695       6.8
James N. and Nancy J. Farley
  Foundation(4)...........................    184,720        1.4       85,000        99,750         *
Makoto Kouzuma(1)(5)......................    738,999        5.5           --       738,999       4.8
SpeedFam Employees Profit Sharing
  Trust(1)(6).............................    184,380        1.4           --       184,380       1.2
Roger K. Marach(7)........................     41,574          *           --        41,574         *
Christopher E. Augur......................     57,632          *           --        57,632         *
Robert R. Smith(8)........................     81,854          *           --        81,854         *
Neil R. Bonke.............................      5,500          *           --         5,500         *
Richard S. Hill...........................          0          *           --             0         *
Thomas J. McCook..........................     12,400          *           --        12,400         *
Dr. Stuart Meyer..........................     62,360          *       17,000        45,360         *
Robert M. Miller..........................      2,180          *           --         2,180         *
Carl S. Pedersen(9).......................     69,520          *        5,000        64,520         *
James C. Farley(10).......................    225,445        1.7       10,000       215,445       1.4
All directors and executive officers as a
  group (10 persons)......................  2,445,190       18.1       70,000     2,375,190      15.3
FMR Corp. ................................    806,300         6.0          --       806,300        5.2
  82 Devonshire Street
  Boston, Massachusetts 02109

---------------
  * Less than one percent.

 (1) The business address of Messrs. Farley and Kouzuma, Mrs. Farley, the SpeedFam Employees Profit Sharing Trust and the James N. and Nancy J. Farley Foundation is 305 North 54th Street, Chandler, Arizona 85226.

 (2) All shares beneficially owned by Mr. Farley are held in the James N. Farley Trust, of which Mr. Farley acts as sole trustee. Excludes (i) shares beneficially owned by Nancy J. Farley (Mr. Farley's spouse), (ii) an aggregate of 1,272,966 shares beneficially owned by Mr. Farley's adult children, (iii) 691,380 shares held in the Makoto Kouzuma Trust, a revocable trust, of which Mr. Farley serves as co-trustee, and (iv) 184,380 shares owned by the SpeedFam Employees Profit Sharing Trust, of which Mr. Farley acts as co-trustee. Mr. Farley disclaims beneficial ownership of all shares referred to (i) through (iv) above. Also excludes 184,720 shares held by the James N. and Nancy J. Farley Foundation.

 (3) Of such shares, 642,070 are held in the Nancy J. Farley Trust, a revocable trust. Charles A. Kelly, Secretary of the Company, acts as co-trustee of such trust with Mr. Farley (the spouse of Nancy J. Farley). Pursuant to the trust agreement, Mr. Kelly has sole voting and dispositive power over shares held in the trust. The Nancy J. Farley Trust may be voluntarily terminated by Mrs. Farley at any time.

     Includes 427,625 shares of Common Stock over which Mrs. Farley has sole voting and dispositive power as Custodian for eleven minor grandchildren. Mrs. Farley disclaims beneficial ownership as to such shares. Excludes shares beneficially owned by Mr. Farley and an aggregate of 1,272,966 shares beneficially owned by Mrs. Farley's adult children, as to all of which Mrs. Farley disclaims beneficial ownership. Also excludes 184,720 shares held by the James N. and Nancy J. Farley Foundation.

 (4) The James N. and Nancy J. Farley Foundation is a trust, of which Mr. Farley acts as sole trustee.

 (5) Of such shares, 691,380 are held in the Makoto Kouzuma Trust, a revocable trust. Mr. Kelly and Mr. Farley act as co-trustees of such trust and share voting and dispositive power over shares held in the trust. The Makoto Kouzuma Trust may be voluntarily terminated by Mr. Kouzuma at any time. The remaining 47,619 shares are subject to issuance to Mr. Kouzuma upon the exercise of certain stock options.

 (6) Messrs. Farley, Marach and Kelly act as co-trustees of the Plan and share voting and dispositive power over shares held by the Plan.

 (7) Excludes 184,380 shares owned by the SpeedFam Employees Profit Sharing Trust of which Mr. Marach serves as co-trustee. Mr. Marach disclaims beneficial ownership of such shares.

 (8) Includes 11,120 shares beneficially owned by Mr. Smith's spouse.

 (9) Of such shares, 37,000 are held in the Pedersen Family Limited Partnership, of which Pedersen Holdings, Inc. is sole general partner and Mr. Pedersen serves as sole limited partner. Mr. Pedersen serves as President of Pedersen Holdings, Inc. and owns 33% of its outstanding stock. The 5,000 shares of Common Stock offered by Mr. Pedersen in this offering are being offered by the Pedersen Family Limited Partnership. The remaining 32,520 shares are subject to issuance to Mr. Pedersen upon the exercise of certain stock options.

(10) Includes 9,474 shares held in trust for Mr. Farley's minor children and 625 shares beneficially owned by Mr. Farley's spouse. Mr. Farley is James N. Farley's son.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 1,000,000 shares of Preferred Stock, none of which has been issued, and 20,000,000 shares of Common Stock, of which 13,475,036 were issued and outstanding as of September 2, 1997. At the Company's Annual Meeting of Shareholders scheduled for October 10, 1997, the shareholders of the Company will consider and act upon a proposed amendment to the Articles of Incorporation of the Company which would increase the number of shares of Common Stock the Company is authorized to issue from 20,000,000 shares to 60,000,000 shares.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders generally, including the election of directors. Subject to the rights of holders of any Preferred Stock outstanding, holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding upon of the Company, the holders of Common Stock are entitled to share ratably in any assets remaining after payment of the Company's liabilities. Holders of Common Stock do not have preemptive or other subscription rights. The Common Stock currently outstanding is, and the shares of Common Stock offered by the Company hereby will be, when issued, validly issued, fully paid and non-assessable.

     Firstar Bank Milwaukee, N.A., Milwaukee, Wisconsin, is the registrar and transfer agent for the Common Stock.

PREFERRED STOCK

     The Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, redemption rights and terms, liquidation preferences, conversion rights, special series voting rights and sinking fund provisions applicable to each such series of Preferred Stock. If the Company issues a series of Preferred Stock in the future that has special voting rights or preferences over the Common Stock with respect to the payment of dividends or upon the Company's liquidation, dissolution or winding up, the rights of the holders of the Common Stock may be adversely affected. The issuance of shares of Preferred Stock could be utilized, under certain circumstances, in an attempt to prevent an acquisition of the Company and may adversely affect the voting and other rights of the holders of Common Stock.

ANTI-TAKEOVER STATUTES

     Section 7.85 of the Illinois Business Corporation Act of 1983 (the "BCA") provides that business combinations between an Illinois corporation with a class of securities registered under the Exchange Act or a corporation which elects to be subject to Section 7.85 and the beneficial holder of 10% or more of the voting power of such corporation generally require (i) the approval of 80% of the votes of each class of stock entitled to vote and (ii) the affirmative vote of at least a majority of the votes of each class of stock entitled to be cast held by persons other than the 10% owner. Such requirements will not apply if the transaction is approved by 2/3 of the disinterested directors (generally defined as a director not affiliated or associated with the 10% owner), the price to be paid to the shareholders of the corporation is generally the higher of the fair market value (as defined in the statute) or the price per share paid by the 10% owner in acquiring its shares, and certain other conditions relating to the absence of dividend defaults, the receipt of special benefits by the 10% owner and the provision of specified information about the transaction to the corporation's public shareholders, are satisfied.

     Section 11.75 of the BCA provides that a corporation shall not engage in any business combination with any interested shareholder (generally defined as the beneficial owner of 15% or more of the outstanding voting shares of the company) for a period of three years following the date that such shareholder became an interested shareholder, unless (a) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, or (b) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (c) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested shareholder.

     Section 8.85 of the BCA permits directors and officers of an Illinois corporation to consider the interests of constituencies other than the corporation's shareholders when exercising their duties, including in the consideration of a transaction which could result in a change of control of the Company.

     The Company is automatically subject to Section 8.85 and Section 7.85 and, depending on the final distribution of the shares offered hereby and certain shareholder residency requirements with the State of Illinois, Section 11.75.

                                  UNDERWRITING

     Lehman Brothers Inc., BT Alex. Brown Incorporated, NationsBanc Montgomery Securities, Inc. and Needham & Company, Inc. have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names below:

                                 UNDERWRITER                           NUMBER OF SHARES
        -------------------------------------------------------------  ----------------
        Lehman Brothers Inc..........................................        545,000
        BT Alex. Brown Incorporated..................................        545,000
        NationsBanc Montgomery Securities, Inc.......................        545,000
        Needham & Company, Inc.......................................        545,000
                                                                           ---------
                  Total..............................................      2,180,000
                                                                           =========

     The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to various conditions. The nature of the Underwriters' obligations are such that they are committed to take and pay for all of the shares offered hereby if any are purchased.

     The Company and the Selling Shareholders have been advised that the Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the Underwriters) at such public offering price less a selling concession not in excess of $1.42 per share. The selected dealers may reallow a concession not in excess of $.10 per share to certain brokers and dealers. After the initial public offering, the public offering price, the concession to selected dealers and the reallowance may be changed by the Underwriters.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has granted to the Underwriters an option to purchase up to an aggregate of 327,000 shares of Common Stock, exercisable solely to cover over-allotments, at the offering price to the public less the underwriting discounts and commissions shown on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     Certain holders of shares of Common Stock of the Company, owning an aggregate of 4,808,158 shares, have agreed that they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares for a period of 90 days after the effective date of the offering without the prior written consent of Lehman Brothers Inc., which reserves the right to release any or all of such shareholders from their obligations under such lock-up agreements at any time without notice. Any such release would increase the number of shares available for sale into the public market, which could have a material adverse effect on the price of the Common Stock. In addition, the Company has agreed that it will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for such shares without the prior written consent of Lehman Brothers Inc. for 90 days after the effective date of the offering.

     In connection with the offering, the rules of the Commission permit the Underwriters to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. In addition, if the Underwriters over-allot (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), and thereby create a short position in the Common Stock in connection with the offering, the Underwriters may reduce that short position by purchasing Common Stock in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Chapman and Cutler, Chicago, Illinois. Certain legal matters will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, San Diego, California. Mr. Charles A. Kelly, a partner of Chapman and Cutler, serves as Secretary of the Company and owns 20,000 shares of the Company's Common Stock. In addition, Mr. Kelly has sole voting and dispositive power over 642,070 shares of Common Stock held in the Nancy J. Farley Trust, a revocable trust, of which he serves as co-trustee. Mr. Kelly also shares voting and dispositive power over 691,380 shares of Common Stock held in the Makoto Kouzuma Trust, a revocable trust, of which he serves as co-trustee and over 184,380 shares of Common Stock held in the SpeedFam Employees Profit Sharing Trust, of which he serves as co-trustee. Mr. David S. Crossett, also a partner of Chapman and Cutler, owns 500 shares of the Company's Common Stock.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company as of May 31, 1996 and 1997, and for each of the years in the three-year period ended May 31, 1997 and the consolidated financial statements of the Far East Joint Venture as of April 30, 1996 and 1997, and for each of the years in the three-year period ended April 30, 1997, included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES
ANNUAL
Independent Auditors' Report..........................................................    F-2
Consolidated Balance Sheets -- at the end of fiscal years 1996 and 1997...............    F-3
Consolidated Statements of Earnings -- for the fiscal years 1995, 1996 and 1997.......    F-4
Consolidated Statements of Stockholders' Equity -- for the fiscal years 1995, 1996 and
  1997................................................................................    F-5
Consolidated Statements of Cash Flows -- for the fiscal years 1995, 1996 and 1997.....    F-6
Notes to Consolidated Financial Statements............................................    F-7
INTERIM
Condensed Consolidated Balance Sheets -- at May 31, 1996 and August 31, 1997
  (unaudited).........................................................................   F-22
Condensed Consolidated Statements of Earnings -- for the three months ended August 31,
  1996 and August 31, 1997 (unaudited)................................................   F-23
Condensed Consolidated Statements of Cash Flows -- for the three months ended August
  31, 1996 and August 31, 1997 (unaudited)............................................   F-24
Notes to Condensed Consolidated Financial Statements (unaudited)......................   F-25
SPEEDFAM CO., LTD. AND CONSOLIDATED SUBSIDIARIES
ANNUAL
Independent Auditors' Report..........................................................   F-28
Consolidated Balance Sheets -- at the end of fiscal years 1996 and 1997...............   F-29
Consolidated Statements of Earnings -- for the fiscal years 1995, 1996 and 1997.......   F-30
Consolidated Statements of Stockholders' Equity -- for the fiscal years 1995, 1996 and
  1997................................................................................   F-31
Consolidated Statements of Cash Flows -- for the fiscal years 1995, 1996 and 1997.....   F-32
Notes to Consolidated Financial Statements............................................   F-33

The above consolidated financial statements of SpeedFam Co., Ltd. and consolidated subsidiaries are included in this prospectus pursuant to Rule 3-09 of Regulation S-X.

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
SpeedFam International, Inc.:

     We have audited the accompanying consolidated balance sheets of SpeedFam International, Inc. and consolidated subsidiaries as of May 31, 1996 and 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended May 31, 1997. These consolidated financial statements are the responsibility of the management of SpeedFam International, Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SpeedFam International, Inc. and consolidated subsidiaries as of May 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 1997 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP
June 27, 1997
Chicago, Illinois

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             MAY 31, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                                           1996         1997
                                                                         --------     --------
                                            ASSETS
Current assets:
  Cash and cash equivalents............................................  $ 10,871     $ 76,895
  Trade accounts receivable, less allowance for doubtful accounts of
     $495 in 1996 and $1,144 in 1997...................................    34,693       38,021
  Inventories..........................................................    27,931       35,849
  Deferred income taxes................................................     1,229        2,912
  Prepaid expenses and other current assets............................     1,241        2,038
                                                                         --------     --------
Total current assets...................................................    75,965      155,715
Investments in affiliates..............................................    20,450       23,956
Property, plant, and equipment, net....................................     9,969       24,582
Other assets...........................................................     1,600        2,247
                                                                         --------     --------
Total assets...........................................................  $107,984     $206,500
                                                                         ========     ========

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt....................................  $    727     $    250
  Accounts payable.....................................................    14,704       20,923
  Customer deposits....................................................     4,814        4,165
  Due to affiliates....................................................    11,756        4,824
  Accrued expenses.....................................................     8,005       14,870
  Income taxes payable.................................................     4,766        3,861
                                                                         --------     --------
Total current liabilities..............................................    44,772       48,893
                                                                         --------     --------
Long-term liabilities:
  Long-term debt.......................................................     2,593          272
  Deferred income taxes................................................       580          802
                                                                         --------     --------
Total long-term liabilities............................................     3,173        1,074
                                                                         --------     --------
Stockholders' equity:
  Common stock, no par value, 20,000,000 shares authorized, 10,514,868 and 13,323,547 shares issued and outstanding at May 31, 1996 and
     1997, respectively................................................         1            1
  Additional paid-in capital...........................................    26,174      105,522
  Retained earnings....................................................    29,247       49,466
  Foreign currency translation adjustment..............................     4,617        1,544
                                                                         --------     --------
Total stockholders' equity.............................................    60,039      156,533
                                                                         --------     --------
Total liabilities and stockholders' equity.............................  $107,984     $206,500
                                                                         ========     ========

          See accompanying notes to consolidated financial statements.

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                    YEARS ENDED MAY 31, 1995, 1996, AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               1995         1996         1997
                                                              -------     --------     --------
Revenue:
  Net sales.................................................  $57,021     $113,880     $160,994
  Commissions from affiliate................................    2,757        6,290       12,430
                                                              -------     --------     --------
Total revenue...............................................   59,778      120,170      173,424
Cost of sales...............................................   45,494       78,661      103,501
                                                              -------     --------     --------
Gross margin................................................   14,284       41,509       69,923
                                                              -------     --------     --------
Operating expenses:
  Research, development, and engineering....................    2,740       11,496       19,766
  Selling, general, and administrative expenses.............    9,948       18,922       28,671
                                                              -------     --------     --------
Total operating expenses....................................   12,688       30,418       48,437
                                                              -------     --------     --------
Operating profit............................................    1,596       11,091       21,486
                                                              -------     --------     --------
Other income (expense)......................................     (953)        (208)        (298)
                                                              -------     --------     --------
Earnings from consolidated companies before income taxes....      643       10,883       21,188
Income tax expense..........................................      186        4,266        8,037
                                                              -------     --------     --------
Earnings from consolidated companies........................      457        6,617       13,151
Equity in net earnings of affiliates........................    1,187        5,204        7,068
                                                              -------     --------     --------
Net earnings................................................  $ 1,644     $ 11,821     $ 20,219
                                                              =======     ========     ========
Net earnings per share......................................  $  0.20     $   1.16     $   1.67
                                                              =======     ========     ========
Weighted average common and common equivalent shares........    8,146       10,159       12,127
                                                              =======     ========     ========

          See accompanying notes to consolidated financial statements.

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    YEARS ENDED MAY 31, 1995, 1996, AND 1997
                                 (IN THOUSANDS)

                                                                          FOREIGN
                                                 ADDITIONAL               CURRENCY
                                        COMMON    PAID-IN     RETAINED   TRANSLATION  TREASURY
                                        STOCK     CAPITAL     EARNINGS   ADJUSTMENT    STOCK      TOTAL
                                        ------   ----------   --------   ----------   --------   --------
Balance at May 31, 1994...............    $1      $     828   $ 15,782    $  5,139    $ (3,174)  $ 18,576
Net earnings..........................    --             --      1,644          --          --      1,644
Foreign currency translation
  adjustment..........................    --             --         --       2,852          --      2,852
Purchase of treasury stock............    --             --         --          --         (35)       (35)
                                         ---      ---------   --------    --------    --------   --------
Balance at May 31, 1995...............     1            828     17,426       7,991      (3,209)    23,037
Net earnings..........................    --             --     11,821          --          --     11,821
Foreign currency translation
  adjustment..........................    --             --         --      (3,374)         --     (3,374)
Sale of treasury stock................    --             16         --          --           1         17
Retirement of treasury stock..........    --         (3,208)        --          --       3,208         --
Issuance of common stock..............    --         28,284         --          --          --     28,284
Exercise of stock options.............    --            254         --          --          --        254
                                         ---      ---------   --------    --------    --------   --------
Balance at May 31, 1996...............     1         26,174     29,247       4,617          --     60,039
Net earnings..........................                   --     20,219          --          --     20,219
Foreign currency translation
  adjustment..........................    --             --         --      (3,073)         --     (3,073)
Income tax benefit from exercise of
  stock options.......................    --            194         --          --          --        194
Issuance of common stock..............    --         77,673         --          --          --     77,673
Employee stock purchases..............    --            887         --          --          --        887
Exercise of stock options.............    --            594         --          --          --        594
                                         ---      ---------   --------    --------    --------   --------
Balance at May 31, 1997...............    $1      $ 105,522   $ 49,466    $  1,544    $     --   $156,533
                                         ===      =========   ========    ========    ========   ========

          See accompanying notes to consolidated financial statements.

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED MAY 31, 1995, 1996 AND 1997
                                 (IN THOUSANDS)

                                                               1995         1996         1997
                                                              -------     --------     --------
Cash flows from operating activities:
  Net earnings..............................................  $ 1,644     $ 11,821     $ 20,219
  Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
     Equity in net earnings of affiliates...................   (1,187)      (5,204)      (7,068)
     Depreciation and amortization..........................      635        1,326        2,846
     Provision for losses on accounts receivable............        3          316          817
     Provision for deferred income taxes....................     (120)        (922)      (1,557)
     Gains on sales of assets...............................     (246)         (10)         (32)
     Increase in cash surrender value of life insurance.....     (138)        (142)        (144)
     (Increase) decrease in assets:
       Trade accounts receivable............................   (2,271)     (18,226)      (4,050)
       Inventories..........................................   (7,067)     (10,078)      (7,898)
       Prepaid expenses and other current assets............     (452)          23         (749)
     Increase (decrease) in liabilities:
       Accounts payable and due to affiliates...............    4,149       10,621         (709)
       Accrued expenses and customer deposits...............    4,474        4,102        6,183
       Income taxes payable.................................      566        4,290         (942)
                                                              -------     --------     --------
Net cash provided by (used in) operating activities.........      (10)      (2,083)       6,916
                                                              -------     --------     --------
Cash flows from investing activities:
  Capital expenditures......................................     (744)      (8,121)     (17,431)
  Proceeds from sales of assets.............................      431           24           75
  Dividends from affiliates.................................       90          163          554
  Other investing activities................................      (83)        (542)        (456)
                                                              -------     --------     --------
Net cash used in investing activities.......................     (306)      (8,476)     (17,258)
                                                              -------     --------     --------
Cash flows from financing activities:
  Treasury stock transactions...............................      (35)          17           --
  Net proceeds from issuance of common stock................       --       28,284       77,673
  Proceeds from exercise of stock options and employee stock
     purchases..............................................       --          254        1,481
  Proceeds from long-term debt..............................    1,500        3,999          414
  Principal payments on long-term debt......................     (899)     (12,025)      (3,221)
                                                              -------     --------     --------
Net cash provided by financing activities...................      566       20,529       76,347
                                                              -------     --------     --------
Effect of foreign currency rate changes on cash.............       36         (194)          19
                                                              -------     --------     --------
Net increase in cash and cash equivalents...................      286        9,776       66,024
Cash and cash equivalents at beginning of year..............      809        1,095       10,871
                                                              -------     --------     --------
Cash and cash equivalents at end of year....................  $ 1,095     $ 10,871     $ 76,895
                                                              =======     ========     ========
Supplemental cash flow information -- cash paid during the
  year for:
     Interest...............................................  $   866     $    810     $    226
     Income taxes...........................................      125          860       10,463
                                                              =======     ========     ========

          See accompanying notes to consolidated financial statements.

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     SpeedFam International, Inc. (the Company), an Illinois corporation, designs, develops, manufactures, markets, and services chemical mechanical planarization, or "CMP," systems used in the fabrication of semiconductor devices and other high throughput, precision surface processing systems used in the fabrication of thin film memory disk media, semiconductor wafers, and general industrial components. In addition, the Company markets and distributes slurries, parts, and expendables used in its customers' manufacturing processes. The Company's customers are primarily located in the United States, Europe, and the Far East.

  (a) Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and the following wholly owned subsidiaries:

                               SUBSIDIARIES                    INCORPORATED
                -------------------------------------------  ----------------
                SpeedFam Corporation                         United States
                SpeedFam Limited                             United Kingdom
                SpeedFam GmbH                                Germany

     All significant intercompany balances and transactions have been eliminated. Non-U.S. subsidiaries are included in the consolidated financial statements based upon fiscal years ended April 30. The Company's fiscal year ends on May 31.

     The Company's investments in the common stock of affiliates SpeedFam Co., Ltd. (a Japanese corporation, 50% owned) and Fujimi Corporation (an Illinois corporation, 50% owned) are accounted for by the equity method using fiscal years that end April 30 and May 31, respectively.

  (b) Cash and Cash Equivalents

     Cash and cash equivalents include deposits in banks and highly liquid short-term investments with original maturities of three months or less. Short-term investments are carried at cost which approximates market.

  (c) Property, Plant, and Equipment

     Property, plant, and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Depreciation expense was $538, $1,172, and $2,795 in fiscal years 1995, 1996, and 1997, respectively. The estimated useful lives of the assets are as follows:

        Buildings and improvements....................................    7 to 40 years
        Machinery and equipment.......................................          5 years
        Furniture and fixtures........................................     3 to 5 years
        Leasehold improvements........................................    2 to 10 years

  (d) Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market.

  (e) Income Taxes

     Income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (f) Revenue Recognition

     Sales of the Company's products are recorded upon shipment or when the product is accepted by the customer. Commission revenue from affiliates is recorded upon shipment of product.

  (g) Installation and Warranty Costs

     Costs to be incurred by the Company related to product installation and warranty fulfillment are accrued at the date of shipment, and are estimated by the Company based on past experience. The accrual for product installation and warranty fulfillment, included in accrued expenses in the consolidated balance sheets, was $2,485 and $5,510 at the end of fiscal years 1996 and 1997, respectively.

  (h) Foreign Currency Translation

     Assets and liabilities of the Company's non-U.S. operations have been translated using the exchange rates in effect at the balance sheet dates. Results of operations are translated using the average exchange rates prevailing throughout the period. Local currencies are considered the functional currencies of the Company's foreign entities. Foreign currency exchange rates used to translate the financial statements are summarized below:

                                                                 FOREIGN CURRENCY PER U.S.
                                                                           DOLLAR
                                                                 1995      1996       1997
                                                                ------    -------    -------
    Rates at balance sheet date:
      Pound sterling (L)......................................     .62        .66        .62
      Deutsche mark (DM)......................................    1.39       1.53       1.73
      Japanese yen (Y)........................................   84.20     105.07     127.09

  (i) Treasury Stock

     The Company accounts for treasury stock using the cost method. All of the Company's treasury stock was retired upon completion of the Company's initial public offering of common stock on October 26, 1995 (see note 14).

  (j) Net Earnings Per Share

     Net earnings per share data has been computed using the weighted average number of shares of common stock and common equivalent shares from stock options. Stock options issued during the 12-month period prior to the Company's initial public offering have been included in the calculation as if they were outstanding for all periods presented.

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  (k) Significant Customers and Concentration of Credit Risk

     Presented below is a summary of net sales to and commissions earned from significant customers as a percentage of total revenue. Net sales to and commissions earned from these customers are from both of the Company's segments.

                                CUSTOMER                              1995     1996     1997
    ----------------------------------------------------------------  ----     ----     ----
    A...............................................................   21%      18%      10%
    B...............................................................    *        *       13
    C...............................................................   11        *        *

---------------
* Less than 10%.

     Amounts due from these significant customers represented 6.7% of total trade accounts receivable at May 31, 1997.

  (l) Patents and Trademarks

     Patents and trademarks included in other assets, in the net amount of $463 and $769 at the end of fiscal years 1996 and 1997, respectively, are amortized on a straight-line basis over 17 years for patents and five years for trademarks.

  (m) Research, Development, and Engineering

     Expenditures for research, development, and engineering of products and processes are expensed as incurred.

  (n) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (o) Employee Stock Plans

     Effective June 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applies Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock option and stock purchase plans and, accordingly, does not recognize compensation cost. As prescribed by SFAS No. 123, note 10 contains a summary of the pro forma effects on reported net earnings and earnings per share for 1996 and 1997 as if the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date.

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

(2) INVENTORIES

     Inventories at the end of fiscal years 1996 and 1997 are summarized as follows:

                                                                        1996        1997
                                                                       -------     -------
    Raw materials....................................................  $14,626     $16,323
    Work-in-process..................................................   10,777      16,030
    Finished goods...................................................    2,528       3,496
                                                                       -------     -------
              Total inventories......................................  $27,931     $35,849
                                                                       =======     =======

(3) PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment at the end of fiscal years 1996 and 1997 are summarized as follows:

                                                                        1996        1997
                                                                       -------     -------
    Land.............................................................  $ 2,275     $ 2,280
    Buildings........................................................    2,054       2,156
    Machinery and equipment..........................................    7,667      11,321
    Furniture and fixtures...........................................    1,039       1,446
    Leasehold improvements...........................................      767         643
    Construction in progress.........................................      495      13,832
                                                                       -------     -------
                                                                        14,297      31,678
    Less accumulated depreciation....................................   (4,328)     (7,096)
                                                                       -------     -------
    Net property, plant, and equipment...............................  $ 9,969     $24,582
                                                                       =======     =======

(4) INVESTMENTS IN AFFILIATES

     The Company owns a 50% interest in SpeedFam Co., Ltd. The Company's equity investment in SpeedFam Co., Ltd. was $18,545 and $20,363 in 1996 and 1997, respectively. SpeedFam Co., Ltd.'s consolidated financial statements include the accounts of the following subsidiaries:

                                    COMPANY                                    LOCATION
    -----------------------------------------------------------------------  ------------
    SpeedFam Clean System Co., Ltd.........................................  Japan
    Saku Seiki Co., Ltd....................................................  Japan
    SpeedFam Incorporated..................................................  Taiwan
    SpeedFam Korea Ltd.....................................................  South Korea
    SpeedFam India (Pvt.) Ltd..............................................  India

     Significant intercompany balances and transactions have been eliminated. SpeedFam Co., Ltd.'s investments in three affiliated Japanese companies, Met-Coil Ltd.; CRT K.K.; and Xevios Corporation are accounted for by the equity method.

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Condensed consolidated financial statements of SpeedFam Co. Ltd., are as follows:

                                 BALANCE SHEETS

                                                                               APRIL 30,
                                                                         ---------------------
                                                                           1996         1997
                                                                         --------     --------
                                            ASSETS
Current assets:
  Cash and short-term investments......................................  $ 14,323     $  9,794
  Trade accounts receivable, net and due from affiliates...............    61,344       77,380
  Inventories..........................................................    19,961       25,063
  Prepaid expenses and other current assets............................     2,864        3,434
                                                                         --------     --------
Total current assets...................................................    98,492      115,671
Property, plant and equipment, net.....................................    20,161       30,327
Other assets...........................................................     7,898        7,702
                                                                         --------     --------
Total assets...........................................................  $126,551     $153,700
                                                                         ========     ========

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current portion of long-term debt..........  $ 10,340     $ 15,841
  Accounts payable.....................................................    48,326       64,523
  Accrued expenses.....................................................     7,122        9,969
  Income taxes payable.................................................     9,178        5,701
                                                                         --------     --------
Total current liabilities..............................................    74,966       96,034
                                                                         --------     --------
Long-term debt.........................................................     9,106       10,786
Other long-term liabilities............................................     5,388        6,154
                                                                         --------     --------
Total long-term liabilities............................................    14,494       16,940
                                                                         --------     --------
Stockholders' equity...................................................    37,091       40,726
                                                                         --------     --------
Total liabilities and stockholders' equity.............................  $126,551     $153,700
                                                                         ========     ========

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                  STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                                                                  YEARS ENDED APRIL 30,
                                                          -------------------------------------
                                                            1995          1996          1997
                                                          ---------     ---------     ---------
Net sales...............................................  $ 108,664     $ 161,169     $ 220,281
Costs and operating expenses............................   (103,574)     (141,752)     (198,449)
                                                          ---------     ---------     ---------
Earnings before income taxes............................      5,090        19,417        21,832
Income taxes............................................     (2,755)       (9,479)      (10,250)
                                                          ---------     ---------     ---------
Net earnings before minority interest...................      2,335         9,938        11,582
Minority interest.......................................       (166)         (301)         (569)
                                                          ---------     ---------     ---------
Net earnings............................................      2,169         9,637        11,013
Retained earnings at beginning of year..................     15,987        18,036        26,943
Common stock dividend...................................         --          (454)           --
Dividends...............................................       (120)         (276)         (907)
                                                          ---------     ---------     ---------
Retained earnings at end of year........................  $  18,036     $  26,943     $  37,049
                                                          =========     =========     =========

     The following is a summary of SpeedFam International, Inc. and consolidated subsidiaries' transactions with SpeedFam Co., Ltd. and its subsidiaries.

                                                            1995          1996          1997
                                                          ---------     ---------     ---------
Sales to SpeedFam Co., Ltd. ............................  $     259     $   1,737     $   1,520
                                                          =========     =========     =========
Purchases from SpeedFam Co., Ltd. ......................  $   3,046     $   7,612     $   6,146
                                                          =========     =========     =========
Commission revenue......................................  $   2,757     $   6,290     $  12,430
                                                          =========     =========     =========
Commission expense......................................  $     196     $     582     $   2,707
                                                          =========     =========     =========

     Net amounts due to SpeedFam Co., Ltd. included in the consolidated balance sheets at the end of fiscal years 1996 and 1997 are $11,591 and $4,360, respectively.

     The Company owns a 50% interest in Fujimi Corporation. The Company's equity investment in Fujimi Corporation was $1,905 and $3,593 in 1996 and 1997, respectively. Summary financial information relating to Fujimi Corporation is as follows:

                                 BALANCE SHEETS

                                                                         1996       1997
                                                                        ------     -------
    ASSETS
    Current assets..................................................    $7,965     $13,346
    Other assets....................................................        32          16
                                                                        ------     -------
    Total assets....................................................    $7,997     $13,362
                                                                        ======     =======

    LIABILITIES AND STOCKHOLDERS' EQUITY
    Liabilities.....................................................    $4,188     $ 6,177
    Stockholders' equity............................................     3,809       7,185
                                                                        ------     -------
    Total liabilities and stockholders' equity......................    $7,997     $13,362
                                                                        ======     =======

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                             STATEMENTS OF EARNINGS

                                                                  YEARS ENDED MAY 31,
                                                            -------------------------------
                                                             1995        1996        1997
                                                            -------     -------     -------
    Net sales.............................................  $15,783     $19,734     $36,556
    Costs and operating expenses..........................  (15,536)    (18,235)    (30,775)
                                                            -------     -------     -------
    Earnings before income taxes..........................      247       1,499       5,781
    Income taxes..........................................      (72)       (589)     (2,205)
                                                            -------     -------     -------
    Net earnings..........................................  $   175     $   910     $ 3,576
                                                            =======     =======     =======

     The Company received dividends from Fujimi Corporation of $30, $25, and $100 in 1995, 1996, and 1997, respectively. Purchases from Fujimi Corporation approximated $1,301, $952, and $1,725 in 1995, 1996, and 1997, respectively.
Amounts due to Fujimi Corporation included in the consolidated balance sheets at the end of fiscal years 1996 and 1997 are $165 and $464, respectively.

(5) INCOME TAXES

     The Company files consolidated U.S. Federal income tax returns with its domestic subsidiary. Operations in the United Kingdom and Germany file local income tax returns. Earnings from consolidated companies before income taxes are as follows:

                                                               1995      1996        1997
                                                               ----     -------     -------
    U.S. ....................................................  $183     $ 9,380     $18,608
    Non-U.S. ................................................   460       1,503       2,580
                                                               ----     -------     -------
    Total....................................................  $643     $10,883     $21,188
                                                               ====     =======     =======

     The provision (benefit) for income taxes is as follows:

                                                               1995       1996       1997
                                                               -----     ------     -------
    Current:
      U.S. Federal...........................................  $ 112     $3,693     $ 6,673
      State..................................................     12        965       1,800
      Non-U.S................................................    182        537       1,025
                                                               -----     ------     -------
                                                                 306      5,195       9,498
                                                               -----     ------     -------
    Deferred:
      U.S. Federal and state.................................    (92)      (915)     (1,311)
      Non-U.S................................................    (28)       (14)       (150)
                                                               -----     ------     -------
                                                                (120)      (929)     (1,461)
                                                               -----     ------     -------
    Income tax expense.......................................  $ 186     $4,266     $ 8,037
                                                               =====     ======     =======

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The tax effects of temporary differences that give rise to the deferred tax assets (liabilities) at the end of fiscal years 1996 and 1997 are attributable to:

                                                                         1996       1997
                                                                         -----     ------
    Property, plant, and equipment.....................................  $(616)    $ (789)
    Inventory..........................................................    166        352
    Allowance for doubtful accounts....................................    164        469
    Trademark amortization.............................................     80         98
    Warranty reserve...................................................    984      2,201
    Alternative minimum tax credit carryforward........................     47         --
    Other..............................................................   (176)      (221)
                                                                         -----     ------
    Net deferred tax asset.............................................  $ 649     $2,110
                                                                         =====     ======

     The net deferred tax asset has been recorded on the balance sheet as follows:

                                                                          1996       1997
                                                                         ------     ------
    Current deferred tax asset.........................................  $1,229     $2,912
    Long-term deferred tax liability...................................    (580)      (802)
                                                                         ------     ------
                                                                         $  649     $2,110
                                                                         ======     ======

     There is no valuation allowance for deferred tax assets at the end of fiscal years 1996 or 1997. Deferred tax assets are considered realizable due to the expectation of future taxable income.

     A reconciliation between the Company's effective tax rate and the expected tax rate of 34% for 1995 and 1996 and 35% for 1997 on earnings before income taxes is as follows:

                                                                      1995     1996     1997
                                                                      ----     ----     ----
    Expected income tax rate........................................   34%      34%      35%
    Officers' life insurance........................................    4       --       --
    Dividend income from non-U.S. affiliates........................    3       --        1
    State taxes, net of U.S. Federal benefit........................   --        4        6
    Foreign sales corporation.......................................  (13)      --       (1)
    Research and development tax credits............................   --       --       (1)
    Other...........................................................    1        1       (2)
                                                                                --       --
                                                                      ---
    Effective income tax rate.......................................   29%      39%      38%
                                                                      ===       ==       ==

     No provision is made for income taxes on undistributed earnings of wholly owned non-U.S. subsidiaries and SpeedFam Co., Ltd., because it is the Company's present intention to reinvest substantially all the earnings of these operations. At the end of fiscal year 1997, there was approximately $22,700 of accumulated undistributed earnings of those operations. It is not practical for the Company to compute the amount of unrecognized deferred tax liability on the undistributed earnings.

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

(6) LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                           1996      1997
                                                                          ------     ----
    Loans under revolving line of credit due April 14, 1999; interest rate at bank's prime rate (8.25% at May 31, 1996) or LIBOR plus
      1.25% (6.75% at May 31, 1996).....................................  $2,400     $ --
    Term loan payable in monthly installments of $26 (including interest) beginning April 1, 1994 for five years; interest rate
      fixed at 9.25%....................................................     772      522
    Term loan, payable in monthly installments of L4.7 ($8) for 15 years beginning in November 1987, interest rate of 2.25% over the bank's
      base rate (8.25% at April 30, 1996)...............................     148       --
                                                                          ------     ----
    Total long-term debt................................................   3,320      522
    Less current portion of long-term debt..............................     727      250
                                                                          ------     ----
    Net long-term debt..................................................  $2,593     $272
                                                                          ======     ====

     In fiscal year 1996 the Company entered into an unsecured credit agreement with two U.S. banks. The credit agreement is for a $22,500 revolving line of credit maturing April 14, 1999. The Company must meet certain financial objectives each year as defined in the credit agreement. During fiscal 1997, the Company paid off the outstanding balance on the unsecured revolving line of credit.

     On September 13, 1996, the Company negotiated an amendment to the $22,500 credit facility, providing for an additional $14,000 in a five-year unsecured term loan to fund the construction of a new corporate headquarters and manufacturing facility in Chandler, Arizona. As of May 31, 1997, no amounts were outstanding on the term loan. Should the loan be utilized, terms of the loan provide that principal will be repaid in fifteen (15) quarterly installments of $350 each beginning in October 1997. The remaining outstanding balance will be repaid at the end of the loan's term. Interest on the term loan will accrue and be paid monthly on the outstanding balance based on a 90-day LIBOR rate plus 140 basis points. Unless drawn upon, the term loan will expire September 29, 1997.

     The term loan payable in monthly installments of $26 is secured by certain machinery of SpeedFam Corporation.

     On October 31, 1996, SpeedFam Limited in the United Kingdom, a wholly owned subsidiary of SpeedFam International, Inc., entered into a L950 ($1,543) Multi-Currency Revolving Line of Credit with the London branch of a U.S. bank. The revolving line of credit is secured by property and equipment of the subsidiary and is payable on demand. Interest accrues on the outstanding balance at 2.0% above the bank's base rate (6.0% at April 30, 1997) and is payable monthly. As of April 30, 1997, no amounts were outstanding on this credit facility.

     Annual maturities of long-term debt are as follows:

                                    FISCAL YEAR                           AMOUNT
            ------------------------------------------------------------  ------
            1998........................................................   $250
            1999........................................................    272
                                                                           ----
                                                                           $522
                                                                           ====

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(7) COMMITMENTS AND CONTINGENCIES

     During fiscal year 1996, the Company entered into a technology license agreement related to the development of a new product introduced during fiscal year 1997. The agreement required the payment of $400 upon signing and a final payment of $300 was made in September 1996. The agreement also obligates the Company to make annual royalty payments of 5.5% of the Company's net sales of products using the licensed technology for ten years. The annual royalty payments are subject to a minimum payment of $150 beginning in fiscal year 1998 and $200 for fiscal years 1999 to 2006.

     The Company and its subsidiaries occupy certain manufacturing and office facilities and use certain equipment under noncancelable operating leases expiring at various dates through fiscal year 2001. Rental expense aggregated approximately $611, $917, and $1,235 in 1995, 1996, and 1997, respectively.

     Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at the end of fiscal year 1997 are as follows:

                                        YEAR                              AMOUNT
            ------------------------------------------------------------  ------
            1998........................................................  $  951
            1999........................................................     774
            2000........................................................     405
            2001........................................................      12
            2002 and thereafter.........................................      --
                                                                          ------
            Total.......................................................  $2,142
                                                                          ======

(8) FORWARD EXCHANGE CONTRACTS

     The notional amounts of foreign exchange contracts as of May 31, 1996 and May 31, 1997 were as follows:

                                                                        1996        1997
                                                                       -------     -------
    Forward exchange contracts to buy foreign currency...............  $17,980     $16,670
                                                                       =======     =======
    Forward exchange contracts to sell foreign currency..............  $ 1,224     $ 3,379
                                                                       =======     =======

     All currency forward contracts outstanding at May 31, 1997 have maturities of less than one year and are primarily to buy or sell Japanese yen in exchange for U.S. dollars. Management believes that these contracts should not subject the Company to undue risk from foreign exchange movements, because gains and losses on these contracts generally offset gains and losses on the assets, liabilities, and transactions being hedged. The fair value of these contracts and the related deferred gains are insignificant.

(9) SAVINGS AND PROFIT-SHARING PLANS

     The Company maintains savings and profit-sharing plans for its employees. The plans cover certain employees who meet length of service requirements. Expense under the plans, determined by the Company's Board of Directors, aggregated $60, $1,443, and $2,414 in 1995, 1996, and 1997, respectively.

(10) STOCK OPTION PLANS

     The Company grants options to employees under the 1991 Employee Incentive Stock Option Plan and the 1995 Stock Plan for Employees and Directors of the Company. Under the plans, options to purchase up to 2,500,000 shares of the Company's authorized but unissued common stock may be granted. Prior to fiscal year 1995, stock options were granted at 100% to 110% of the value of the Company's common stock as determined by an established formula. In fiscal year 1995, stock options were granted at 100% to 110% of the fair value of

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

the Company's common stock as determined by an independent appraiser. Subsequent to fiscal year 1995 stock options are granted at a price not less than the fair market value on the date of grant. The stock options vest over five years (i.e., 20% each year) with the exception of 163,800 stock options issued in 1992, which vested immediately. The stock options expire 10 years after the grant date, except for 71,100 stock options which expire five years after the grant date.

     The following table summarizes option activity and related information:

                                                                                          WEIGHTED
                                                                                          AVERAGE
                                                  OPTIONS        PRICE PER SHARE       EXERCISE PRICE
                                                 ---------     -------------------     --------------
    Balance at May 31, 1994....................    822,000      $ 2.04    - $ 2.26         $ 2.04
      Granted..................................    281,660        2.41    -   6.41           5.38
      Exercised................................                     --    -     --             --
      Canceled or expired......................         --          --    -     --             --
                                                 ---------      ------      ------         ------

    Balance at May 31, 1995....................  1,103,660        2.04    -   6.41           2.87
      Granted..................................    330,976       10.75    -  20.50          20.07
      Exercised................................    127,668        2.04    -   5.83           2.12
      Canceled or expired......................     33,900        2.04    -   5.83           2.25
                                                 ---------      ------      ------         ------
    Balance at May 31, 1996....................  1,273,068        2.04    -  20.50           7.43
      Granted..................................    496,200       15.75    -  37.75          36.16
      Exercised................................    234,976        2.04    -  18.25           2.53
      Canceled or expired......................     12,360        5.83    -  20.50          14.72
                                                 ---------      ------      ------         ------
    Balance at May 31, 1997....................  1,521,932      $ 2.04    - $37.75         $17.17
                                                 =========      ======      ======         ======

     The following table summarizes information about stock options outstanding at May 31, 1997:

                                       WEIGHTED AVERAGE
                       OPTIONS            REMAINING            WEIGHTED           OPTIONS            WEIGHTED
    RANGE OF        OUTSTANDING AT     CONTRACTUAL LIFE        AVERAGE         EXERCISABLE AT        AVERAGE
EXERCISE PRICES      MAY 31, 1997          (YEARS)          EXERCISE PRICE      MAY 31, 1997      EXERCISE PRICE
----------------    --------------     ----------------     --------------     --------------     --------------
 $ 2.04 - $ 2.41         508,532              6.5               $ 2.08             215,480            $ 2.07
 $ 5.83 - $ 6.41         194,912              7.4                 5.89              63,236              5.91
 $10.75 - $15.78          38,800              9.0                14.11               2,600             10.90
 $18.25 - $26.63         318,488              9.0                20.59              58,778             20.50
 $36.44 - $37.75         461,200             10.0                36.45                  --                --
 ---------------       ---------              ---               ------             -------            ------
 $ 2.04 - $37.75       1,521,932              8.3               $17.17             340,094            $ 6.04
 ===============       =========              ===               ======             =======            ======

     As permitted under SFAS No. 123, the Company has elected to follow APB No. 25 in accounting for stock-based awards to employees. Accordingly, no compensation cost has been recognized for the stock option and stock purchase plans. Had compensation cost for the Company's stock option and stock purchase plans been determined based on the fair value at the grant date for awards in 1996 and 1997 consistent with the

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                         1996        1997
                                                                       --------    --------
    Net earnings as reported.........................................   $11,821     $20,219
    Pro forma net earnings...........................................   $11,763     $19,537
    Earnings per share as reported...................................     $1.16       $1.67
    Pro forma earnings per share.....................................     $1.16       $1.61

     In accordance with the provisions of SFAS No. 123, pro forma net earnings reflects only options granted in 1996 and 1997. Therefore, the full impact of calculating compensation cost of options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options vesting period of five years, and compensation cost for options granted prior to June 1, 1995 is not considered.

     In calculating pro forma compensation, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions for grants made in 1996 and 1997.

                                                                         1996        1997
                                                                        -------     -------
    Dividend yield....................................................     None        None
    Expected volatility...............................................      56%         56%
    Risk-free interest rate...........................................    6.35%       6.38%
    Expected lives....................................................  3 years     3 years

     The weighted average fair value of options granted during the year was $8.68 per share and $15.21 per share for 1996 and 1997, respectively.

     The pro forma net earnings and earnings per share listed above includes expense related to the Company's 1995 Employee Stock Purchase Plan. The fair value of grants under the employee stock purchase plan is estimated on the grant date using the Black-Scholes model with the following weighted average assumptions for grants made in 1996 and 1997:

                                                                         1996        1997
                                                                        -------     -------
    Dividend yield....................................................     None        None
    Expected volatility...............................................      56%         56%
    Risk-free interest rate...........................................    5.33%       5.41%
    Expected lives....................................................      1/2         1/2
                                                                           year        year

     The weighted average fair value of purchase rights granted during the year was $3.30 per share and $6.48 per share for 1996 and 1997, respectively.

(11) EMPLOYEE STOCK PURCHASE PLAN

     The Company's 1995 Employee Stock Purchase Plan qualifies under Section 423 of the Internal Revenue Code and reserves 500,000 shares of common stock for issuance under the plan. The plan provides that eligible employees may purchase stock at 85% of its fair value on specified dates. Under the plan, the Company sold 70,803 shares in fiscal 1997.

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

(12) BUSINESS SEGMENT INFORMATION

     The Company classifies its products into two core business segments: (i) equipment, parts, and expendables, which represents the Company's operations in designing, developing, manufacturing, marketing, and servicing high throughput, precision surface processing systems; and (ii) slurries, which represents the distribution and sale of materials used in the customers' manufacturing processes. Information concerning the Company's business segments in fiscal years 1995, 1996, and 1997 is as follows:

                                                               1995         1996         1997
                                                              -------     --------     --------
Revenue:
     Sales to unaffiliated customers:
     Equipment, parts, and expendables......................  $29,846     $ 88,050     $134,658
     Slurries...............................................   27,175       25,830       26,336
                                                              -------     --------     --------
Total sales to unaffiliated customers.......................   57,021      113,880      160,994
Commissions from affiliate -- equipment, parts, and
  expendables...............................................    2,757        6,290       12,430
                                                              -------     --------     --------
Total revenue...............................................  $59,778     $120,170     $173,424
                                                              =======     ========     ========
Segment operating profit:
     Equipment, parts, and expendables......................  $ 2,475     $ 14,585     $ 24,328
     Slurries...............................................    1,759          572        2,363
                                                              -------     --------     --------
Total segment operating profit..............................    4,234       15,157       26,691
General corporate expense...................................   (2,632)      (3,583)      (5,300)
Interest expense............................................     (959)        (691)        (203)
                                                              -------     --------     --------
Earnings from consolidated companies before income taxes....  $   643     $ 10,883     $ 21,188
                                                              =======     ========     ========
Identifiable assets:
     Equipment, parts, and expendables......................  $30,538     $ 62,177     $ 87,357
     Slurries...............................................    7,828        8,836        8,460
     Investments in affiliates..............................   18,582       20,450       23,956
     Corporate assets.......................................    3,081       16,521       86,727
                                                              -------     --------     --------
Total identifiable assets...................................  $60,029     $107,984     $206,500
                                                              =======     ========     ========
Capital expenditures:
     Equipment, parts, and expendables......................  $   470     $  5,197     $ 15,162
     Slurries...............................................       12           35           94
     Corporate..............................................      262        2,889        2,175
                                                              -------     --------     --------
Total capital expenditures..................................  $   744     $  8,121     $ 17,431
                                                              =======     ========     ========
Depreciation expense:
     Equipment, parts, and expendables......................  $   437     $  1,044     $  2,467
     Slurries...............................................       28           29           31
     Corporate..............................................       73           99          297
                                                              -------     --------     --------
Total depreciation expense..................................  $   538     $  1,172     $  2,795
                                                              =======     ========     ========

     Intersegment sales are not material. Segment operating profit represents total revenue less cost of sales and operating expenses, and excludes equity in net earnings of affiliates, general corporate expenses, interest

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

expense, and income taxes. Segment identifiable assets are those assets employed in each segment's operation, including an allocated value. Corporate assets consist primarily of cash and assets not employed in production.

     Information regarding the Company's operations in the United States and internationally is presented below:

                                                               1995         1996         1997
                                                              -------     --------     --------
Net sales:
     United States..........................................  $47,587     $103,698     $152,216
     Europe.................................................   10,355       10,855        9,856
     Intercompany sales.....................................     (921)        (673)      (1,078)
                                                              -------     --------     --------
Consolidated net sales......................................  $57,021     $113,880     $160,994
                                                              =======     ========     ========
Operating profit:
     United States..........................................  $ 1,478     $ 10,184     $ 20,736
     Europe.................................................      165          917          780
     Eliminations...........................................      (47)         (10)         (30)
                                                              -------     --------     --------
Operating profit............................................  $ 1,596     $ 11,091     $ 21,486
                                                              =======     ========     ========
Identifiable assets:
     United States..........................................  $33,408     $ 66,059     $ 88,762
     Europe.................................................    4,958        4,954        7,055
     Corporate..............................................   21,663       36,971      110,683
                                                              -------     --------     --------
Consolidated identifiable assets............................  $60,029     $107,984     $206,500
                                                              =======     ========     ========

(13) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Following is a summary of unaudited quarterly information:

                                                       FIRST      SECOND       THIRD      FOURTH
                                                      QUARTER     QUARTER     QUARTER     QUARTER
                                                      -------     -------     -------     -------
Year ended May 31, 1996:
     Total revenue..................................  $17,816     $25,438     $33,140     $43,776
                                                      =======     =======     =======     =======
     Gross margin...................................  $ 5,050     $ 7,018     $12,845     $16,596
                                                      =======     =======     =======     =======
     Net earnings...................................  $   704     $ 1,625     $ 4,359     $ 5,133
                                                      =======     =======     =======     =======
     Earnings per share.............................  $   .09     $   .16     $   .39     $   .46
                                                      =======     =======     =======     =======
Year ended May 31, 1997:
     Total revenue..................................  $39,728     $39,119     $45,280     $49,297
                                                      =======     =======     =======     =======
     Gross margin...................................  $13,946     $15,027     $19,689     $21,261
                                                      =======     =======     =======     =======
     Net earnings...................................  $ 4,038     $ 4,783     $ 4,909     $ 6,489
                                                      =======     =======     =======     =======
     Earnings per share.............................  $   .36     $   .42     $   .42     $   .46
                                                      =======     =======     =======     =======

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(14) OFFERINGS OF COMMON STOCK

     On October 26, 1995, the Company completed its initial public offering of common stock. The Company issued 2,927,500 shares of common stock and received proceeds of $28,284, net of underwriters' discounts and commissions and offering expenses.

     On February 20, 1997, the Company completed an additional public offering of common stock. The Company issued 2,500,000 shares of common stock and received proceeds of $77,673, net of underwriters' discounts and commissions and offering expenses.

(15) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments at May 31, 1996 and 1997 include cash equivalents, trade receivables, trade payables, noncurrent receivables, foreign exchange contracts, and long-term debt. The carrying value of cash equivalents, trade receivables, and trade payables approximates fair value because of the short maturity of these instruments. The fair value of the Company's noncurrent receivables and long-term debt is not materially different from their financial statement carrying values.

(16) OTHER INCOME (EXPENSE)

     Other income (expense) consisted of for fiscal years 1995, 1996 and 1997:

                                                                1995      1996       1997
                                                                -----     -----     ------
    Net gain (loss) on sales of assets........................  $ 246     $   9     $  (43)
    Expenses of canceled public offering......................     --        --       (493)
    Royalty income............................................    264        --         --
    Interest income...........................................     52       454      1,079
    Interest expense..........................................   (959)     (691)      (203)
    Miscellaneous, net........................................   (556)       20       (638)
                                                                -----     -----      -----
                                                                $(953)    $(208)    $ (298)
                                                                =====     =====      =====

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                       MAY 31,       AUGUST 31,
                                                                         1997           1997
                                                                       --------     ------------
                                                                                    (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents..........................................  $ 76,895       $ 70,491
  Trade accounts and notes receivable, net...........................    38,021         46,401
  Inventories........................................................    35,849         39,388
  Other current assets...............................................     4,950          4,290
                                                                       --------       --------
          Total current assets.......................................   155,715        160,570
Investments in affiliates............................................    23,956         24,844
Property, plant and equipment, net...................................    24,582         32,294
                                                                       --------       --------
Other assets.........................................................     2,247          2,387
                                                                       --------       --------
          Total assets...............................................  $206,500       $220,095
                                                                       ========       ========

                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current portion of long-term debt........  $    250       $    226
  Accounts payable and due to affiliates.............................    25,747         31,381
  Customer deposits..................................................     4,165          4,755
  Other current liabilities..........................................    18,731         17,979
                                                                       --------       --------
          Total current liabilities..................................    48,893         54,341
                                                                       --------       --------
Long-term liabilities:
  Long-term debt.....................................................       272            230
  Deferred income taxes..............................................       802            802
                                                                       --------       --------
          Total long-term liabilities................................     1,074          1,032
                                                                       --------       --------
Stockholder's equity:
  Common stock, no par value, 20,000,000 shares authorized,
     13,323,547 and 13,475,036 shares issued and outstanding at
     May 31, 1997 and August 31, 1997, respectively..................         1              1
  Additional paid-in capital.........................................   105,522        107,056
  Retained earnings..................................................    49,466         55,023
  Foreign currency translation adjustment............................     1,544          2,642
                                                                       --------       --------
          Total stockholders' equity.................................   156,533        164,722
                                                                       --------       --------
          Total liabilities and stockholders' equity.................  $206,500       $220,095
                                                                       ========       ========

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                  (UNAUDITED)
                  THREE MONTHS ENDED AUGUST 31, 1996 AND 1997
            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            THREE MONTHS ENDED
                                                                         -------------------------
                                                                         AUGUST 31,     AUGUST 31,
                                                                            1996           1997
                                                                         ----------     ----------
Revenue:
  Net sales............................................................   $ 38,059       $ 51,915
  Commissions from affiliate...........................................      1,669          1,932
                                                                           -------        -------
Total revenue..........................................................     39,728         53,847
Cost of sales..........................................................     25,782         30,831
                                                                           -------        -------
Gross margin...........................................................     13,946         23,016
  Research, development and engineering................................      3,781          6,785
  Selling, general and administrative..................................      6,805          9,369
                                                                           -------        -------
Operating profit.......................................................      3,360          6,862
Other income (expense).................................................       (445)           759
                                                                           -------        -------
Earnings from consolidated companies before income taxes...............      2,915          7,621
Income tax expense.....................................................      1,063          2,793
                                                                           -------        -------
Earnings from consolidated companies...................................      1,852          4,828
Equity in net earnings of affiliates...................................      2,186            729
                                                                           -------        -------
Net earnings...........................................................   $  4,038       $  5,557
                                                                           =======        =======
Net earnings per share.................................................   $    .36       $    .39
                                                                           =======        =======
Weighted average common and common equivalent shares...................     11,277         14,242
                                                                           =======        =======

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                  THREE MONTHS ENDED AUGUST 31, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                                         AUGUST 31,     AUGUST 31,
                                                                         ----------     ----------
                                                                            1996           1997
                                                                         ----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings.........................................................   $  4,038       $  5,557
  Adjustments to reconcile net earnings to net cash used in operating activities:
     Equity in net earnings of affiliates..............................     (2,186)          (729)
     Depreciation and amortization.....................................        463            743
     Other.............................................................        167             11
     Changes in assets and liabilities:
       (Increase) decrease in trade accounts and notes receivable......      1,864         (8,387)
       Increase in inventories.........................................     (3,363)        (3,513)
       Decrease in other current assets................................        191            659
       Increase (decrease) in accounts payable and due to affiliates...     (5,436)         5,641
       Decrease in accrued expenses, customer deposits and other
        liabilities....................................................       (154)          (183)
                                                                           -------        -------
Net cash used in operating activities..................................     (4,416)          (201)
                                                                           -------        -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures.................................................     (2,295)        (8,424)
  Dividend from affiliate..............................................        454            875
  Other investing activities...........................................       (218)          (153)
                                                                           -------        -------
  Net cash used in investing activities................................     (2,059)        (7,702)
                                                                           -------        -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from exercise of stock options..............................         57            594
  Proceeds from sale of stock to employees.............................        273            940
  Principal payments on long-term debt.................................       (308)           (66)
                                                                           -------        -------
  Net cash provided by financing activities............................         22          1,468
                                                                           -------        -------
  Effects of foreign currency rate changes on cash.....................         89             31
                                                                           -------        -------
  Net decrease in cash and cash equivalents............................     (6,364)        (6,404)
  Cash and cash equivalents at beginning of year.......................     10,871         76,895
                                                                           -------        -------
  Cash and cash equivalents at August 31, 1996 and 1997................   $  4,507       $ 70,491
                                                                           =======        =======

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

(1)  BASIS OF PRESENTATION

     The condensed consolidated financial statements included herein have been prepared by management without audit. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although management believes that the disclosures made are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended May 31, 1997, as filed with the Securities and Exchange Commission on August 26, 1997 as part of its Annual Report on Form 10-K. In the opinion of management the information furnished herein reflects all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of results for the interim periods presented. Results of operations for the three months ended August 31, 1997 are not necessarily indicative of results to be expected for the full fiscal year.

(2)  INVENTORIES

     The components of inventory were:

                                                                     MAY 31,      AUGUST 31,
                                                                       1997          1997
                                                                     --------     -----------
    Raw materials..................................................  $ 16,323       $20,735
    Work-in-process................................................    16,030        14,677
    Finished goods.................................................     3,496         3,976
                                                                      -------       -------
                                                                     $ 35,849       $39,388
                                                                      =======       =======

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

(3)  INVESTMENTS IN AFFILIATES

     The Company owns a 50% interest in SpeedFam Co., Ltd. The Company's equity interest in SpeedFam Co., Ltd. was $20,363 and $20,822 at May 31, 1997 and at August 31, 1997, respectively, based on the balance sheet of SpeedFam Co., Ltd. at April 30, 1997 and July 31, 1997, respectively. The remaining equity interest included in investments in affiliates relates to the Company's 50% ownership interest in Fujimi Corporation. Condensed consolidated financial statements of SpeedFam Co., Ltd., which are consolidated on a fiscal year that ends April 30, are as follows:

                                 BALANCE SHEETS

                                                                      APRIL
                                                                       30,        JULY 31,
                                                                       1997         1997
                                                                     --------     --------
                                            ASSETS
    Total current assets...........................................  $115,671     $132,857
    Investment in affiliates.......................................       780          818
    Property, plant and equipment, net.............................    30,327       32,500
    Deferred income taxes and other assets.........................     6,922        8,701
                                                                     --------     --------
              Total assets.........................................  $153,700     $174,876
                                                                     ========     ========

                             LIABILITIES AND STOCKHOLDERS' EQUITY
    Total current liabilities......................................  $ 96,034     $115,042
    Long-term debt.................................................    10,786       10,736
    Other long-term liabilities....................................     6,154        7,454
    Stockholders' equity
      Common stock.................................................       664          664
      Retained earnings............................................    37,049       35,825
      Foreign currency translation adjustment......................     2,817        4,875
      Unrealized gains on marketable securities....................       196          280
                                                                     --------     --------
              Total liabilities and stockholders' equity...........  $153,700     $174,876
                                                                     ========     ========

                  STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                                                                           THREE MONTHS
                                                                               ENDED
                                                                             JULY 31,
                                                                         -----------------
                                                                          1996      1997
                                                                         -------   -------
    Net sales........................................................    $56,750   $60,114
    Costs and operating expenses.....................................     48,792    59,289
                                                                         -------   -------
    Earnings before income taxes.....................................      7,958       825
    Income taxes.....................................................      4,103       424
                                                                         -------   -------
    Net earnings before minority interest............................      3,855       401
    Minority interest................................................         34      (125)
                                                                         -------   -------
    Net earnings.....................................................      3,821       526
    Beginning retained earnings......................................     26,943    37,049
    Dividends........................................................       (907)   (1,750)
                                                                         -------   -------
    Ending retained earnings.........................................    $29,857   $35,825
                                                                         =======   =======

           SPEEDFAM INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

     The Company pays a commission to SpeedFam Co., Ltd. on sales of equipment produced by the Company in the U.S. and exported to Pacific Rim customers through SpeedFam Co., Ltd. As of August 31, 1997 the Company had accrued $2.3 million of commission expense to SpeedFam Co., Ltd.

(4)  LONG-TERM DEBT

     On August 29, 1997, the Company successfully negotiated a new unsecured credit facility with its U.S. bank group. The new credit agreement provides for a revolving loan facility in the amount of $60 million with a term of three years. Should the loan be utilized, principal will be repaid at the end of the loan term. Interest will accrue and be paid monthly on the outstanding balance based on a 90 day LIBOR rate plus 25 to 100 basis points. The Company must meet certain financial objectives each year as defined in the credit agreement. At August 31, 1997, no amounts were outstanding on this loan facility.

(5)  OFFERING OF COMMON STOCK

     On September 17, 1997, the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission reflecting a registration of 2,170,000 shares of common stock, 2,000,000 of which will be offered by the Company.

(6)  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company uses derivative financial instruments to offset exposure to market risks arising from changes in foreign exchange rates. Derivative financial instruments currently utilized by the Company primarily include foreign currency forward contracts. The Company evaluates and monitors consolidated net exposures by currency and maturity, and external derivative financial instruments correlate with that net exposure in all material respects. Gains or losses related to hedges of firm commitments are deferred and included in the basis of the transaction when it is completed. Gains or losses on unhedged foreign currency transactions are included in income as part of cost of sales.

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
SpeedFam Co., Ltd.:

     We have audited the accompanying consolidated balance sheets of SpeedFam Co., Ltd. and consolidated subsidiaries as of April 30, 1996 and 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended April 30, 1997. These consolidated financial statements are the responsibility of the management of SpeedFam Co., Ltd. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SpeedFam Co. Ltd. and consolidated subsidiaries as of April 30, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 1997, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

June 27, 1997
Chicago, Illinois

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                            APRIL 30, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                                           1996         1997
                                                                         --------     --------
                                            ASSETS
Current assets:
  Cash and cash equivalents............................................  $ 10,993     $  7,097
  Short-term investments...............................................     3,330        2,697
  Trade accounts and notes receivable, less allowance for doubtful
     accounts of $676 and $854 in 1996 and 1997, respectively..........    50,420       71,383
  Inventories..........................................................    19,961       25,063
  Due from affiliated companies........................................    10,924        5,997
  Income taxes receivable..............................................        42           25
  Deferred income taxes................................................     1,089        1,141
  Prepaid expenses and other current assets............................     1,733        2,268
                                                                         --------      -------
Total current assets...................................................    98,492      115,671
Investments in affiliates..............................................       891          780
Property, plant, and equipment, net....................................    20,161       30,327
Deferred income taxes..................................................       640          961
Other assets...........................................................     6,367        5,961
                                                                         --------      -------
                                                                         $126,551     $153,700
                                                                         ========      =======
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings................................................     8,088       12,002
  Current portion of long-term debt....................................     2,252        3,677
  Current portion of obligations under capital leases..................        --          162
  Accounts payable.....................................................    48,326       64,523
  Accrued expenses.....................................................     7,122        9,969
  Income taxes payable.................................................     9,178        5,701
                                                                         --------      -------
Total current liabilities..............................................    74,966       96,034
                                                                         --------      -------
Long-term liabilities:
  Long-term debt.......................................................     9,106       10,128
  Obligations under capital leases.....................................        --          658
  Liability for employee benefits......................................     3,421        4,049
  Minority interest....................................................     1,967        2,105
                                                                         --------      -------
Total long-term liabilities............................................    14,494       16,940
                                                                         --------      -------
Stockholders' equity:
  Common stock, $6 par value, 240,000 shares authorized, 198,000 shares
     issued and outstanding at April 30, 1996 and 1997.................       664          664
  Retained earnings....................................................    26,943       37,049
  Foreign currency translation adjustment..............................     9,346        2,817
  Unrealized gains on marketable securities............................       138          196
                                                                         --------      -------
Total stockholders' equity.............................................    37,091       40,726
                                                                         --------      -------
Total liabilities and stockholders' equity.............................  $126,551     $153,700
                                                                         ========      =======

          See accompanying notes to consolidated financial statements.

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                   YEARS ENDED APRIL 30, 1995, 1996, AND 1997
                             (DOLLARS IN THOUSANDS)

                                                               1995         1996         1997
                                                             --------     --------     --------
Net sales..................................................  $108,664     $161,169     $220,281
Cost of sales..............................................    77,088      106,912      153,508
                                                             --------     --------     --------
Gross margin...............................................    31,576       54,257       66,773
Selling, general, and administrative expenses..............    25,109       34,298       45,815
                                                             --------     --------     --------
Operating profit...........................................     6,467       19,959       20,958
                                                             --------     --------     --------
Other income (expense):
  Losses on sales of assets................................      (293)        (710)        (222)
  Equity in net earnings (loss) of affiliates..............        89         (203)          48
  Interest income..........................................       317          407          401
  Interest expense.........................................    (1,056)        (851)        (751)
  Miscellaneous, net.......................................      (434)         815        1,398
                                                             --------     --------     --------
                                                               (1,377)        (542)         874
                                                             --------     --------     --------
Earnings before income taxes and minority interest.........     5,090       19,417       21,832
Income tax expense.........................................     2,755        9,479       10,250
                                                             --------     --------     --------
Earnings before minority interest..........................     2,335        9,938       11,582
Minority interest..........................................      (166)        (301)        (569)
                                                             --------     --------     --------
Net earnings...............................................  $  2,169     $  9,637     $ 11,013
                                                             ========     ========     ========

          See accompanying notes to consolidated financial statements.

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   YEARS ENDED APRIL 30, 1995, 1996, AND 1997
                             (DOLLARS IN THOUSANDS)

                                                                       FOREIGN
                                                                       CURRENCY    UNREALIZED
                                                  COMMON   RETAINED   TRANSLATION   GAINS ON
                                                  STOCK    EARNINGS   ADJUSTMENT   SECURITIES    TOTAL
                                                  ------   --------   ----------   ----------   -------
Balance at April 30, 1994.......................   $210    $ 15,987    $ 10,444       $ --      $26,641
Net earnings....................................     --       2,169          --         --        2,169
Foreign currency translation adjustment.........     --          --       5,510         --        5,510
Cash dividends..................................     --        (120)         --         --         (120)
Unrealized gains on securities..................     --          --          --         15           15
                                                   ----    --------    --------       ----      -------
Balance at April 30, 1995.......................    210      18,036      15,954         15       34,215
Net earnings....................................     --       9,637          --         --        9,637
Common stock dividend...........................    454        (454)         --         --           --
Foreign currency translation adjustment.........     --          --      (6,608)        --       (6,608)
Cash dividends..................................     --        (276)         --         --         (276)
Unrealized gains on securities..................     --          --          --        123          123
                                                   ----    --------    --------       ----      -------
Balance at April 30, 1996.......................    664      26,943       9,346        138       37,091
Net earnings....................................     --      11,013          --         --       11,013
Foreign currency translation adjustment.........     --          --      (6,529)        --       (6,529)
Cash dividends..................................     --        (907)         --         --         (907)
Unrealized gains on securities..................     --          --          --         58           58
                                                   ----    --------    --------       ----      -------
Balance at April 30, 1997.......................   $664    $ 37,049    $  2,817       $196      $40,726
                                                   ====    ========    ========       ====      =======

          See accompanying notes to consolidated financial statements.

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   YEARS ENDED APRIL 30, 1995, 1996, AND 1997
                             (DOLLARS IN THOUSANDS)

                                                                   1995       1996       1997
                                                                  -------   --------   --------
Cash flows from operating activities:
  Net earnings..................................................  $ 2,169   $  9,637   $ 11,013
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Equity in net earnings (loss) of affiliates................      (89)       203        (48)
     Depreciation and amortization..............................    2,531      2,267      3,699
     Provision (benefit) for deferred income taxes..............       76     (1,368)      (810)
     Losses on sales of assets..................................      293        710        222
     Other, net.................................................      375        364        291
     Changes in net assets and liabilities:
       Trade accounts and notes receivable and due from
          affiliates............................................   (1,729)   (18,608)   (29,579)
       Inventories..............................................      608    (11,661)    (9,288)
       Prepaid expenses and other assets........................     (316)    (2,462)    (1,679)
       Accounts payable.........................................    4,028     22,102     27,212
       Accrued expenses and other liabilities...................      717      5,482      6,441
       Income taxes, net........................................      862      7,509     (2,053)
                                                                  -------   --------   --------
Net cash provided by operating activities.......................    9,525     14,175      5,421
                                                                  -------   --------   --------
Cash flows from investing activities:
  Capital expenditures..........................................   (1,214)    (7,129)   (18,135)
  Proceeds from sales of assets.................................      354        283        454
  Other investing activities....................................   (5,676)     3,435        303
                                                                  -------   --------   --------
Net cash used in investing activities...........................   (6,536)    (3,411)   (17,378)
                                                                  -------   --------   --------
Cash flows from financing activities:
  Dividends paid................................................     (120)      (276)      (860)
  Short-term borrowings, net....................................     (155)    (4,824)     5,876
  Principal payments under capital lease obligations............       --         --       (128)
  Proceeds from long-term debt..................................      247      2,528      8,226
  Principal payments on long-term borrowings....................   (2,165)    (3,176)    (3,350)
                                                                  -------   --------   --------
Net cash provided by (used in) financing activities.............   (2,193)    (5,748)     9,764
                                                                  -------   --------   --------
Effect of foreign currency rate changes on cash.................      915     (1,257)    (1,703)
                                                                  -------   --------   --------
Net increase (decrease) in cash and cash equivalents............    1,711      3,759     (3,896)
Cash and cash equivalents at beginning of year..................    5,523      7,234     10,993
                                                                  -------   --------   --------
Cash and cash equivalents at end of year........................  $ 7,234   $ 10,993   $  7,097
                                                                  =======   ========   ========
Supplemental cash flow information:
  Cash paid during the year for:
     Interest...................................................  $ 1,487   $    720   $    813
                                                                  =======   ========   ========
     Income taxes...............................................  $ 1,783   $  3,389   $ 12,794
                                                                  =======   ========   ========
  Capital lease obligation increase during the period...........  $    --   $     --   $  1,034
                                                                  =======   ========   ========

          See accompanying notes to consolidated financial statements.

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     SpeedFam Co., Ltd. (the Company) was incorporated in 1971 as a joint venture owned equally by two corporate shareholders, Obara Corporation, a Japanese company; and SpeedFam International, Inc., a U.S. company.

     The Company and its domestic subsidiaries and affiliated companies conduct operations primarily in Japan, but have subsidiaries and branches in Taiwan, South Korea, India, Singapore, Hong Kong, Malaysia, and China.

     The Company and its subsidiaries and affiliates are engaged in the design, engineering, manufacture, and distribution mainly of lapping and polishing equipment and consumables, through-feed grinders, cleaning machines, and measuring equipment used in high technology industries.

  (a) Basis of Presentation

     The Company and its consolidated Japanese subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan. The Company's non-Japanese subsidiaries maintain their books of account in conformity with the financial accounting standards of the countries in which they are located. The consolidated financial statements presented herein in U.S. dollars have been adjusted to conform to U.S. generally accepted accounting principles.

  (b) Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and the following subsidiaries:

                                                   PERCENTAGE OF                      FISCAL
    SUBSIDIARIES                                     OWNERSHIP        LOCATION       YEAR END
    ---------------------------------------------  -------------     -----------     --------
    SpeedFam Clean System Co., Ltd...............       61.25%       Japan           March 31
    Saku Seiki Co., Ltd..........................       53.54        Japan           March 31
    SpeedFam Incorporated........................      100.00        Taiwan          March 31
    SpeedFam Korea Ltd...........................      100.00        South Korea     March 31
    SpeedFam India (Pvt.) Ltd....................       82.00        India           March 31

     All significant intercompany balances and transactions have been eliminated. The Company's fiscal year ends on April 30.

     The Company's investments in the common stock of affiliates, Met Coil Ltd. (50% owned); CRT K.K. (23.08% owned); and Xevios Corporation (50% owned, acquired in fiscal year 1996) are accounted for by the equity method.

     The investment in Clean Technology K.K., a 27.5% owned affiliate of SpeedFam Clean System Co., Ltd., and 22.5% owned by the Company, is accounted for by the equity method.

  (c) Cash and Cash Equivalents

     Cash and cash equivalents include deposits in banks and highly liquid short-term investments with original maturities of three months or less. Short-term investments are carried at cost which approximates market.

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

  (d) Short-term Investments

     The Company classifies its debt and equity securities into one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

     Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

     A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

  (e) Property, Plant, and Equipment

     Property, plant, and equipment are stated at cost. Depreciation is provided on the declining balance method over the estimated useful lives of the assets. Depreciation expense was $2,312, $2,148, and $3,542 in fiscal years 1995, 1996, and 1997, respectively. The estimated useful lives of the assets are as follows:

    Buildings and improvements.............................................   3 to 65 years
    Machinery and equipment................................................   3 to 12 years
    Furniture and fixtures.................................................   2 to 20 years
    Leasehold improvements.................................................         2 years

  (f) Inventories

     Inventories are stated at the lower of cost, determined principally by the first-in, first-out (FIFO) method, or market.

  (g) Income Taxes

     Income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (h) Revenue Recognition

     Sales of the Company's products are recorded upon shipment.

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

  (i) Warranty Costs

     Generally, the Company provides a one-year warranty against manufacturer's defects on all machines sold. Provision for warranty expense is provided based upon an estimate derived from experience factors.

  (j) Foreign Currency Translation

     Assets and liabilities of the Company's non-Japanese operations have been translated using the exchange rates in effect at the balance sheet dates or balance sheet date of the subsidiary, if different. Results of operations are translated using the average exchange rates prevailing throughout the period. Local currencies are considered the functional currencies of the Company's non-Japanese entities. Foreign currency exchange rates used to translate the financial statements are summarized below:

                                                        FOREIGN CURRENCY PER JAPANESE YEN
                                                      -------------------------------------
                                                        1995          1996          1997
                                                      ---------     ---------     ---------
    Rates at balance sheet date:
         South Korean Won (March)...................  11.67/100     13.78/100     13.91/100
         Taiwan Dollar (NT$) (March)................       3.41          3.91          4.49
         India Rupee (RPS) (March)..................       2.80          3.06          3.39
         Singapore Dollar (S$)......................      60.21         74.09         87.36
         Thailand Baht..............................       3.41          4.15          4.56
         Japanese Yen (Y) per U.S. $................      84.20        105.07        127.09

  (k) Significant Customer

     The Company had sales to a Japanese company that amounted to approximately 10.5%, 11.2%, and 12.5% of net sales in fiscal years 1995, 1996, and 1997, respectively.

  (l) Research and Development

     Research and development expense amounted to approximately $1,748, $6,651, and $11,488 in fiscal years 1995, 1996, and 1997, respectively. Such expenditures are expensed as incurred.

  (m) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (n) Reclassifications

     Certain amounts in the prior year financial statements have been reclassified to conform with the 1997 financial statement presentation.

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

(2) INVENTORIES

     Inventories at the end of fiscal years 1996 and 1997 are summarized as follows:

                                                                        1996        1997
                                                                       -------     -------
    Raw materials....................................................  $   723     $   732
    Work-in-process..................................................   16,340      20,760
    Finished goods...................................................    2,898       3,571
                                                                       -------     -------
    Total inventories................................................  $19,961     $25,063
                                                                       =======     =======

(3) INVESTMENTS

     Investments at the end of fiscal years 1996 and 1997 are summarized as follows:

                                                                          1996       1997
                                                                         ------     ------
    Held-to-maturity debt securities, at amortized cost................  $  133     $  115
    Time deposits......................................................   3,197      2,582
                                                                         ------     ------
    Total short-term investments.......................................   3,330      2,697
    Available-for-sale equity securities, at fair value, included in
      other assets.....................................................     779        762
                                                                         ------     ------
    Total investments..................................................  $4,109     $3,459
                                                                         ======     ======

     The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value of available-for-sale and held-to-maturity securities at the end of fiscal years 1996 and 1997 are as follows:

                                                                   GROSS          GROSS
                                                                 UNREALIZED     UNREALIZED
                                                   AMORTIZED      HOLDING        HOLDING       FAIR
                                                     COST          GAINS          LOSSES       VALUE
                                                   ---------     ----------     ----------     -----
    1996:
    Available-for-sale equity securities.........    $ 515          $265           $ (1)       $ 779
    Held-to-maturity debt securities.............    $ 133          $ --           $ --        $ 133
    1997:
    Available-for-sale equity securities.........    $ 436          $351           $(25)       $ 762
    Held-to-maturity debt securities.............    $ 115          $ --           $ --        $ 115

     No investments classified as available-for-sale were sold during fiscal years 1996 and 1997. The Company does not hold securities for trading purposes.

(4) PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment at the end of fiscal years 1996 and 1997 are summarized as follows:

                                                                        1996        1997
                                                                       -------     -------
    Land.............................................................  $ 4,560     $ 6,548
    Buildings and improvements.......................................   11,361      14,864
    Machinery and equipment..........................................   13,615      18,870
    Furniture and fixtures...........................................    2,486       3,592
    Leasehold improvements...........................................       13          --
    Construction in progress.........................................    3,468       1,344
                                                                       -------     -------
                                                                        35,503      45,218
    Less accumulated depreciation....................................   15,342      14,892
                                                                       -------     -------
    Net property, plant, and equipment...............................  $20,161     $30,327
                                                                       =======     =======

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

(5) INCOME TAXES

     Earnings before income taxes and minority interest are as follows:

                                                              1995       1996        1997
                                                             ------     -------     -------
    Japan..................................................  $3,216     $15,135     $16,592
    Non-Japan..............................................   1,874       4,282       5,240
                                                             ------     -------     -------
    Total..................................................  $5,090     $19,417     $21,832
                                                             ======     =======     =======

     The provision (benefit) for income taxes is as follows:

                                                              1995       1996        1997
                                                             ------     -------     -------
    Current:
         Japan.............................................  $2,159     $ 9,546     $ 9,699
         Non-Japan.........................................     520       1,301       1,361
                                                             ------     -------     -------
                                                              2,679      10,847      11,060
    Deferred:
         Japan.............................................      76      (1,360)       (810)
         Non-Japan.........................................      --          (8)         --
                                                             ------     -------     -------
    Total..................................................  $2,755     $ 9,479     $10,250
                                                             ======     =======     =======

     The tax effects of temporary differences that give rise to the deferred tax assets at the end of fiscal years 1996 and 1997 are attributable to:

                                                                          1996       1997
                                                                         ------     ------
    Property, plant, and equipment.....................................  $ (333)    $ (397)
    Inventory..........................................................      74        104
    Allowance for doubtful accounts....................................     (60)       (50)
    Accrued employee benefits..........................................   1,093      1,515
    Accrued vacation...................................................     166        167
    Business tax.......................................................     890        599
    Other..............................................................    (101)       164
                                                                         ------     ------
                                                                         $1,729     $2,102
                                                                         ======     ======

     There is no valuation allowance for deferred tax assets at the end of fiscal years 1996 and 1997. Deferred tax assets are considered realizable due to the expectation of future taxable income. Deferred income tax benefits as a component of stockholders' equity related to unrealized gains and losses on marketable securities aggregated $15 and $184 at the end of fiscal years 1996 and 1997, respectively.

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

     A reconciliation between the Company's effective tax rate and the "expected" tax rate of 51% in Japan on earnings before income taxes and minority interest is as follows:

                                                                      1995     1996     1997
                                                                      ----     ----     ----
    "Expected" income tax rate......................................   51%      51%     51%
    Expenses not deductible for tax purposes........................   14        4        4
    Equity in earnings of affiliates................................   (1)       1       --
    Differences of non-Japan and "expected" tax rates...............   (5)      (5)      (6)
    Utilization of tax loss carryforward............................   (3)      --       --
    Tax credit for research and development.........................   (2)      (3)      (3)
    Other, net......................................................   --        1        1
                                                                       --       --       --
    Effective income tax rate.......................................   54%      49%     47%
                                                                       ==       ==       ==

     No provision is made for income taxes on undistributed earnings of non-Japan subsidiaries. The Company believes that the amount of income taxes that would be incurred if these earnings were remitted would not be significant because of available tax credits.

     The Company's corporate tax returns through April 30, 1994 have been examined by the Japanese tax authorities.

(6) SHORT-TERM BORROWINGS

     Short-term borrowings are summarized as follows:

                                                                         1996       1997
                                                                        ------     -------
    Bank borrowings, including overdraft..............................  $  926     $ 7,312
    Trade notes discounted at banks with recourse.....................   7,162       4,690
                                                                        ------     -------
                                                                        $8,088     $12,002
                                                                        ======     =======

     Short-term borrowings are secured by trade notes receivable with a net book value of $4,690 at the end of fiscal year 1997. The short-term borrowings had weighted average interest rates of 3.28%, 2.34%, and 1.89% in fiscal years 1995, 1996, and 1997, respectively.

(7) LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                         1996       1997
                                                                        ------     -------
    Mortgage debentures:
      1st Series, due November 1997, fixed interest rate of 7.7%......  $  952     $    --
      2nd Series, due September 1999, fixed interest rate of 5.7%.....   2,855       2,360
      3rd Series, due December 2000, fixed interest rate of 1.7%......      --         787
    Loans from banks and other financial institutions, maturing 1995 to 2004, with weighted average interest rates of 3.46% and 2.23%
      in 1996 and 1997, respectively..................................   7,551      10,658
                                                                        ------     -------
    Total long-term debt..............................................  11,358      13,805
    Less current portion of long-term debt............................   2,252       3,677
                                                                        ------     -------
    Net long-term debt................................................  $9,106     $10,128
                                                                        ======     =======

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

     The mortgage debentures are secured by land and buildings with a net book value of $7,292 at the end of fiscal year 1997.

     At the end of fiscal year 1997, the Company has provided guarantees for up to $52 of bank borrowings by SpeedFam India (Pvt.) Ltd., a subsidiary of the Company. The Company does not anticipate any loss from these arrangements.

     Annual maturities of long-term debt are as follows:

                                    FISCAL YEAR                              AMOUNT
        -------------------------------------------------------------------  -------
        1998...............................................................  $ 3,677
        1999...............................................................    3,402
        2000...............................................................    3,855
        2001...............................................................    1,713
        2002 and thereafter................................................    1,158
                                                                             -------
                                                                             $13,805
                                                                             =======

(8) CAPITAL LEASE

     The Company is obligated under various capital leases for certain equipment which expire at various dates during the next five years. At April 30, 1997, the gross amount of equipment and related accumulated amortization recorded under capital leases was as follows:

        Equipment............................................................  $ 936
          Less accumulated amortization......................................   (108)
                                                                               -----
                                                                               $ 828
                                                                               =====

     Amortization of assets held under capital leases is included within depreciation expense. Future minimum capital lease payments as of April 30, 1997 are as follows:

                                    FISCAL YEAR                                   AMOUNT
    ----------------------------------------------------------------------------  ------
    1998........................................................................  $ 188
    1999........................................................................    205
    2000........................................................................    205
    2001........................................................................    205
    2002........................................................................     87
                                                                                  -----
    Total minimum lease payments................................................    890
    Less amount representing interest (at rate of 2.04%)........................    (70)
                                                                                  -----
    Present value of net minimum capital lease payments.........................    820
    Less current installments of obligations under capital leases...............   (162)
                                                                                  -----
    Obligation under capital leases, excluding current installments.............  $ 658
                                                                                  =====

(9) COMMITMENTS AND CONTINGENCIES

     The Company and its subsidiaries occupy certain manufacturing and office facilities and use certain equipment under noncancelable operating leases expiring at various dates through fiscal year 2002. Rental expense aggregated approximately $1,500, $1,635, and $1,728 in fiscal years 1995, 1996, and 1997, respectively.

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

     Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at the end of 1997 are as follows:

                                    FISCAL YEAR                               AMOUNT
        --------------------------------------------------------------------  ------
        1998................................................................  $  696
        1999................................................................     538
        2000................................................................     356
        2001................................................................     133
        2002 and thereafter.................................................      29
                                                                              ------
        Total...............................................................  $1,752
                                                                              ======

     At the end of fiscal year 1997, outstanding commitments for the purchase of property, plant, and equipment were approximately $468.

     At April 30, 1997, the Singapore branch of the Company has an outstanding claim amounting to $285 against the branch for losses and damages suffered by a plaintiff as a result of the branch's alleged failure to meet certain specifications for a machine sold to the plaintiff. The branch is contesting the claim and has filed a defense in respect thereof. Based on legal advice obtained, Company management is of the opinion that no ultimate liability will arise. Accordingly, no provision has been made in the financial statements with respect to this claim.

(10) PENSION AND SEVERANCE BENEFITS

     The Company maintains pension and severance benefit plans for its employees. Employees who leave the Company upon retirement because of age or sever their connection with the Company for reasons other than dismissal for cause are entitled to lump-sum payments based on their current rate of pay and length of service.

     Effective June 1, 1984 the Company adopted an insured pension plan which also covers employees of SpeedFam Clean Systems Co., Ltd., the terms of which provide for the ultimate funding of retirement benefits when due. Premiums paid under the insured plan constitute the funding of the current costs of the liability under the plan and the funding of the related past service costs over a 15-year period.

     The funded status of the insured pension plan at the end of fiscal years 1996 and 1997 is as follows:

                                                                        1996        1997
                                                                       -------     -------
    Actuarial present value of benefit obligations:
      Vested benefits................................................  $(1,205)    $(1,197)
      Nonvested benefits.............................................      (26)        (53)
                                                                       -------     -------
    Accumulated benefit obligation...................................  $(1,231)    $(1,250)
                                                                       =======     =======
    Projected benefit obligation.....................................  $(1,775)    $(1,662)
    Plan assets at fair value........................................    1,656       1,579
                                                                       -------     -------
    Projected benefit obligation in excess of plan assets............     (119)        (83)
    Unrecognized net loss............................................       19          25
    Unrecognized net obligation at transition........................      185         140
                                                                       -------     -------
    Prepaid pension cost.............................................  $    85     $    82
                                                                       =======     =======

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

     The components of net periodic pension cost for the insured pension plan are shown below:

                                                                    1995     1996     1997
                                                                    ----     ----     ----
    Service cost for benefits earned during the year..............  $204     $176     $150
    Interest cost on projected benefit obligation.................    89       87       79
    Actual return on plan assets..................................   (46)     (39)     (14)
    Net amortization and deferral.................................    19       10      (16)
                                                                    ----     ----     ----
                                                                    $266     $234     $199
                                                                    ====     ====     ====
    Significant actuarial assumptions:
      Discount rate...............................................  5.5%     5.5%     5.5%
    Rate of salary increase.......................................  3.0%     3.0%     3.0%
    Expected long-term return on plan assets......................  3.0%     3.0%     3.0%

     Plan assets represent the Company's share of funds invested by a trustee in pooled accounts comprised of cash in banks, securities, and real estate.

     A separate retirement benefits program for directors and statutory auditors is not covered by the pension plan described above. The program provides that directors and statutory auditors who retire or sever their connection with the Company are entitled to lump-sum payments based on current rates of pay, determined according to their title and the length of service. Directors and statutory auditors may also be granted, at the discretion of the Company, additional lump-sum payments for meritorious service. It is not the policy of the Company to fund these retirement and severance benefits, but provision has been made in the financial statements for the estimated accrued liabilities under the plan. The liability related to these retirement benefits included in the accompanying consolidated balance sheets at the end of fiscal years 1996 and 1997 amounted to $3,150 and $3,820, respectively. The plan was amended during fiscal year 1996 and the resulting past service costs of $1,008 are being amortized over a period of five years. Unamortized past service cost at the end of fiscal years 1996 and 1997 amounting to $883 and $548 is classified as other assets in the accompanying consolidated balance sheets. The retirement benefit expenses amounted to $181, $520, and $1,545 in fiscal years 1995, 1996, and 1997, respectively.

     Two subsidiaries of the Company have separate employee retirement and severance plan arrangements. Payments with respect to voluntary severance are less in amount than payments for involuntary severance and retirement. The subsidiaries have recorded estimated liabilities in the accompanying consolidated balance sheets at the end of fiscal years 1996 and 1997 of $272 and $228, respectively, based upon the amount, net of the benefits to be paid by a government-sponsored small enterprise mutual aid retirement fund, which would be payable if all employees had to retire voluntarily. Plan assets plus the accrued liability approximate vested benefits. The expense related to these employee retirement and severance plans amounted to $20, $222, and $67 in fiscal years 1995, 1996, and 1997, respectively. The Company believes that the effect of not adopting SFAS No. 87, "Employers' Accounting for Pensions," for these plans is not material to the consolidated financial statements.

(11) LEGAL RESERVE AND CASH DIVIDENDS

     The Japanese Commercial Code provides that earnings in an amount equal to at least 10% of retained earnings be appropriated as a legal reserve, until such reserve equals 25% of stated common stock. This legal reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated common stock. Certain non-Japanese subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. The legal reserve included as a component of retained earnings at the end of fiscal years 1996 and 1997 amounted to $513 and $523, respectively.

                      SPEEDFAM CO., LTD. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

     The accompanying consolidated financial statements do not reflect dividends of $1,558 ($7.87 per share) declared subsequent to fiscal year 1997 by the Board of Directors related to fiscal year 1997.

(12) RELATED-PARTY TRANSACTIONS

     The following is a summary of SpeedFam Co., Ltd. and consolidated subsidiaries' transactions with SpeedFam International, Inc.:

                                                               1995       1996        1997
                                                              -------    -------    --------
    Sales to SpeedFam International, Inc. ..................  $ 2,984    $ 7,140    $ 42,531
    Purchases from SpeedFam International, Inc. ............  $   251    $ 1,696    $  2,127
    Commission income.......................................  $   125    $   355    $  3,044
    Commission expense......................................  $ 2,952    $ 6,458    $    107

     The following is summary of SpeedFam Co., Ltd. transactions with Met-Coil Ltd., a 50% owned affiliate, accounted for by the equity method:

                                                                 1995      1996       1997
                                                                 -----    -------    -------
    Sales to Met-Coil Ltd. ....................................  $ 148    $   865    $   275
    Purchases from Met-Coil Ltd. ..............................  $ 836    $ 1,026    $ 2,125
    Interest income............................................  $  14    $    28    $     5
    Interest expense...........................................  $   5    $    --    $    --

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments at April 30, 1996 and 1997 include cash equivalents, trade receivables, short-term investments, short-term loans, trade payables, noncurrent receivables, long-term debt, and obligations under capital leases. The carrying amount of cash equivalents, trade receivables, short-term loans, and trade payables approximates fair value because of the short maturity of these instruments. The fair value of short-term investments has been determined based on quoted market prices and approximates their financial statement carrying values. The fair value of the Company's noncurrent receivables and long-term debt has been determined based on discounted cash flows using current interest rates of similar instruments, and is not materially different from their financial statement carrying values.

======================================================

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Prospectus Summary....................     3
Risk Factors..........................     5
The Company...........................    14
Use of Proceeds.......................    14
Price Range of Common Stock and
  Dividend Policy.....................    15
Capitalization........................    16
Selected Consolidated Financial
  Data................................    17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    18
Business..............................    26
Joint Venture Arrangements............    39
Management............................    45
Principal and Selling Shareholders....    49
Description of Capital Stock..........    50
Underwriting..........................    52
Legal Matters.........................    53
Experts...............................    53
Index to Consolidated Financial
  Statements..........................   F-1

======================================================
======================================================

                                2,180,000 SHARES

                                [SPEEDFAM LOGO]
                                    SPEEDFAM
                              INTERNATIONAL, INC.

                                  COMMON STOCK
                          ---------------------------

                                   PROSPECTUS
                                October 8, 1997

                          ---------------------------

                                LEHMAN BROTHERS

                                 BT ALEX. BROWN

                             NATIONSBANC MONTGOMERY
                                SECURITIES, INC.

                            NEEDHAM & COMPANY, INC.

======================================================